UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

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MGIC Investment Corporation

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MGIC Investment Corporation

Notice of 2025 Annual Meeting & Proxy Statement

2024 Annual Report to Shareholders

MGIC Investment Corporation

Notice of 2025 Annual Meeting of Shareholders

Meeting Date & Time	Via Webcast
April 24, 2025 9:00 a.m. Central Time	www.virtualshareholdermeeting.com/MTG2025 Admittance to the webcast begins at 8:45 a.m.

To MGIC Investment Corporation Shareholders:

At our 2025 Annual Shareholders' Meeting, you will be asked to vote upon the following proposals:

Items of Business	
Proposal 1	Election of ten directors
Proposal 2	Advisory vote to approve named executive officer compensation
Proposal 3	Approval of 2025 Omnibus Incentive Plan
Proposal 4	Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025
Proposal 5	Any other matters that properly come before the meeting

Your vote is very important. Whether or not you plan to attend our Annual Meeting, we encourage you to read our proxy materials and to vote as soon as possible using one of the methods described beginning on page **85.**

By Order of the Board of Directors,

Paula C. Maggio
Executive Vice President, General Counsel and Secretary
March 21, 2025

PROXY STATEMENT AND 2024 ANNUAL REPORT TO SHAREHOLDERS AVAILABLE AT HTTPS://MATERIALS.PROXYVOTE.COM/552848

Table of Contents

MGIC

MGIC Investment Corporation
P.O. Box 488
MGIC Plaza, 270 East Kilbourn Avenue
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held Thursday, April 24, 2025 at 9:00 a.m. Central Time, via webcast at www.virtualshareholdermeeting.com/MTG2025, and at any postponement or adjournment of the meeting. In this Proxy Statement we sometimes refer to MGIC Investment Corporation as "the Company," "we" or "us." This Proxy Statement and the enclosed form of proxy are being mailed to shareholders beginning on March 21, 2025. If you have any questions about attending our Annual Meeting, you can call Investor Relations at (414) 347-2635.

Proxy Summary

This summary highlights information contained elsewhere in our Proxy Statement and does not contain all of the information you should consider. Please review the Company's complete Proxy Statement before voting. **Please refer to our Glossary of Terms and Acronyms in Appendix A to this Proxy Statement for definitions of certain capitalized terms.**

Voting Matters and Board Recommendation

Proposal	Voting Matter	More Information	Board Vote Recommendation
1	Election of Ten Directors	Page **24**	**FOR** each Director Nominee
2	Advisory Vote on Executive Compensation	Page **28**	**FOR**
3	Approval of 2025 Omnibus Incentive Plan	Page **70**	**FOR**
4	Ratification of Independent Registered Public Accounting Firm	Page **80**	**FOR**

Our Business Strategies and 2024 Highlights

Through our subsidiary, Mortgage Guaranty Insurance Corporation ("MGIC"), we are a leading provider of mortgage insurance to lenders throughout the United States and to Fannie Mae and Freddie Mac ("the GSEs"). Our business strategies are to 1) maximize the value we create through our mortgage credit enhancement activities; 2) differentiate ourselves through our customer experience; 3) establish a competitive advantage through our digital and analytical capabilities; 4) excel at acquiring, managing and distributing mortgage credit risk and the related capital; 5) maintain financial strength through economic cycles; and 6) foster an environment that embraces diversity and best positions our people to succeed. As we discuss in the Compensation Discussion & Analysis ("CD&A"), the compensation of our Named Executive Officers ("NEOs") is tied to our financial performance and to performance against business objectives that directly support these business strategies.

As we began 2024, the volume of mortgage originations was predicted to be slightly higher than 2023, but still 25% lower than in 2022, and 61% lower as compared to 2021. Additionally, mortgage rates were expected to remain elevated with continued affordability challenges tempering homebuyer demand. Despite these headwinds, we demonstrated strong performance, including against performance measures that are considered in determining the annual bonus and long-term equity compensation of our NEOs:

- Net income for 2024 was $763 million on revenues of $1.2 billion.
- In 2024, our new insurance written ("NIW") was $57.0 billion, up from $47.8 billion in 2023, reflective of our performance and an increase in refinance volumes, attributed to a brief decline in interests rates during 2024.
    - While our 2024 NIW is lower than the three years of record results we achieved in 2020-2022, as shown below it is comparable to the more normalized levels seen before the onset of the COVID-19 pandemic.
- Our insurance in force ("IIF") at the end of 2024 was $295.4 billion, exceeding the all-time high of $295.3 billion that we reached in 2022.
- Our adjusted net operating income per diluted share was $2.91, up from $2.53 in 2023.

These metrics, among others, were considered when determining the 2024 bonuses of our NEOs and our success in advancing our business strategies.


New Insurance Written
(billions)1
$49.1
$51.1
$64.9
$113.8
$121.1
$76.8
$47.8
$57.0
2017
2018
2019
2020
2021
2022
2023
2024


Insurance in Force
(billions)2
$246.6
$274.4
$295.3
$293.5
$295.4
2020
2021
2022
2023
2024


Adjusted Net Operating Income per Diluted Share3
$1.32
$1.91
$2.91
$2.53
$2.91
2020
2021
2022
2023
2024

1 For purposes of the bonus plan, NIW includes (i) traditional loan level insurance, (ii) loan level insurance executed through a managing agent or directly with a GSE or other entity, and (iii) credit risk transfer (calculated as 1/3 of the unpaid principal balance of the loans committed to be insured by us during the year). NIW received credit for bonus purposes only if its expected risk-adjusted return on capital exceeded the Company's hurdle rate. Because the NIW for the bonus plan includes a more comprehensive definition of NIW when compared to the primary NIW disclosed for financial reporting purposes, NIW figures shown in our financial reporting differ slightly from what is shown in this Proxy Statement.

2 For purposes of the bonus plan, IIF is the unpaid principal balance, as reported to us, of the loans insured by us, as of the end of the year, adjusted for financial impacts of GSE-mandated mortgage insurance cancellations inconsistent with prior business practices.

3 This is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measure, see **Appendix B** to this Proxy Statement.

Following are several additional 2024 accomplishments that furthered each of our business strategies.

Business Strategy		Results
Maximize value created through mortgage credit enhancement activities	➔	Increased book value per common share by 12%. Paid shareholder dividends of $0.49 per share, a 14% increase from the $0.43 per share in 2023. Repurchased 9.3% of the shares outstanding at the beginning of the year. Earned a 15% return on beginning shareholders' equity.
Differentiate through customer experience	➔	Continued our assessment of the market to improve alignment of MGIC resources with customer behavior and value. Made investments and subsequent advancements in our customer experience offerings, driving efficiencies for our customers and for MGIC. Differentiated ourselves through our legacy of relationships using consultative sales and delivering value to our customers.
Establish competitive advantage through digital and analytical capabilities	➔	Continued to leverage our analytical capabilities to enable efficiencies. Established a Business Intelligence and Product Strategy function to bring together key teams and accelerate impact. Completed initiatives to simplify and increase the durability of our technology systems.
Excel at acquiring, managing and distributing mortgage credit risk and related capital	➔	Reinsurance transactions provide a source of capital relief and allow us to better manage our risk profile. In 2024 we expanded our reinsurance program by: • Securing quota share reinsurance covering the majority of our 2025 and 2026 NIW • Placing a forward-commitment excess of loss reinsurance agreement providing $184 million in limit covering 2024 NIW • Terminated or amended seasoned reinsurance transactions to recapture attractive risk and reduce future ceded premium

Business Strategy		Results
Maintain financial strength through economic cycles	➔	Ended 2024 with $1.1 billion of cash and investments. AM Best upgraded MGIC's Financial Strength Rating to A from A-. MGIC paid $750 million in dividends to MGIC Investment Corporation, a 25% increase from dividends paid in 2023. Sustainably reduced operating expenses through streamlining operations, changing processes, and reorganizing to optimize workflows. Our capital is well in excess of the requirements of the GSEs and state regulators.
Foster an environment that embraces diversity and best positions people to succeed	➔	Continued to provide a competitive package of benefits that considers the physical, mental and financial aspects of co-worker well-being. Held quarterly all-Company meetings focusing on collaboration, enterprise planning, prioritization and transparency through open dialogue. Introduced a new learning and development framework designed to empower co-workers to take the lead on their growth and development through a blend of education, exposure, and experience.

Board Nominees

Name	Age[1]	Director Since	Primary Occupation	Independent	Committee Memberships[2]
Analisa M. Allen	66	2020	Consultant with Gerson Lehrman Group; Former CIO of Data & Analytics and CIO for Home Lending Technology of JP Morgan Chase's consumer bank	Yes	• BT&T • Risk Management
C. Edward Chaplin ▲	68	2014	Former President and CFO of MBIA Inc.	Yes	• Audit (C) • Securities Inv.
Curt S. Culver	72	1999	Chairman of the Board and former CEO of MGIC Investment Corp.	No	• Executive
Jay C. Hartzell	55	2019	Former President of the University of Texas at Austin and President-Elect of Southern Methodist University	Yes	• Risk Management • Securities Inv. (C)
Jodeen A. Kozlak	61	2018	Lead Independent Director of MGIC Investment Corporation; Founder and CEO of Kozlak Capital Partners, LLC; Former Global SVP of Human Resources of Alibaba Group	Yes	• Executive • MDNG (C) • Securities Inv.
Teresita M. Lowman ▲	60	2022	Strategic Advisor to Launch Factory; Former VP of DXC Technology Company	Yes	• Audit • BT&T (C)
Timothy J. Mattke	49	2019	CEO of MGIC Investment Corp.	No	• Executive (C)
Sheryl L. Sculley ▲	72	2019	Consultant with Strategic Partnerships, Inc.; Adjunct Professor at the University of Texas at Austin; Former City Manager of the City of San Antonio, Texas	Yes	• Audit • BT&T
Michael L. Thompson	69	2023	CEO of Fair Oaks Foods	Yes	• MDNG • Risk Management
Mark M. Zandi	65	2010	Chief Economist of Moody's Analytics, Inc.	Yes	• MDNG • Risk Management (C)

1 As of March 21, 2025

2 BT&T = Business Transformation and Technology; MDNG = Management Development, Nominating and Governance

▲ = Audit Committee Financial Expert

C = Committee Chair

Corporate Sustainability

For decades, our product – private mortgage insurance – has helped families purchase homes sooner than they otherwise could, allowing them to invest in their futures and build generational wealth. This mission is as important today as ever - especially as the path to homeownership remains challenging for many.

Our role in the housing ecosystem carries a responsibility not just to homebuyers, but also to the stakeholders who make our work possible - our co-workers, customers, investors, Board of Directors, community partners, and industry organizations. We succeed together, and that success is built on transparency, collaboration, and a commitment to long-term impact.

None of this happens in isolation. Our engaged Board of Directors and corporate leadership help drive our vision, ensuring that promotion of long-term sustainability of the Company is embedded in everything we do. Through their vision - and the collective efforts of our co-workers - we remain focused on maximizing both the value we create for stakeholders and the impact we have on the communities we serve.

Compensation Highlights

Pay Opportunity Mix. At-risk performance-based compensation represented a significant majority of the 2024 total direct compensation ("TDC") opportunity of our NEOs.

CEO 2024 Pay Opportunity Mix
(% of Target TDC)
At-Risk Performance-Based Pay: 87%


13%
22%
65%
Salary
Bonus
Performance-Based Long Term Equity

Other NEOs' 2024 Pay Opportunity Mix
(% of Target TDC)
At-Risk Performance-Based Pay: 74%


2%
24%
48%
26%
Salary
Bonus
Performance-Based Long Term Equity
Service-Based Long Term Equity

Long-Term Equity Incentives. To align our long-term equity awards with the interests of shareholders, a majority of the long-term equity awards granted in February 2024 to our NEOs are performance-based. One hundred percent of the long-term equity awarded to Messrs. Mattke, Miosi and Colson, and Ms. Maggio in 2024 will cliff vest after three years based on achievement of a three-year cumulative adjusted book value ("ABV") per share growth goal. Fifty percent of the long-term equity awards granted to Mr. Candelmo in 2024 is performance-based and vests annually over a three year period based on achievement of the same three-year cumulative growth goal in ABV per share growth goal that applies to the long-term equity awarded to our other NEOs. The other 50% of the long-term equity awarded to Mr. Candelmo in 2024 vests ratably over three years based on continued service.

Performance-Based Bonus. Our bonus program is designed to strongly align pay with our performance. Bonus payouts for 2024 were based on our achievement against three financial performance goals (return on equity ("ROE"), NIW and IIF) and performance against three specific business objectives.

Best Practices. Our compensation program is grounded in best practices, which include strong stock ownership guidelines for NEOs, no hedging or pledging of our stock, an updated and rigorous "clawback" policy intended to comply with SEC and stock exchange listing standards, limited severance and change in control benefits (with no tax gross-ups), and modest perquisites.

Corporate Governance and Board Matters

The Board of Directors oversees the management of the Company and our business. The Board selects our CEO, who in conjunction with our senior management team, is responsible for operating our business.

Corporate Governance Guidelines and Code of Conduct and Ethics

The Board has adopted Corporate Governance Guidelines, which set forth a framework for our governance. The Corporate Governance Guidelines cover the Board's composition, leadership, meeting process, director independence, Board membership criteria, committee structure, succession planning and director compensation. The Corporate Governance Guidelines also provide that a director shall not be nominated by the Board for re-election if at the date of the Annual Meeting of Shareholders, the director is age 74 or more. As a result, two directors elected at the 2024 Annual Meeting of Shareholders, Daniel Arrigoni and Michael Lehman, are not eligible for re-election at the 2025 meeting.

The Board meets in executive session outside the presence of any member of our management during at least two Board meetings annually and at any additional times determined by the Board or the Lead Director. The Lead Director presides at these sessions. See "Board Leadership" for information about the Lead Director's responsibilities and authority.

The Corporate Governance Guidelines also provide that a director who retires from his or her principal employment or joins a new employer shall offer to resign from the Board. Unless the Board determines that a Chief Executive Officer who is Chairman of the Board should continue as Chairman of the Board after his or her tenure as Chief Executive Officer, a director who is an officer of the Company or a subsidiary and leaves the Company shall resign from the Board. In 2014, the Board determined that Mr. Culver should become non-executive Chairman of the Board upon retirement from his position as Chief Executive Officer in 2015.

The Guidelines impose specific limitations on other directorships. The Guidelines limit our independent directors from serving as a director of more than three public companies other than the Company. Directors who are officers of the Company or a subsidiary may not serve as a director of more than one public company other than the Company. It is expected that each director will be mindful of other existing and planned future commitments, such that other directorships and commitments do not materially interfere with their service on the Board. Additionally, to avoid overboarding, conflicts of interest and independence issues, a director may not accept a position on the board of directors of another public company without first conferring with the Board Chairperson and Lead Director.

We have a Code of Conduct and Ethics emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code of Conduct and Ethics applies to all employees, including our executive officers, and is also applicable to our directors. Certain portions of the Code of Conduct and Ethics that apply to transactions with our executive officers, directors, and their immediate family members are described under "Related Person Transactions" below. These descriptions are subject to the actual terms of the Code of Conduct and Ethics.

Our Corporate Governance Guidelines and our Code of Conduct and Ethics are available on our website (http://mtg.mgic.com) under the "Leadership & Governance; Documents" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. We intend to disclose on our website any waivers from, or amendments to, our Code of Conduct and Ethics that are subject to disclosure under applicable rules and regulations.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence listing standards of the New York Stock Exchange ("NYSE"), except that our disqualification for board interlocks is more stringent than the NYSE listing standards. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries.

The Board has determined that all of our directors except for Mr. Culver, our former CEO, and Mr. Mattke, our current CEO, are independent under the Corporate Governance Guidelines and the NYSE listing standards. The Board made its independence determinations by considering whether any disqualifying relationships existed during the periods specified under the Corporate Governance Guidelines and the NYSE listing standards. To determine that there were no material relationships, the Board applied categorical standards that it had adopted and incorporated into our Corporate Governance Guidelines. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in each of the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer or member of a law firm or investment banking firm providing services to us;
- was an executive officer of a charity to which we made contributions; or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered payments we made to Moody's Analytics (of which Dr. Zandi is an executive officer) for research and subscription services for Moody's Economy.com and related publications, and payments to Moody's Investors Service for credit rating services. These transactions were below the quantitative threshold contained in our Corporate Governance Guidelines and were entered into in the ordinary course of business by us, Moody's Analytics and Moody's Investors Service.

Related Person Transactions

Among other things, our Code of Conduct and Ethics prohibits us from entering into transactions in which our executive officers, chief accounting officer, or any their respective immediate family members have a material personal financial interest (either directly or through a company with which the officer has a material relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the officer are fully disclosed to and approved by the Audit Committee; and
- the interested officer has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

The Code of Conduct and Ethics defines a material interest as one in which our officer or officer's immediate family member is a director or officer of the counterparty to the transaction, or our officer or a member of our officer's immediate family has a financial interest in such counterparty or any of its affiliates that is in the aggregate at least 10% of the value of such counterparty or the consolidated value of the organization's affiliates. Our Audit Committee does not consider payments and benefits arising in the ordinary course of employment with us, or through services as a director, to be "transactions" subject to its approval.

In addition, the Code of Conduct and Ethics requires Audit Committee approval of all transactions with any director or a member of the director's immediate family, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code of Conduct and Ethics contemplates that our non-management directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

Under its Charter, the Audit Committee is responsible to conduct a review and oversee all related party transactions for potential conflicts of interest and prohibit such transactions if the Audit Committee determines them to be inconsistent with the interests of the Company. For purposes of the Charter, "related party transaction" means a transaction in which the Company (or its affiliates) is a participant, the amount exceeds $120,000, and in which one of the following had or will have a direct or indirect material interest: an executive officer, director, or director nominee, or their immediate family members or persons sharing their households, or 5% shareholders.

Insider Trading Policy

We have adopted an Insider Trading Policy that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. Our Insider Trading Policy limits the timing and types of transactions in our securities, as well as transactions in the securities of companies with which the Company does business and competitors of the Company. The Insider Trading Policy applies to all directors and employees of the Company and its subsidiaries, and may be extended to apply to third-party contractors or consultants who have access to non-public information about the Company. Among other restrictions, the Insider Trading Policy prohibits directors, NEOs, other officers and certain employees from engaging in short sales of Company securities, entering into hedging transactions referencing the Company's equity securities, holding Company securities in a margin account, or pledging Company securities as collateral for a loan. All directors and officers (including NEOs), as well as certain other employees with access to material non-public information must also comply with pre-clearance procedures prior to any transaction in Company securities. A copy of our Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Board Leadership

Mr. Culver serves as non-executive Chairman of the Board and Ms. Kozlak serves as Lead Director. Under this structure, the Chairman chairs Board meetings, where the Board discussion includes strategic and business issues. The Board believes that this approach is appropriate because Mr. Culver, as the Company's former CEO, is very familiar with our business and strategic plans as reviewed by the Board. Mr. Culver joined the Company in 1982, and served as Chief Executive Officer from 2000 until his retirement in 2015, when he became our non-executive Chairman of the Board.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board maintains the position of Lead Director. The Lead Director is an independent director selected by the independent directors. The Lead Director’s responsibilities and authority include:

- presiding at all meetings of the Board at which the Chairman is not present;
- having the authority to call and lead executive sessions of directors without the presence of any director who is an officer (or if determined by the Board, a former officer) (the Board meets in executive session during at least two Board meetings each year);
- serving as a conduit between the CEO and the independent directors to the extent requested by the independent directors;
- serving as a conduit for the Board’s informational needs, including proposing topics for Board meeting agendas; and
- being available, if requested by major shareholders, for consultation and communication.

The Board believes that a leader intimately familiar with our business and strategic plans serving as Chairman, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board periodically reviews the structure of the Board and the Board’s leadership.

Board Leadership Transition

Mr. Lehman held the position of Lead Director from July 2020 until January 2025. In January 2025, with the expectation that Mr. Lehman would be retiring from the Board in April 2025, the Board initiated a leadership transition. Considering Ms. Kozlak's significant experience with our Board, having served as a member since 2018, Chairperson of our Business Technology & Transformation ("BT&T") Committee from 2022 until 2025, and her strong leadership, accounting, financial, risk management, and public company executive experience, the Management Development, Nominating and Governance ("MDNG") Committee recommended that she succeed Mr. Lehman in the role of Lead Director. The independent directors unanimously accepted that recommendation. The change was effective immediately in order to provide for a transition period with Ms. Kozlak serving in the role of Lead Director while Mr. Lehman continued to serve as a director.

Communicating with the Board

Shareholders and other interested persons can communicate with members of the Board, non-management members of the Board as a group or the Lead Director, by sending a written communication to our Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will provide any such communication, other than a solicitation for a product or service, to the Lead Director.

Director Selection

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee our business. In addition, the Board believes there are certain attributes every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the MDNG Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

The MDNG Committee is responsible for developing Board membership criteria and recommending these criteria to the Board. The criteria, which are set forth in our Corporate Governance Guidelines, include an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, well-respected experience at senior levels of business, academia, government or other fields, ability to commit sufficient time and attention to Board activities, anticipated tenure on the Board, and whether an individual will enable the Board to continue to have a substantial majority of independent directors. In addition, the MDNG Committee, in conjunction with the Board, periodically evaluates the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future. The MDNG Committee seeks a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The MDNG Committee also seeks to enhance the diversity of the Board in other areas, such as geography, age, race, gender and ethnicity. In identifying director candidates from time to time, the MDNG Committee may establish specific skills and experience that it believes we should seek in order to constitute a balanced and effective board.

The table below summarizes certain skills and experiences considered important by the Board, how those skills and experiences are relevant to the Company and its business strategies, and how they are represented in the Board members standing for election at the Annual Meeting of Shareholders. The MDNG Committee evaluates new director candidates considering these skills and experiences, and the criteria listed above, as well as other factors the MDNG Committee deems relevant, through background reviews, input from other members of the Board and our executive officers, and personal interviews with the candidates attended by at least the MDNG Committee Chair. The MDNG Committee will evaluate director candidates recommended by shareholders using the same process and criteria that apply to candidates from other sources.

Skills and Experience	Relevance to MGIC	Board Composition: Yes	Board Composition: No
Accounting	We operate in a complex financial and regulatory environment.	4	6
Chief Executive Officer	Experience at the highest level of an organization provides expertise that will foster participation in the development and implementation of the Company's business strategies.	5	5
Data & Analytics	Experience with the use of structured and unstructured data, as well as the tools and processes necessary to enable the development of actionable insights via advanced quantitative and statistical methods is important as we continue to pursue our strategic initiatives.	5	5
Financial	Knowledge of finance or financial reporting and experience with debt and capital markets transactions is important to executing our business strategies.	10	
Housing Markets / Risk Management	A main component of our business involves taking and managing risk associated with the housing markets.	9	1
Human Resources	As a financial services firm, human capital represents an important asset. Knowledge of human resources matters is important to executing our business strategies.	9	1
Insurance	Insurance industry experience provides understanding of our business and strategies.	6	4
Investments	We manage a large and long-term investment portfolio to support our obligations to pay future claims of our policyholders.	8	2
Public Co. Executive Experience	As a complex, publicly-held company, practical insight into shareholder concerns and governance matters is important.	8	2
Regulatory / Public Affairs	Our business requires compliance with a variety of federal, state and GSE requirements, and involves relationships with various government and non-government organizations.	8	2
Technology / Cyber	We continue to undergo a business process transformation involving upgrades to our technology and to manage our cybersecurity risks.	4	6

Legend: Yes | No

We have continued to refresh our Board over the last five years: two new independent directors joined our Board, three directors did not stand for re-election due to the age-related retirement policy in our Corporate Governance Guidelines, and three directors did not stand for re-election for personal reasons. The following table and charts reflect the tenure, ages and diversity of the Board members standing for election at the Annual Meeting of Shareholders.

Board Demographics (as of March 21, 2025)	Female	Male
African American or Black	0	2
Hispanic or Latinx	1	0
White	3	4
Total	4	6

Gender


40%
60%
Male
Female

Tenure


30%
30%
40%
> 10 years
5-10 years
< 5 years

Race/Ethnicity


20%
10%
70%
White
Hispanic or Latinx
African American

Age


20%
10%
10%
60%
40s
50s
60s
70s

Oversight of Risk and Corporate Sustainability Matters

Management

The Company maintains a Senior Management Oversight Committee ("SMOC") that, at the management level, serves as its primary business, operations, strategy, and risk management oversight committee. SMOC is the senior-most committee of management leadership and oversees the identification and governance of key risks and the Company's risk framework. SMOC also oversees reporting by management to the Board, with the exception of those topics that are attorney-client privileged or that Board or Committee Chairpersons deem to be confidential.

SMOC manages the risks associated with the strategic and business issues critical to the Company, such as those related to credit policy, the characteristics of the Company's NIW and IIF, existing and proposed new regulation, product pricing, and capital structure. SMOC is chaired by the Company's Chief Executive Officer. Other members are the Company's President and Chief Operating Officer, General Counsel, and Chief Financial and Risk Officer, who is the principal management liaison to the Board's Risk Management Committee. SMOC has sub-committees to assist in the effective discharge of its responsibilities for oversight and management of specific risks. These sub-committees create additional transparency across the major types of risk the Company manages, increase communication and collaboration, and develop talent.

The Company's Corporate Sustainability Executive Council supports the Company's on-going initiatives related to environmental, health and safety, corporate social responsibility, corporate governance, sustainability, and other public policy matters relevant to the Company. In performing this general responsibility, the Council has discretion to: adopt the Company's general strategy with respect to corporate sustainability matters; identify current and emerging corporate sustainability issues that may affect the Company's business, strategy, operations, performance, or public image; make recommendations regarding policies, practices, procedures, or disclosures to address corporate sustainability matters; oversee the Company's corporate sustainability reporting and related disclosures surrounding corporate sustainability matters; and advise on material concerns of shareholders or stakeholders regarding corporate sustainability matters.

Board of Directors and Committees

The Board is responsible for oversight of how our senior management addresses risks, to the extent they are material. In this regard, the Board seeks to understand the material risks we face and to allocate, among the full Board and its committees, responsibilities for overseeing how management addresses the risks, including the risk management systems and processes that management uses for this purpose. Overseeing risk is an ongoing process. Each of the Board's committees (other than the Executive Committee) meet regularly, play significant roles in carrying out the risk oversight function, and report back to the full Board. Each of their roles in the oversight of the Company's risk is described below under "Board Meetings and Committees."

We believe that our leadership structure, discussed in "Board Leadership" above, supports the risk oversight function of the Board. Our former CEO serves as Chairman of the Board and has a wealth of experience with the risks of our Company and industry. Our current CEO is a director who keeps the Board informed about the risks we face. In addition, independent directors chair the various committees involved with risk oversight and there is open communication between senior management and directors.

Board Meetings and Committees

The Board of Directors held five meetings during 2024. Each director elected at our 2024 Annual Meeting of Shareholders attended at least 75% of the meetings of the Board and committees of the Board on which he or she served. The Annual Meeting of Shareholders is scheduled in conjunction with a Board meeting and, as a result, directors are expected to attend the Annual Meeting. The 2024 Annual Meeting of Shareholders was attended by each of the directors who stood for election at the meeting.

The Board has six standing committees: Audit; BT&T; MDNG; Risk Management; Securities Investment; and Executive. Information regarding these committees is provided below. With the exception of the Executive Committee, each committee consists entirely of independent directors and the charters for those committees are available on our website (http://mtg.mgic.com) under the "Leadership & Governance; Documents" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary. The functions of the Executive Committee are established under our Amended and Restated Bylaws ("Bylaws") and are described below.

Current committee membership and the number of 2024 committee meetings are set forth below.[1]

	Audit	BT&T	Executive	MDNG	Risk Management	Securities Investment
Analisa M. Allen		●			●	
C. Edward Chaplin	C					●
Curt S. Culver			●			
Jay C. Hartzell					●	C
Jodeen A. Kozlak			●	C		●
Teresita M. Lowman	●	C				
Timothy J. Mattke			C			
Sheryl L. Sculley	●	●				
Michael L. Thompson				●	●	
Mark M. Zandi				●	C	
2024 Meetings	9	4	0	4	4	4

C = Chairperson

1 As discussed in the section titled "Board Leadership Transition," in accordance with the retirement provisions of our Corporate Governance Guidelines, Messrs. Arrigoni and Lehman are not eligible to stand for re-election at our 2025 Annual Meeting of Shareholders During 2024, Mr. Lehman was a member of the Executive and BT&T Committees, and served as Chairperson of the MDNG Committee. During 2024, Mr. Arrigoni was a member of the Risk Management and MDNG Committees.

Timothy Holt decided not to stand for re-election at the 2025 Annual Meeting of Shareholders. Mr. Holt's decision was not due to any disagreement on any matter relating to the Company's operations, policies or practices. Mr. Holt served as a member of the MDNG Committee and as Securities Investment Committee Chairperson during 2024.

Audit Committee

Key Responsibilities:

- Oversee the integrity of our financial statements
- Oversee the effectiveness of our system of internal controls over accounting and financial reporting, and disclosure controls and procedures
- Appoint, retain and oversee the independent registered public accountant, and evaluate its qualifications, independence and performance
- Oversee the performance of our internal audit function
- Oversee our compliance with legal and regulatory requirements
- Review related party transactions, as further described above under "Related Person Transactions"

Risk Oversight Role:

- Oversee our processes for assessing risks (other than risks overseen by other committees) and the effectiveness of our system of internal controls
- Oversee process, fraud, compliance and reserving risks

All members of the Audit Committee meet the heightened independence criteria that apply to Audit Committee members under SEC and NYSE listing standards. The Board has determined that Mr. Chaplin and Mses. Lowman and Sculley are “audit committee financial experts” as defined in SEC rules.

Business Transformation and Technology Committee

Key Responsibilities:

- Oversee the Company's information technology strategy, including reviewing its strategy and initiatives, the strategy for developing and maintaining market-competitive information technology capabilities, and major information technology trends that pose risks or opportunities for the Company
- Oversee how information technology supports the Company's business strategies
- Oversee major business transformation projects

Risk Oversight Role:

- Oversee risks associated with the Company's technology capabilities
- Oversee cybersecurity (including data security) and business continuity risks

Management Development, Nominating and Governance Committee

Key Responsibilities:

- Oversee our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO’s annual compensation, approving compensation for our other senior executives and making recommendations to the Board regarding incentive compensation plans and equity-based plans for the CEO and senior management
- Evaluate the annual performance of the CEO and oversee the CEO succession planning process

- Make recommendations to the Board regarding the compensation of directors
- Review our Corporate Governance Guidelines and oversee the Board's self-evaluation and director orientation processes
- Identify new director candidates through recommendations from Committee members, other Board members and our executive officers; consider candidates recommended by shareholders (see "What are the deadlines for submission of shareholder proposals, or for nominating or recommending a director candidate for nomination, for the next Annual Meeting?" below); and make recommendations to the Board to fill open director and committee member positions

Risk Oversight Role:

- Oversee corporate governance matters
- Oversee operational risks related to human capital, which include risks associated with human capital management policies such as executive compensation; succession planning; management recruitment, retention, training and development; workforce planning, recruitment, morale and talent; diversity and inclusion strategies and initiatives; and work environment, including health and safety

All members of the MDNG Committee meet the heightened independence criteria that apply to compensation committee members under the rules of the SEC and NYSE listing standards.

Risk Management Committee

Key Responsibilities:

- Oversee the administration of our enterprise risk management framework, including:
  - The capabilities of, and the resources allocated to, enterprise risk management
  - The methodologies, policies, systems and processes established by management to identify, assess, measure, monitor, mitigate, limit, report on, and establish risk profiles for, the key risks that are inherent in our business activities and strategies
  - The enterprise-wide assessment of key current and potential future risks regularly conducted by management
  - Coordinate with the Board and other Board Committees to assign oversight responsibilities for all identified key risks to the Board and other Committees
  - Review significant regulatory reports or disclosures required by law relating to the risk management program of the Company

Risk Oversight Role:

- Oversee the Company's enterprise risk management framework, including the Company's view of risk on an enterprise-wide basis
- Oversee the following key Company risks: pricing, underwriting, mortgage credit, climate change, model, compliance with the non-financial Private Mortgage Insurer Eligibility Requirements of Fannie Mae and Freddie Mac (for which the Audit Committee is responsible), and reinsurer counterparty risks

Securities Investment Committee

Key Responsibilities:

- Oversee management of our investment portfolio and the investment portfolios of the Company's employee benefit plans by those persons (employees of the Company or external asset managers) who are managing such assets on a day-to-day basis
- Make recommendations to the Board with respect to our retirement benefit plans that are available to employees generally
- Capital management (other than external reinsurance), including repurchase of common stock and debt, and external funding

Risk Oversight Role:

- Oversee risks related to our investment portfolio and capital management, which include market risk; investment portfolio counterparty risk; capital risk related to our capital structure, access to capital and credit rating; and liquidity risk
- Oversight of risks related to our investment portfolio may include consideration of sustainability factors

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The Executive Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporation Law are reserved to the Board itself.

Nominees for Director

For Term Ending at the Annual Meeting in 2026

Each of the nominees listed below is a current director of the Company who was previously elected by the shareholders. In evaluating directors for nomination to the Board, the MDNG Committee considered a variety of factors. These included the Board membership criteria described under "Director Selection" above, and past performance on the Board based on any feedback from other Board members.

Information about our director nominees appears below. The biographical information is as of March 21, 2025 and for each director includes a discussion about the skills and qualifications that the Board views as supporting the director's continued service on the Board.



Analisa M. Allen

Director Since: **2020**
Age: **66**

Committees:
- Business Transformation & Technology
- Risk Management

Analisa M. Allen is an information technology consultant with the Gerson Lehrman Group. She is the former Chief Information Officer of Data & Analytics (2017-2019) and the former Chief Information Officer for Home Lending Technology (2015-2017), in each case for the consumer bank at JP Morgan Chase & Co. Ms. Allen has also held several leadership positions with Goldman Sachs & Co., a firm she served for a total of 24 years, where she was responsible for business planning and technical strategy, including as Managing Director, Co-Head of Global Operations Technology (2008-2015) and Managing Director, Global Regulatory, Risk and Control Head (2006-2013).

Ms. Allen brings to the Board extensive information technology and leadership experience, including in highly regulated industries.



C. Edward Chaplin

Director Since: **2014**
Age: **68**

Committees:
- Audit (Chair)
- Securities Investment

Public Directorships:
- Brighthouse Financial, Inc.

C. Edward Chaplin was President and Chief Financial Officer at MBIA Inc., a provider of financial guarantee insurance and the largest municipal bond-only insurer, from 2008 until 2016, and remained with MBIA as Executive Vice President until his January 1, 2017 retirement. He joined MBIA in 2006 as its Chief Financial Officer, after having served as a member of its Board of Directors from 2003 until 2006. Prior to joining MBIA, Mr. Chaplin was Senior Vice President and Treasurer of Prudential Financial Inc., a firm he joined in 1983 and for which he held various senior management positions, including Regional Vice President of Prudential Mortgage Capital Company.

Mr. Chaplin brings to the Board a deep understanding of the insurance and real estate industries, management and leadership skills, and financial expertise.



Curt S. Culver

Chairman of the Board

Director Since: **1999**

Age: **72**

Committees:

- Executive

Public Directorships:

- WEC Energy Group, Inc. and its subsidiary Wisconsin Electric Power Company

Curt S. Culver is the Board's Chairman. Mr. Culver’s career spans more than 40 years in the private mortgage insurance industry, including 33 years at MGIC. Mr. Culver joined MGIC in 1982, was named President and Chief Operating Officer in 1996, and on January 1, 2000 became Chief Executive Officer of MGIC Investment Corporation. He added the title of Chairman of the Board in 2005. Upon his retirement in 2015, he became Non-Executive Chairman.

Mr. Culver brings to the Board extensive knowledge of our business and operations and a long-term perspective on our strategy.



Jay C. Hartzell

Director Since: **2019**

Age: **55**

Committees:

- Risk Management
- Securities Investment (Chair)

Jay C. Hartzell is the Trammell Crow Regents Professor at the University of Texas at Austin, where he also served as President from 2020 until 2025. He has been named the next President of Southern Methodist University, effective June 1, 2025. Prior to serving as the University of Texas at Austin’s President, he was Dean of its McCombs School of Business, a position he held since 2016. He joined the University of Texas in 2001 and his academic expertise is in finance and real estate. Prior to joining the University of Texas, Dr. Hartzell taught at the Stern School of Business at New York University.

As a senior university administrator and an experienced academic, Dr. Hartzell provides our Board with expertise on business organization, governance, real estate finance and corporate finance matters.



Jodeen A. Kozlak

Lead Independent Director

Director Since: **2018**

Age: **61**

Committees:

- Management Development, Nominating & Governance (Chair)
- Securities Investment
- Executive

Public Directorships:

- C.H. Robinson Worldwide, Inc.
- KB Home

Jodeen A. Kozlak is the founder of Kozlak Capital Partners, LLC, a private consulting firm, and has served as its CEO since 2017. Ms. Kozlak previously served as the Global Senior Vice President of Human Resources of Alibaba Group, a multinational conglomerate (2016-2017). Ms. Kozlak also previously served as the Executive Vice President and Chief Human Resources Officer of Target Corporation, one of the largest retailers in the U.S. (2007-2016), and held other senior leadership roles in her 15-year career there. Prior to joining Target, Ms. Kozlak was a partner in a private law practice.

Ms. Kozlak brings to the Board significant executive management experience. Through her service as Executive Vice President and Chief Human Resources Officer at a Fortune 100 company, Ms. Kozlak has developed significant knowledge and expertise in the area of human capital development and a deep understanding of executive compensation and business transformation within a public company.



Teresita M. Lowman

Director Since: **2022**
Age: **60**

Committees:
- Audit
- Business Transformation & Technology (Chair)

Teresita (Sita) M. Lowman is a Strategic Advisor to Launch Factory, an incubator of technology start-up companies, a role she assumed in April 2021. She previously served at DXC Technology Company, a multi-billion-dollar Fortune 500 information technology services company, from 2017 until October 2021, most recently as the Vice President and General Manager of its America's Microsoft Dynamics Portfolio, and prior to that as the global SAP platform services leader. She earlier served in leadership roles at Hewlett Packard Enterprise, Nortel Networks and Texas Instruments Defense Group (acquired by Raytheon).

Ms. Lowman brings to the Board significant leadership experience in information technology, business transformation, and enterprise risk across a range of industries. Her technical expertise includes digital transformation, cyber security, SaaS, cloud computing, data analytics, risk management and business continuity.



Timothy J. Mattke

Director Since: **2019**
Age: **49**

Committees:
- Executive (Chair)

Timothy J. Mattke has been our Chief Executive Officer since 2019. He served as our Executive Vice President and Chief Financial Officer from 2014 to 2019, and our Controller from 2009 to 2014. Before then, he held other positions within the Accounting and Finance Departments. Before joining the Company in 2006, Mr. Mattke had been with PricewaterhouseCoopers LLP.

Mr. Mattke brings to the Board extensive knowledge of our industry, business and operations; financial acumen; a long-term perspective on our strategy; and the ability to lead our Company as the mortgage finance system and the mortgage insurance industry evolve.



Sheryl L. Sculley

Director Since: **2019**
Age: **72**

Committees:
- Audit
- Business Technology & Transformation

Sheryl L. Sculley is the former City Manager of the City of San Antonio Texas, the Chief Executive Officer of the municipal corporation, a position she held from 2005 until her retirement in April 2019. Prior to serving in that role, Ms. Sculley had been the Assistant City Manager (Chief Operating Officer) of Phoenix, Arizona from 1989 until 2005, the City Manager (Chief Executive Officer) of Kalamazoo, Michigan from 1984 until 1989 and in other city management roles before then. Today she is a consultant with Strategic Partnerships, Inc., and an adjunct professor at the University of Texas LBJ School of Public Affairs.

Ms. Sculley's experience as a Chief Executive Officer leading large municipalities provides our Board with expertise on management, investment, financial and human resources matters.



Michael L. Thompson
Director Since: **2023**
Age: **69**

Committees:
- Risk Management
- Management Development, Nominating & Governance

Michael L. Thompson is the Chief Executive Officer of Fair Oaks Foods, a food manufacturing company of high-quality meats and non-meat proteins, a role he has held since 2003. Prior to Fair Oaks Foods, Mr. Thompson spent nearly 20 years at McDonald's Corporation where he served in leadership roles including Vice President of North American Supply Chain Management (1985-2003).

Mr. Thompson brings to the Board executive management and operational expertise gained through his experience as a Chief Executive Officer and as an executive at a large multinational public company. In addition, Mr. Thompson possesses broad-based skills in a number of areas relevant to our business including financial reporting and transactions, the insurance industry, and regulatory compliance.



Mark M. Zandi
Director Since: **2010**
Age: **65**

Committees:
- Risk Management (Chair)
- Management Development, Nominating & Governance

Mark M. Zandi has been Chief Economist of Moody's Analytics, Inc. since 2007, where he directs economic research and consulting. Moody's Analytics is a leading provider of economic research, data, and analytical tools. It is a subsidiary of Moody's Corporation that is separately managed from Moody's Investors Service, the rating agency subsidiary of Moody's Corporation. Dr. Zandi is a trusted adviser to policymakers and an influential source of economic analysis for businesses, journalists and the public, and he frequently testifies before Congress on economic matters.

Dr. Zandi, with his economics and residential real estate industry expertise, brings to the Board a deep understanding of the economic factors that shape our industry. In addition, Dr. Zandi has expertise in the legislative and regulatory processes relevant to our business.

Item 1 – Election of Directors

Item 1 consists of the election of directors. The Board, upon the recommendation of the MDNG Committee, has nominated Analisa M. Allen, C. Edward Chaplin, Curt S. Culver, Jay C. Hartzell, Jodeen A. Kozlak, Teresita M. Lowman, Timothy J. Mattke, Sheryl L. Sculley, Michael L. Thompson, and Mark M. Zandi for re-election to the Board to serve until our 2026 Annual Meeting of Shareholders. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Shareholder Vote Required

Our Articles of Incorporation contain a majority vote standard for the election of directors in uncontested elections. Under this standard, each of the ten nominees must receive a "majority vote" at the meeting to be elected a director. A "majority vote" means that when there is a quorum present, more than 50% of the votes cast in the election of the director are cast "for" the director, with votes cast being equal to the total of the votes "for" the election of the director plus the votes "withheld" from the election of the director. Therefore, under our Articles of Incorporation, a "withheld" vote is effectively a vote "against" a nominee. Broker non-votes will be disregarded in the calculation of a "majority vote." Any incumbent director who does not receive a majority vote (but whose term as a director nevertheless would continue under Wisconsin law until his or her successor is elected) is required to send our Board a resignation. The effectiveness of any such resignation is contingent upon Board acceptance. The Board will accept or reject a resignation in its discretion after receiving a recommendation made by our MDNG Committee and will promptly publicly disclose its decision regarding the director's resignation (including the reason(s) for rejecting the resignation, if applicable).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE TEN NOMINEES. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Compensation of Directors

Non-Employee Director Compensation Program

Under our Corporate Governance Guidelines, compensation of non-employee directors is reviewed periodically by the MDNG Committee. Mr. Mattke is our CEO and receives no additional compensation for service as a director, and he is not eligible to participate in any of the following programs or plans. The following table describes the components of the non-employee director compensation program in effect during 2024. There were no changes made to the program for 2025.

Compensation Component	Compensation
Annual Retainer – Chairman of the Board	$250,000, which may be elected to be deferred and either converted into cash-settled share units or credited to a bookkeeping account to which interest is credited.
Annual Retainer – Non-Chairman Directors	$125,000, which may be elected to be deferred and either converted into cash-settled share units or credited to a bookkeeping account to which interest is credited.
Annual Retainer – Equity	$125,000 in stock-settled RSUs that vest immediately but are not settled for approximately one year. Such settlement may be deferred at the option of the director.
Annual Retainer – Lead Director	$25,000
Annual Retainer – Committee Chair	$40,000 for the Audit Committee $35,000 for the MDNG Committee $20,000 for other committees[1]
Annual Retainer – Committee Member	$15,000 for Audit Committee $5,000 for other committees[1]
Stock Ownership Guidelines[2]	Ownership of a number of shares of Common Stock with a value of $625,000, including deferred share units that have vested or are scheduled to vest within one year. Directors are expected to meet the guideline within five years of joining the Board.
Expense Reimbursement	Subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and Committee meetings.
Directors & Officers Insurance	We pay premiums for D&O liability insurance under which the directors are insureds.

1 Excludes the Executive Committee. Other than the Executive Committee, directors who are members of management do not serve on any committees but may attend committee meetings.

2 Each of our non-employee directors satisfies this guideline.

Deferred Compensation Plan and Annual Grant of Share Units

Under the Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), our non-employee directors can elect to defer payment of all or part of their retainers until the director's death, disability, termination of service as a director or to another date specified by the director. A director who elects to defer payments may have his or her deferred compensation bookkeeping account credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year, or may elect to have the payments deferred during a quarter translated into share units. Each share unit is equal in value to one share of common stock of the Company ("Common Stock"). If a director defers payments into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

Under the Deferred Compensation Plan, in 2024, we also provided to each director the annual equity retainer described above, which is a grant of restricted stock units to be ultimately settled in shares of our Common Stock. In February 2024, non-management directors were granted restricted share units valued at $125,000. Each director's shares vested at the time of grant and were settled on February 14, 2025, unless the director elected a later settlement date. The directors could elect to have their restricted share units settled in up to ten annual installments beginning shortly after departure from the Board, or on another date specified by the director that was after February 14, 2025. Dividends in the form of additional restricted stock units are credited to the director as of the date of payment of cash dividends on our Common Stock.

2024 Director Compensation

The following table shows the compensation paid to each of our non-management directors in 2024. Mr. Mattke, our CEO, was also a director in 2024 but received no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)	Total Stock Awards ($)[1]	Total ($)
Analisa M. Allen	$ 135,000	$ 125,000	$ 260,000
Daniel A. Arrigoni	135,000	125,005	260,005
C. Edward Chaplin	170,000	125,005	295,005
Curt S. Culver	250,000	125,005	375,005
Jay C. Hartzell	145,000	125,000	270,000
Timothy A. Holt	150,000	125,000	275,000
Jodeen A. Kozlak	135,000	125,000	260,000
Michael E. Lehman	205,000	125,000	330,000
Teresita M. Lowman	145,000	125,000	270,000
Sheryl L. Sculley	145,000	125,000	270,000
Michael L. Thompson	130,000	125,018	255,018
Mark M. Zandi	150,000	125,005	275,005

1 The amount shown in this column for each director represents the grant date fair value of the restricted stock units granted to non-employee directors in 2024 under our Deferred Compensation Plan, computed in accordance with FASB Accounting Standard Codification (ASC) Topic 718. The value of each share unit is equal to the value of our Common Stock on the grant date. See “Non-Employee Director Compensation Program — Deferred Compensation Plan and Annual Grant of Share Units” above for more information about these grants. The aggregate number of vested and unvested stock awards outstanding as of March 7, 2025 for each director, is described under “Stock Ownership."

Amounts shown in excess of $125,000 represent rounding up of partial shares at the time of settlement.

Executive Compensation

Item 2 – Advisory Vote to Approve our Named Executive Officer Compensation

As a matter of good governance and as required by Section 14A of the Securities Exchange Act, we are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement.

While this vote is advisory and is not binding, the Board and the MDNG Committee will review and consider the voting results when making future decisions regarding compensation of our NEOs. See "Shareholder Outreach and Consideration of Last Year's 'Say on Pay' Vote" in the Executive Summary to our CD&A. We anticipate holding our next advisory vote on the compensation of our NEOs in 2026.

Shareholder Vote Required

Approval of the compensation of our NEOs requires the affirmative vote of a majority of the votes cast on this matter. Abstentions and broker non-votes will not be counted as votes cast.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NEOs. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR THE APPROVAL OF THE NEO COMPENSATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Compensation Discussion and Analysis

In this CD&A, we describe the objectives and components of our executive compensation program for our NEOs, and how we make compensation decisions. **Please refer to our Glossary of Terms and Acronyms in Appendix A for definitions of certain capitalized terms and acronyms.**

Our 2024 NEOs are shown in the table below:

Name	Title
Timothy J. Mattke	Chief Executive Officer ("CEO")
Nathaniel H. Colson	Executive Vice President, Chief Financial Officer ("CFO") and Chief Risk Officer ("CRO")
Salvatore A. Miosi	President and Chief Operating Officer ("COO")
Paula C. Maggio	Executive Vice President, General Counsel and Secretary
Robert J. Candelmo[1]	Senior Vice President, Chief Information Officer ("CIO")

1 Mr. Candelmo holds his position with Mortgage Guaranty Insurance Corporation, a wholly owned subsidiary of the Company, and not with the Company. As reflected in our Annual Report on Form 10-K filed in February 2024, Mr. Candelmo was identified as an executive officer of the Company during 2024. While he remains employed by a wholly owned subsidiary of the Company, in July 2024 the Board determined that Mr. Candelmo would no longer be designated as one of the Company's executive officers. He is included as an NEO in this Proxy Statement pursuant to Regulation S-K Item 402(a)(3)(iv). The amounts shown in the table reflect Mr. Candelmo's compensation for the full year 2024. No compensation data is provided for the years prior to Mr. Candelmo being designated as an NEO.

Executive Summary

Key Takeaways

Despite continuing headwinds, we continued to demonstrate strong performance in 2024

As we began 2024, the volume of mortgage originations was predicted to be slightly higher than 2023, but still 25% lower than in 2022, and 61% lower as compared to 2021. Additionally, mortgage rates were expected to remain elevated with continued affordability challenges tempering homebuyer demand. Despite these headwinds, we demonstrated strong performance, including against performance measures that determine the annual bonus and long-term equity compensation of our NEOs.

Our stock price grew 23% in 2024 and we grew GAAP book value per share by 12%, while returning approximately $698 million to shareholders through share repurchases and dividends. GAAP book value per share, share repurchases and dividends are components of growth in adjusted book value per share, which is used to determine vesting of our long-term equity awards. Net income for 2024 was $763.0 million, on revenues of $1.2 billion. Adjusted net operating income for the year was $768.5 million. This is a component of ROE, one of the financial performance measures that determined payouts under our 2024 bonus plan. For a reconciliation of non-GAAP measures to their nearest comparable GAAP measures, see **Appendix B**.


GAAP Book Value per Share
$15.18
$15.82
$18.61
$20.82
2021
2022
2023
2024


Net Income (millions)
$635.0
$865.3
$712.9
$763.0
2021
2022
2023
2024


Adjusted Net Operating Income (millions)
$658.6
$904.8
$724.4
$768.5
2021
2022
2023
2024

Along with ROE, IIF and NIW are the other financial measures by which payouts under our 2024 bonus plan are determined. In 2024, our NIW was $57.0 billion, up from $47.8 billion in 2023. While our 2024 NIW was lower than the elevated levels seen in 2020-2022, it is higher than 2023 and comparable to the more normalized levels seen before the onset of the COVID-19 pandemic. Our IIF at the end of 2024 was an all-time high of $295.4 billion, exceeding the 2023 year-end IIF of $293.5 million and the previous high of $295.3 billion that we reached in 2022; our ROE for 2024 was 14.3%, up from 14.1% in 2023.

NIW (billions)[1]


$49.1
$51.1
$64.9
$113.8
$121.1
$76.8
$47.8
$57.0
2017
2018
2019
2020
2021
2022
2023
2024

ROE[2]


10.8%
14.7%
19.1%
14.1%
14.3%
2020
2021
2022
2023
2024

IIF (billions)[3]


$246.6
$274.4
$295.3
$293.5
$295.4
2020
2021
2022
2023
2024

1 For purposes of the bonus plan, NIW includes (i) traditional loan level insurance, (ii) loan level insurance executed through a managing agent or directly with a GSE or other entity, and (iii) credit risk transfer (calculated as 1/3 of the unpaid principal balance of the loans committed to be insured by us during the year). NIW received credit for bonus purposes only if its expected risk-adjusted return on capital exceeded the Company's hurdle rate. Because the NIW for the bonus plan includes a more comprehensive definition of NIW when compared to the primary NIW disclosed for financial reporting purposes, NIW figures shown in our financial reporting differ slightly from what is shown in this Proxy Statement.

2 Adjusted net operating income, divided by beginning of the year GAAP shareholders' equity, excluding accumulated other comprehensive income (loss) and adjusted for financial impacts of GSE-mandated mortgage insurance cancellations inconsistent with prior business practices. Adjusted net operating income is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measures, see **Appendix B**.

3 The unpaid principal balance, as reported to us, of the loans insured by us, as of the end of the year, adjusted for financial impacts of GSE-mandated mortgage insurance cancellations inconsistent with prior business practices.

Our compensation programs are working effectively and are aligned with shareholder interests.

- **Performance-based compensation represents the significant majority of our NEOs' TDC opportunity.** It was 87% of our CEO's 2024 target TDC opportunity.
- **Evidence of pay for performance.** Earned compensation varies widely depending on our actual performance. For example, NIW performance is taken into account as part of the annual bonus determination. Bonus funding related to our NIW performance was 30% above target in 2021, 18% below target in 2022, 8% below target in 2023, and 7% above target in 2024.
- **There is a strong link between the bonus performance measures and our business strategies.**
    - Three financial performance measures had a total weight of 75% in determining the bonuses:
        - **Return on Equity** (weighted 45%). Funding at the target level required an 11.4% ROE and funding at the maximum level required a 17.0% ROE.
        - **New Insurance Written** (weighted 15%). NIW received credit for bonus purposes only if its expected risk-adjusted return on capital exceeded the Company's hurdle rate.
        - **Insurance In Force** (weighted 15%). IIF balances the volatility of the NIW performance measure that can be strongly influenced by a strong or weak mortgage refinancing environment.
    - Strategic performance had a total weight of 25% and includes qualitative measures relating to transforming our business operations, managing our amount and form of capital, and demonstrating our commitment to corporate sustainability.
- **Long-term equity awards:**
    - Performance-based long-term equity awards promote a long-term focus for our NEOs and reward multi-year financial results. All performance-based long-term equity awards granted to NEOs are dependent on achievement of rigorous book value per share growth goals.
    - All long-term equity awards align management and shareholder interests in increasing share value.

Shareholder Outreach and Consideration of Last Year's "Say on Pay" Vote

We value the views of our shareholders. In addition to our ongoing meetings with investors throughout the year, we also seek to engage with them to solicit their feedback and to provide information about our strategies, corporate governance and sustainability matters and executive compensation. As part of this effort, we generally invite shareholders who collectively own approximately 70% of our stock to meet with us. We met with shareholders owning 10%, 14% and 17% of our stock in 2022, 2023 and 2024, respectively.

At each of the 2022, 2023 and 2024 Annual Meetings, more than 98% of the "Say on Pay" votes cast were in support of the compensation of our NEOs. The MDNG Committee views these voting results as confirmation of shareholder support of our executive compensation program.

Compensation-Related Governance Policies and Best Practices

We have many compensation-related governance policies and best practices that we believe align our executive compensation with shareholder interests, including those highlighted below. For more information about certain of these practices, see "Other Aspects of our Executive Compensation Programs," below.

Stock Ownership Guidelines	→	Our stock ownership guidelines require our CEO to own Company stock equal in value to at least six times his base salary, and require our President and Executive Vice Presidents ("EVPs") to own Company stock equal in value to at least three times their base salaries. All other officers are required to own Company stock with a value equal to or greater than their respective base salary levels.
Post-Vesting Stock Holding Requirements	→	For long-term equity granted in 2024 and before, our NEOs and other executive officers are required to hold, for one year after vesting, the lower of 25% of shares that vest under equity awards and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. Beginning with the long-term equity granted in 2025, NEOs will be required to hold 100% of vested shares net of taxes for one year.
No Hedging or Pledging	→	Our policies prohibit directors, NEOs, other officers and certain employees from engaging in short sales of Company securities, entering into hedging transactions referencing the Company's equity securities, holding Company securities in a margin account, or pledging Company securities as collateral for a loan.
High Percentage of Performance-Based Compensation	→	87% of our CEO's 2024 target TDC opportunity was tied to achievement of preset performance goals. On average, 74% of the 2024 target TDC opportunities for the other NEOs were tied to achievement of such goals.
Timing of Equity Grants Managed by Established Policy	→	We have an Equity Grant Policy that requires that equity grants are made at a standard time, shortly after the release of earnings.
Limited Perquisites	→	Our perquisites are very modest, ranging between approximately $0 and $5,200 in 2024 for our NEOs.
Effective Use of Equity Compensation with Low Burn Rate and Dilution	→	The total equity awards granted to all participants under our 2020 Omnibus Incentive Plan in 2024 represented approximately 0.4% of our outstanding shares as of December 31, 2023. The Company's dilution from outstanding awards was below the 25th percentile among all companies in our 2024 Benchmarking Peer Group (calculated as outstanding equity awards on December 31, 2023, as a percentage of fully diluted total shares outstanding).

Limited Change in Control Benefits	➔	“Double trigger” is generally required for any benefits to be paid. Equity awards may vest upon a change in control only if the MDNG Committee determines that the awards will not be assumed or replaced. Cash severance does not exceed 2 times base salary plus bonus plus retirement plan accrual. There is no excise tax gross-up provision.
“Clawback” Policy	➔	Our “clawback” policy applies to cash bonuses as well as performance and time-vested long-term equity award compensation received by our NEOs and other executive officers. The policy is intended to be compliant with the final SEC rules and stock exchange listing standards regarding the recoupment policy required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Compensation Consultant	➔	The Compensation Consultant is retained by the MDNG Committee and performs no services for the Company, other than the consulting services to the MDNG Committee regarding executive compensation and non-employee director compensation.
Compensation Risk Evaluation	➔	Annually, the MDNG Committee reviews an incentive compensation risk evaluation designed to ensure that our compensation programs do not motivate excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company.
Omnibus Incentive Plan	➔	Our 2020 Omnibus Incentive Plan, which was approved by shareholders, and our proposed 2025 Omnibus Incentive Plan, contain the following provisions: • No granting of stock options with an exercise price less than the fair market value of the Company’s common stock on the date of grant; • No re-pricing (reduction in exercise price) of stock options and no exchange of underwater stock options for another award or for cash, without shareholder approval; • No inclusion of reload provisions in any stock option grant; • No payment of dividends on RSUs before they are vested; and • No single trigger vesting of awards upon a change in control in which the awards are assumed or replaced.

Objectives of Our Executive Compensation Program

In setting compensation, the MDNG Committee focuses on target TDC, which consists of base salary, target bonus (or non-equity incentive compensation) and target equity awards (valued at their grant date fair value reported in the Summary Compensation Table). The objectives of our executive compensation program are to:

- **Attract and retain high-quality executives.** We want to offer a competitive pay opportunity that provides for:
  - target TDC within a range near the median level of an executive's Benchmarking Peer Group counterparts, and
  - bonus and performance-based long-term equity award opportunities that may be earned above or below the target opportunity, based on performance.
- **Align executive compensation with long-term shareholder interests.** We align compensation and long-term shareholder interests by:
  - linking executive compensation to Company performance; and
  - paying a substantial portion of TDC in:
    - bonuses that are at-risk and are based on specific performance measures that align payouts with Company performance, with quantitative financial performance measures accounting for 75% of the bonus calculation and qualitative business objectives, which directly support our business strategies, accounting for 25% of the bonus calculation; and
    - long-term equity awards that vest based on a three-year quantitative performance goal that aligns payouts with Company performance and whose value directly reflects our stock price. Performance-based long-term equity awards granted to our CEO, President and EVPs vest after the three-year performance period. Performance-based long-term equity awards granted to other officers vest annually over a three year period based on achievement of the same performance goals.

How We Make Compensation Decisions

Role of the Management Development, Nominating and Governance Committee

The MDNG Committee, which consists solely of directors who meet the heightened independence criteria that apply to compensation committee members under SEC rules and NYSE listing standards, is responsible for overseeing the development and administration of our executive compensation program. The MDNG Committee approves the compensation of our CEO and our other senior executives, and performs other tasks including:

- Reviewing and approving bonus and equity compensation goals and objectives;
- Evaluating performance in light of these goals and objectives; and
- Evaluating the competitiveness of the CEO's and other senior executives' total compensation package.

The MDNG Committee also performs other duties and supports the Board's role in overseeing the risks facing the Company, as described in more detail above under "Board Meetings and Committees."

The MDNG Committee is supported in its work by our CEO, our Chief Human Resources Officer, our General Counsel and the MDNG Committee's Compensation Consultant, as described below. Our Chairman of the Board, who retired as our CEO in 2015 but now is not a member of our management, regularly participates in meetings of the MDNG Committee.

The MDNG Committee may delegate its responsibilities to subcommittees of the MDNG Committee.

Role of the Compensation Consultant

The MDNG Committee has retained Frederic W. Cook & Co., ("the Compensation Consultant") a nationally recognized executive compensation consulting firm to, among other things, help it evaluate and oversee our executive compensation program and review the compensation of our directors. The MDNG Committee has assessed the independence of the Compensation Consultant pursuant to SEC rules and NYSE listing standards and concluded that its work for the MDNG Committee does not raise any conflict of interest.

Our Chief Human Resources Officer coordinates the Compensation Consultant's assignments and, in providing its services to the MDNG Committee, the Compensation Consultant regularly interacts with our senior management. However, the Compensation Consultant reports directly to the MDNG Committee; the MDNG Committee retains authority to approve the compensation of the Compensation Consultant, determine the nature and scope of its services and evaluate its performance. The Compensation Consultant provides no services to the Company other than consulting services to the MDNG Committee regarding executive compensation and non-executive director compensation. The MDNG Committee may replace the Compensation Consultant or hire additional consultants at any time. A representative of the Compensation Consultant attends meetings of the MDNG Committee, as requested.

In connection with our executive compensation program, the Compensation Consultant provides various services to the MDNG Committee, including advising the MDNG Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program, including its relationship to performance.

The Compensation Consultant's work for the MDNG Committee during 2024 and early 2025 included:

- An evaluation of NEO compensation compared to Benchmarking Peers and recommendations for changes to our NEO compensation programs, generally;
- Advice about our base salaries and their amounts relative to our other compensation components;
- Advice about the annual bonus plan, including the performance measures and goals incorporated into the formula that is used to determine payouts;
- Advice about the long-term equity incentive program, including the type and level of awards granted under the program and the vesting provisions;
- Review and analysis of our Benchmarking Peer Group used to evaluate our executive compensation and non-employee director compensation;
- An evaluation of the costs and provisions of severance and change in control benefits for executives;
- Advice on the key terms of our 2025 Omnibus Incentive Plan;
- Review of drafts of the CD&A and related compensation tables for the Proxy Statement;
- An evaluation of non-employee director compensation compared to our Benchmarking Peers;
- Review of our compensation clawback policy and recommendations for changes;
- Review of our stock ownership guidelines and recommendations for changes; and
- Review of, and comment on, management's compensation risk assessments.

Role of Officers

While the MDNG Committee is ultimately responsible for making all compensation decisions affecting our NEOs, our CEO participates in the process because the MDNG Committee views his input as necessary given his close day-to-day association with the other NEOs and his knowledge of our operations. Among other things, our CEO makes recommendations on the components of compensation for the NEOs, other than himself. Our CEO does not participate in the portions of Committee meetings regarding the review of his own performance or the determination of the amounts of his compensation or when the MDNG Committee members meet in executive session.

Our Chief Human Resources Officer and our General Counsel also participate in the MDNG Committee's compensation process. Our Chief Human Resources Officer is responsible for coordinating the work of the Compensation Consultant for the MDNG Committee and the annual preparation of an executive compensation risk evaluation. She maintains knowledge of executive compensation trends, practices, rules and regulations and works with our General Counsel on related legal and tax compliance matters as well as on other matters related to executive compensation. The MDNG Committee receives information from management that includes: detailed breakdowns of the compensation of the NEOs; the total amount of stock and RSUs held by each NEO; and the other compensation information disclosed in this Proxy Statement.

Benchmarking

To provide the MDNG Committee with a framework for evaluating compensation levels for our NEOs against market practices, the Compensation Consultant periodically prepares reports analyzing compensation data for our Benchmarking Peers.

The criteria considered by the MDNG Committee when selecting Benchmarking Peers include whether the candidate: 1) is a mortgage insurer; 2) has significant exposure to residential real estate; 3) is in an industry in which we compete for talent; 4) chose us as a benchmarking peer or chose as a compensation peer one of our mortgage insurance peers; and 5) is reasonably similar in size to us. Based on these criteria, in July 2023, the Compensation Consultant proposed, and the MDNG Committee approved, the removal of Flagstar Bancorp from the Company's Benchmarking Peer Group for decisions on 2024 executive compensation. This change was made following the acquisition of Flagstar Bancorp by New York Community Bank in December of 2022. Changes to the companies in our Benchmarking Peer Group that were used in competitive analysis used to inform decisions based on target pay opportunities and program design for 2021-2024 are shown below:

2021-2024 Benchmarking Peer Groups

Years	MGIC Peer Groups	Mortgage Insurer - Direct Competitor[1]	Exposure to Residential Real Estate Market	Industry in which we Compete for Talent	Chose us as a Peer	Business
2024, 2023	Enact Holdings	X	X	X	X	Mortgage Insurer
2024, 2023	Mr. Cooper Group		X	X		Mortgage Orig & Svg
2024, 2023, 2021-2022	Arch Capital Group Ltd.	X	X	X		Includes Mortgage Insurer
2024, 2023, 2021-2022	Assured Guaranty Ltd.		X	X	X	Financial Guaranty Insurer
2024, 2023, 2021-2022	Essent Group Ltd.	X	X	X	X	Mortgage Insurer
2024, 2023, 2021-2022	First American Fin'l Corp.		X	X		Title Ins & Other R.E. Services
2024, 2023, 2021-2022	NMI Holdings Inc.	X	X	X	X	Mortgage Insurer
2024, 2023, 2021-2022	Onity Group (f/k/a Ocwen Financial Corp.)		X	X	X	Mortgage Svg & Lending
2024, 2023, 2021-2022	PennyMac Fin'l Services Inc.		X	X	X	Mortgage Svg & Lending
2024, 2023, 2021-2022	Radian Group Inc.	X	X	X	X	Mortgage Insurer
2024, 2023, 2021-2022	Stewart Info Services Corp.		X	X	X	Title Ins & Other R.E. Services
2024, 2023, 2021-2022	Walker and Dunlop, Inc.		X	X	X	Real Estate Services & Finance
2023, 2021-2022	Flagstar Bancorp Inc.		X	X		Mortgage Orig & Svg; Banking
2021-2022	Fidelity National Financial Inc.		X	X		Title Ins & Other R.E. Services
2021-2022	Genworth Financial Inc.	X	X	X	X	Includes Mortgage Insurer

1 Parent companies of direct competitors whose overall results are principally or significantly impacted by these competitors.

As shown in the table below, our market capitalization is in the top quartile of, and our revenue is reasonably comparable to, the companies in our 2024 Benchmarking Peer Group.

MGIC Percentile Rank Versus Benchmarking Peer Group

12/31/24 Market Capitalization	91st
2024 Revenue	35th

Why we do not Include Property and Casualty Insurers in our Benchmarking Peer Group

Other than one of our direct competitors who is part of a company that includes diversified lines of insurance, we do not include property and casualty insurers in our Benchmarking Peer Group because those companies: 1) are not subject to residential mortgage risk or the residential real estate market to the same extent as are we or our Benchmarking Peers, 2) are not the companies with which we compete for executive talent, and 3) generally do not select us as a benchmarking peer.

Our Benchmarking Peer Group for 2025

The MDNG Committee's Compensation Consultant reviews the Benchmarking Peer Group annually and reports its findings and recommendations to the MDNG Committee. In July 2024, at the recommendation of the Compensation Consultant, the MDNG Committee chose to maintain our peer group for purposes of benchmarking 2025 compensation.

Components of Our Executive Compensation Program

Each of the components of our executive compensation is discussed below. To meet our objective of aligning compensation and shareholder interests, our executive compensation program includes an annual bonus plan that is tied to performance measures that directly support the Company's business strategies, and long-term equity awards with vesting tied to growth in the Company's adjusted book value per share and whose ultimate value reflects our stock price.

With input from the MDNG Committee's Compensation Consultant, the MDNG Committee approved a 2024 target TDC opportunity for each NEO in January 2024. Performance-based, at-risk compensation continues to represent the significant majority of the average TDC opportunities of our NEOs, as shown in the charts below.

CEO 2024 Pay Opportunity Mix
(% of Target TDC)
At-Risk Performance-Based Pay: 87%


13%
22%
65%

Salary
Bonus
Performance-Based Long Term Equity

Other NEOs' 2024 Pay Opportunity Mix
(% of Target TDC)
At-Risk Performance-Based Pay: 74%


2%
24%
48%
26%

Salary
Bonus
Performance-Based Long Term Equity
Service-Based Long Term Equity

Base Salary

In considering any change to our CEO's compensation, including base salary, the MDNG Committee considers market competitiveness, tenure in position and its evaluation of his performance. Subjects covered by the evaluation of his performance include financial results, leadership, strategic planning, succession planning, community and industry involvement, and communications and relations with the Board. Base salary changes for our other NEOs are recommended to the MDNG Committee by the CEO based on his evaluation of each NEO's performance, base salary levels of Benchmarking Peer Group counterparts, responsibilities of each NEO, and considerations of internal equity. The MDNG Committee approves changes in salaries for the President and Executive Vice Presidents after considering the CEO's recommendations and the MDNG Committee's independent judgment regarding the NEOs gained through the MDNG Committee's benchmarking and general contact with them, including contact through Board meetings.

For 2024, the MDNG Committee reviewed the most recently available salary data from our benchmarking peers in order to determine the appropriateness of our NEO base salaries. Based on this review, Messrs. Mattke, Miosi and Candelmo, and Ms. Maggio received salary increases averaging 4% to ensure that base levels continued to remain competitive with the NEOs' respective Benchmarking Peer Group counterparts. In 2024, Mr. Colson took on the role of Chief Risk Officer and his salary was increased to reflect his added responsibilities.

NEO Base Salaries

Executive	2022	2023	2024
Timothy J. Mattke, CEO	$950,000	$1,000,000	$1,050,000
Nathaniel H. Colson, EVP, CFO and CRO	$500,000	$520,000	$600,000
Salvatore A. Miosi, President and COO	$721,000	$735,000	$758,000
Paula C. Maggio, EVP and General Counsel	$599,000	$617,000	$636,000
Robert J. Candelmo, SVP and CIO			$506,479

1 No compensation data is provided for the years prior to Mr. Candelmo becoming an NEO.

Annual Bonus

Our bonus plan is designed to strongly align pay delivery with our performance, as defined by achievement of our annual financial performance measures and business objectives.

Bonus Opportunity. Consistent with prior years, in 2024 each of our current executives had a target bonus opportunity expressed as a multiple of base salary. Actual earned bonuses could range from 0% to 200% of the target opportunities, depending on performance. The threshold (and below threshold), target and maximum bonus opportunities for each NEO employed at the end of 2024 and eligible to receive a bonus are shown in the following table.

	2024 Bonus Opportunities (Multiple of Base Salary)[1]			
Executive	Below Threshold	Threshold	Target	Maximum
Timothy J. Mattke	0	0.875	1.75	3.50
Nathaniel H. Colson	0	0.50	1.00	2.00
Salvatore A. Miosi	0	0.675	1.35	2.70
Paula C. Maggio	0	0.50	1.00	2.00
Robert J. Candelmo	0	0.35	0.70	1.40

1 Represents a multiple of the base salary amounts that become effective in March or April of the year for which the bonuses are awarded. Such base salary amounts will not be the same as the base salary amounts disclosed in the SCT due to the effects of the timing of the pay increases and the variability in the number of pay periods in each calendar year.

For all except Mr. Mattke, the multiples for the 2024 annual bonus are unchanged from 2023. In October 2023, the MDNG Committee reviewed peer benchmarking data prepared by the Compensation Consultant and determined that while Mr. Mattke's annual salary and long-term equity opportunity were competitive with the Company's benchmarking peers, his bonus opportunity lagged behind those peers. As a result, in January 2024, the MDNG Committee approved an increase to Mr. Mattke's threshold, target, and maximum bonus opportunities.

As referenced above, in January 2024 the MDNG Committee approved three financial performance measures (with a total weight of 75%) and the three business objectives (with a total weight of 25%) to be used when determining 2024 NEO bonuses:

- ***Financial Performance Measures.*** The MDNG Committee chose ROE, NIW and IIF as the financial performance measures in the 2024 bonus plan to provide an incentive for bottom line and top line growth and for reasonable consistency with the 2021-2023 bonus plans. The IIF metric balances the volatility of the NIW metric that can be impacted by a strong or weak mortgage refinancing environment.

- ***Business Objectives Performance Measures.*** Each business objective selected by the MDNG Committee directly supports our business strategies. These objectives include transforming our business operations, managing our amount and form of capital, and demonstrating our commitment to corporate sustainability to all our stakeholders, including our co-workers, customers, investors, and community, and creating a co-worker experience that attracts, develops, and retains the right talent.

Calculation of 2024 Bonus. Threshold, target and maximum performance levels were established for each financial performance measure. Actual performance at such levels would result in credit of 0% for below threshold performance, 50% for threshold performance, 100% for target performance, and 200% for maximum performance, with credit for performance achievement between the threshold and target levels, and the target and maximum levels, calculated by linear interpolation. The payout percentage determined by the Company's actual 2024 performance for each financial performance measure was multiplied by an assigned weight to determine a weighted score for that measure. For the business objectives, the MDNG Committee reviewed management's report of the Company's activities with respect to each objective (some of which is included in the discussion below) in determining the score.

2024 Bonus Percentage

	2024 Performance Levels						
	Threshold 50%	Target 100%	Maximum 200%	Actual 2024	Percent Earned	Weight	Weighted Score
Financial Performance Measures:							
Return on Equity	8.0%	11.4%	17.0%	14.3%	151.8%	45.0%	68.3%
New Insurance Written (billions)	$33.4	$53.1	$93.5	$57.0	109.7%	15.0%	16.4%
Insurance in Force (billions)	$268.6	$288.0	$307.2	$295.4	138.5%	15.0%	20.8%
Total Score for Financial Performance Measures						75.0%	105.5%
Business Objectives:							
Transformation	For a discussion of performance against these business objectives, see "Performance Against Business Objectives"						
Corporate Sustainability							
Capital							
Total Score for Business Objectives					120.0%	25.0%	30.0%
			2024 Bonus Percentage				**135.5%**

The aggregate weighted financial and business performance scores resulted in a preliminary bonus percentage of 135.5%. The MDNG Committee has discretion to adjust the preliminary bonus percentage up or down by as much as 10 percentage points, but did not do so because the MDNG Committee considered the bonus pay-out to be consistent with the Company's pay-for-performance objective. More information about the evaluation and scoring of each of these financial and business performance scores is below.

Performance Against Financial Measures

Return on Equity ("ROE")

ROE Performance Levels for Company's 2024 Bonus Plan

Company's Threshold ROE (for 50% bonus payout. If performance is below threshold, no credit is given)	8.0 %
Company's Target ROE (for 100% bonus payout)	11.4 %
Company's Maximum ROE (for 200% bonus payout)	17.0 %
Company's Actual 2024 ROE	14.3 %

Note: For purposes of the bonus plan, we calculate ROE as adjusted net operating income, divided by beginning of the year GAAP shareholders' equity, excluding accumulated other comprehensive income (loss) and adjusted for financial impacts of GSE-mandated mortgage insurance cancellations inconsistent with prior business practices. Adjusted net operating income is a non-GAAP measure of performance. For a description of how we calculate this measure and for a reconciliation of this measure to its nearest comparable GAAP measures, see **Appendix B**.

As noted above, two of the objectives of our executive compensation program are to link compensation to Company performance and to design incentives so that the earned TDC of our NEOs varies based on performance. The MDNG Committee considered those objectives when it established the ROE performance levels for the 2024 bonus plan. For 2024, the MDNG Committee reviewed our 2023 performance and the forecast for 2024 mortgage originations in setting the ROE target at a challenging, yet achievable level. In light of the fact that the Company was expecting 2024 market conditions to be slightly better than our expectations for 2023, the MDNG Committee increased the 2024 target ROE goal from 11.1% to 11.4%. Ultimately, our actual 2024 ROE results exceeded the target, primarily due to the re-estimation of loss reserves on previously received delinquency notices.

The Company continued to engage in stock repurchases in 2024. However, the 2024 repurchases did not affect the equity measure used in the ROE calculation as ROE is calculated as adjusted net operating income, divided by beginning shareholders' equity (which is not affected by 2024 share repurchases).

New Insurance Written ("NIW")

2024 NIW Performance Levels (billions)

Company's Threshold NIW (for 50% bonus payout. If performance is below threshold, no credit is given)	$	33.4
Company's Target NIW (for 100% bonus payout)	$	53.1
Company's Maximum NIW (for 200% bonus payout)	$	93.5
Company's Actual 2024 NIW	$	57.0

Note: For purposes of the bonus plan, NIW includes (i) traditional loan level insurance, (ii) loan level insurance executed through a managing agent or directly with a GSE or other entity, and (iii) credit risk transfer (calculated as 1/3 of the unpaid principal balance of the loans committed to be insured by us during the year). NIW received credit for bonus purposes only if its expected risk-adjusted return on capital exceeded the Company's hurdle rate. Because the NIW for the bonus plan includes a more comprehensive definition of NIW when compared to the primary NIW disclosed for financial reporting purposes, NIW figures shown in our financial reporting differ slightly from what is shown in this Proxy Statement.

In establishing the 2024 performance goals for NIW, the MDNG Committee reviewed our prior years' results and our 2024 forecast. The volume of mortgage originations was predicted to be slightly higher in 2024 as compared to 2023, but still markedly lower than in 2021 and 2022, years that the MDNG Committee continues to consider as extraordinary as affected by the COVID-19 pandemic. Because of the expected slight uptick in the level of mortgage originations, the MDNG Committee increased the target goal for 2024 NIW as compared to 2023 NIW. Our actual 2024 NIW for bonus purposes was $57.0

billion, reflecting an increase in refinance volumes, attributed to a brief decline in interest rates during 2024, while purchase origination activity remained relatively flat.

Insurance in Force ("IIF")

2024 IIF Performance Levels (billions)

Company's Threshold IIF (for 50% bonus payout. If performance is below threshold, no credit is given)	$	268.6
Company's Target IIF (for 100% bonus payout)	$	288.0
Company's Maximum IIF (for 200% bonus payout)	$	307.2
Company's Actual 2024 IIF	$	295.4

Note: For purposes of the bonus plan, IIF is the unpaid principal balance, as reported to us, of the loans insured by us, as of the end of the year, adjusted for financial impacts of GSE-mandated mortgage insurance cancellations inconsistent with prior business practices.

Our book of IIF is an important driver of our future revenues, and its growth is driven by NIW and the retention of our IIF, as measured by our annual persistency (the percentage of our insurance remaining in force from one year prior). For years in which total mortgage originations are forecasted to be up, we would expect our NIW to increase. Generally speaking, in an environment with more mortgage originations, we would also expect policy cancellation rates to increase, and in turn result in decreased annual persistency, although the impact to persistency generally lags the impact to NIW.

It is through this lens that the MDNG Committee sets annual IIF threshold, target and maximum performance levels. Although the target IIF for 2024 was set at a level below the target and actual levels for 2023, the MDNG Committee viewed the 2024 performance target level as sufficiently rigorous considering our business plan assumptions of increased NIW and policy cancellations, which were expected to result in decreased IIF. Even with this decrease in the target level for 2024, as shown in the table below, the $288.0 billion target for 2024 IIF was 8% above our average IIF for the previous five years. Notably, although our actual 2024 IIF was a record-high $295.4 billion; it nonetheless fell short of the maximum payout level.

2019	**2020**	**2021**	**2022**	**2023**	**Average**
$222.3	$246.6	$274.4	$295.3	293.5	$266.4

Performance Against Business Objectives

Each business objective directly supports our business strategies. As shown in the table below, despite the headwinds facing the Company at the beginning of the year, the Company achieved favorable results against the business objectives used to determine the 2024 bonuses of our NEOs.

Business Objective		Results
Transformation - *Transform our business to sustain our success.*	➔	We continued to leverage our analytical capabilities through advancement of several initiatives, including: • Establishing a Business Intelligence and Product Strategy function to bring together key teams and accelerate impact • Ongoing market assessment to better align resources with customer behavior and value • Acceleration of decision-making in underwriting, driving decreased turn-times and reduced expenses while maintaining quality • Simplification and improvements to durability of technology systems • Sustainably reduced operating expenses through streamlining operations, changing processes, and reorganizing to optimize workflows
Capital - *Ensure that we have the appropriate amount and form of capital to support our strategies and meet the needs of our stakeholders.*	➔	Our capital was well in excess of the requirements of the GSEs and state regulators AM Best upgraded MGIC's Financial Strength Rating to A from A- MGIC paid $750 million in dividends to MGIC Investment Corporation, a 25% increase from dividends paid in 2023 Repurchased 9.3% of our shares outstanding at the beginning of the year Expanded our reinsurance program through additional reinsurance transactions that provide a source of capital relief and allow us to better manage our risk profile Maintained financial strength and capital flexibility while paying shareholder dividends of $0.49 per share, a 14% increase from the $0.43 per share in 2023

Corporate Sustainability - *Demonstrate our commitment to all our stakeholders, including our co-workers, customers, investors, and community, and create a co-worker experience that attracts, develops and retains the right talent by emphasizing engagement, diversity, inclusion and collaboration.*	➔	Continued to provide a competitive package of benefits that considers the physical, mental and financial aspects of co-worker well-being Held quarterly all-Company meetings focusing on collaboration, enterprise planning, prioritization and transparency through open dialogue Introduced a new learning and development framework designed to empower co-workers to take the lead on their growth and development through a blend of education, exposure, and experience

The MDNG Committee approved a payout of 120.0% of the target score for performance against the business objectives, primarily because our efforts in our transformation initiatives were considered to be above target as we made significant strides in execution of our transformation strategy.

Long-Term Equity Awards

Background Considerations

Consistent with our belief that there should be a strong link between earned compensation and long-term performance, long-term equity awards provide one of our most significant TDC opportunities. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders by linking compensation to both company performance and total shareholder return, while fostering a long-term planning horizon and supporting the retention of our leadership team. Performance-based long-term equity awards at their target grant date fair value represented 65% of the 2024 target TDC opportunity of our CEO, and averaged 48% of the 2024 target TDC opportunities of the other NEOs.

In January 2024, the MDNG Committee established a target long-term equity award opportunity for NEOs. To set these targets, the MDNG Committee considered a competitive market analysis of each NEO's TDC opportunity, the portion of such opportunity provided as long-term equity awards relative to their Benchmarking Peer Group counterparts, tenure in the position and internal equity.

Below is a discussion of our 2024 long-term equity awards, and a discussion of our 2023 and 2022 long-term equity awards, which is provided for comparison purposes and because a portion of the long-term equity awards granted in those years either vested based on 2024 performance or remain outstanding.

2024 Long-Term Equity Awards

To align our long-term equity awards with the interests of shareholders, 100% of the long-term equity awards granted in January 2024 to Messrs. Mattke, Colson, Miosi and Ms. Maggio are restricted stock units ("RSUs") that are performance-based and will cliff vest after three years based on the percentage achievement of a three-year cumulative adjusted book value ("ABV") per share growth goal. Each target long-term equity award value is translated into a target number of RSUs based on the closing stock price on the date of grant. The actual number of earned shares ranges from 0% to 200% of the target number of RSUs, depending on performance versus the three-year cumulative goals outlined in the table below, with actual vesting determined by linear interpolation where performance falls between levels.

2024 Long-Term Equity Award Performance Goal – 3-year Cumulative ABV Growth

	Below Threshold (no vesting)	**Threshold** (for 25% vesting)	**Target** (for 100% vesting)	**Maximum** (for 200% vesting)
Required Growth	Less than $1.65	$1.65	$6.47	Greater than or equal to $9.52
Compound Annual Growth Rate	< 2.71%	2.71%	9.90%	≥14.00%

ABV per share is a non-GAAP financial measure. For a description of how we calculate this measure for each equity award and a reconciliation of this measure to its nearest comparable GAAP measure, see **Appendix B**.

Book value growth was chosen as the performance goal, in part because of its simplicity and relevance to management and investors. Book value growth measures cumulative build-up of equity in the Company; we believe its use as a performance goal aligns executive compensation with the financial strength of the Company.

The MDNG Committee viewed the $6.47 required growth in adjusted book value per share for target vesting of the 2024 long-term equity awards as sufficiently rigorous when considering our business plan, the economic uncertainty and anticipated size of the mortgage origination market. Although the required growth for target vesting set for the 2024 grants is less than the 2021-2023 actual growth of $6.72, it represents a 13.7% increase over the $5.69 target three-year cumulative ABV per share growth that was set for the 2023 equity awards.

Fifty percent of Mr. Candelmo's 2024 long-term equity award was performance-based and vests annually over three years subject to the same performance goals described above. The remaining 50% of his award was made up of restricted stock units that vest over three years in three equal annual installments. The 50-50 split for Mr. Candelmo's long-term incentive awards is consistent with the awards granted to the Company's other Senior Vice President-level executives.

2022 and 2023 Long-Term Equity Awards

The 2022 and 2023 awards were granted to Messrs. Mattke, Colson, Miosi, and Candelmo and Ms. Maggio in February 2022 and 2023, respectively. Each executive's target long-term equity award value was translated into a target number of RSUs based on the closing stock price on the grant date. Actual vesting may range from 0% to 200% of the target number of RSUs, based on three-year cumulative ABV per share growth. For all except Mr. Candelmo, these 2022 and 2023 performance-vesting grants will cliff vest at the end of the three-year performance period. Mr. Candelmo's performance-vesting grants vest in annual installments over the three-year performance period based on performance at the end of each year. The maximum number of shares that may vest in years one and two is 33%; there is a true-up in year three to account for the full three-year performance period. Mr. Candelmo also received time-vesting long-term equity awards (i.e. vesting based on continued service only) in each of 2022 and 2023 that vest in equal installments over a three year period. For information about the number and value of unvested units associated with those awards, please see the Outstanding Equity Awards and 2024 Fiscal Year-End table.

For the 2022 awards, a 12.08% compound annual growth in ABV (or a $6.04 per share growth) is required for 100% (target) vesting; 14.0% compound annual growth (or >$7.13 per share growth) is required for maximum vesting; 3.3% compound annual growth (or $1.51 per share growth) is required for threshold vesting; and anything less than the threshold growth will result in 0% vesting. The actual vesting percentage is determined by linear interpolation based on where the actual growth in ABV per share falls between $1.51 and $7.13.

For the 2023 awards, an 9.86% compound annual growth in ABV (or $5.69 per share growth) is required for 100% (target) vesting; 13% compound annual growth (or >$7.73 per share growth) is required for maximum vesting; 2.64% compound annual growth (or $1.42 per share growth) is required for threshold vesting; and anything less than the threshold growth will result in 0% vesting. The actual vesting

percentage is determined by linear interpolation based on where the actual growth in ABV per share falls between $1.42 and $7.73.[1]

The table below shows:

- the three-year cumulative goal for targeted vesting of the 2024, 2023 and 2022 ABV awards to NEOs,
- the growth in ABV per share as of the end of 2024, as calculated for the awards; and
- the final vesting percentage for the 2022 awards.

Growth in Adjusted Book Value per Share for Targeted Vesting of 2022-2024 Cliff ABV Awards

	3-year Cumulative Goal for Target	2022-2024 Actual Growth	2023-2024 Actual Growth	2024 Actual Growth	Vesting %
2024 Equity Awards	$6.47			$2.80	
2023 Equity Awards	$5.69		$4.99		
2022 Equity Awards	$6.04	$7.36			200% of Target

With respect to all of the long-term equity awards, dividends are not paid currently, but when awards vest, a payment is made equal to the dividends that would have been paid during the performance period for those vested awards.

Changes for 2025 Long-Term Equity Awards.

In October 2024, the Compensation Consultant provided the MDNG Committee with a comprehensive review of the Company's executive compensation practices, including a competitive analysis of our benchmarking peers' long-term incentive program designs. A key finding from this review was that on average, 55-60% of the long-term equity granted by our benchmarking peer group is performance-based, and the remainder is time-based (i.e. vesting based on continued service only). The MDNG Committee also recognized that none of the benchmarking peers awarded 100% performance-based long-term equity, as was the Company's practice.

In an effort to better align with peer practice, enhance retention, and reduce the volatility in expenses related to performance-vesting units, the MDNG elected to introduce a mix of performance and time-vesting RSUs in the long-term equity granted in 2025 to the Company's executive officers. Recognizing that it is best practice that a majority of long-term equity continue to be performance based, the MDNG Committee believed that a target long-term incentive mix consisting of 60% performance-based RSUs and 40% time-based RSUs was most appropriate. Similar to the 2022, 2023 and 2024 grants, the performance-based RSUs granted in 2025 will cliff vest after three years based on the percentage achievement of a three-year cumulative ABV per share growth goal. The time-based RSUs will vest in three annual installments beginning on February 28, 2026.

Pension Plan

Prior to 2023, our executive compensation program included a qualified pension plan (which had previously been transitioned to a cash balance plan) and a supplemental executive retirement plan. These plans compute retirement benefits based only on current cash compensation (salary and annual bonus) and therefore do not include long-term incentives that can result in substantial increases in pension value. As of January 1, 2023 the pension plan was frozen (no future benefits accrue for participants due to employment and no new participants will be added). Participants continue to earn

[1] The required compound annual growth in ABV rate for threshold, target and maximum vesting of the 2023 long-term equity awards was incorrectly reported in the Company's 2024 Proxy Statement. The corrected values are as reflected herein.

interest credits on applicable benefits. More information about our pension plan can be found following the table titled “Pension Benefits at 2024 Fiscal Year-End” in “Compensation and Related Tables” below.

Perquisites

To avoid an entitlement mentality, the perquisites we provide are minimal, ranging from $0 to $5,200 in 2024 for our NEOs. The 2024 perquisites were primarily related to club dues.

OTHER ASPECTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Stock Ownership by Named Executive Officers

Stock Ownership Guidelines. We have stock ownership guidelines for our executive officers to align the interests of our executives with those of our shareholders and to mitigate potential risks from incentive arrangements. Stock considered owned consists of shares owned outright by the executive and time-vested RSUs. Performance-vested RSUs are not considered owned for purposes of the stock ownership guidelines.

The stock ownership guidelines require ownership of stock valued at six times base salary for our CEO, three times base salary for the President and EVPs, and one times base salary for Senior Vice Presidents. Until the guideline is met, an NEO must retain the portion of shares received upon vesting of equity awards equal to the lower of 25% of the shares that vested and 50% of the shares that were received by the NEO after taking account of shares withheld to cover taxes.

All of our 2024 NEOs have met the applicable guidelines. As of December 31, 2024, our CEO owned stock valued at 20 times his base salary. The stock ownership of our other NEOs ranged from 5.6 to 17.2 times their base salaries.

Equity Holding Post-Vesting Requirement. A portion of long-term equity awards granted to our NEOs in 2024 and before must not be sold for one year after vesting. The number of shares that must not be sold is the lower of 25% of the shares that vested and 50% of the shares that were received by the officer after taking account of shares withheld to cover taxes. Beginning with the long-term equity grants awarded to executive officers in 2025, the one year holding period will apply to 100% of the vested shares, net of shares withheld to cover taxes. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

Hedging and Pledging

Our hedging policy applies to our directors, NEOs, all other officers and certain other employees (generally, those who have regular access to material nonpublic information about the Company that gets incorporated into the Company’s periodic releases and reports), as well as their family members and entities that they control or influence. Under our hedging policy, the covered individuals/entities may not enter into hedging transactions designed to hedge or offset a decrease in the value of "Company Securities" or of vested or unvested restricted stock units (whether cash- or stock-settled). The definition of "Company Securities" includes the Company's Common Stock, options to purchase Common Stock, and convertible debentures, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company's securities. The hedging policy includes the following non-exhaustive list of examples of prohibited hedging transactions: forward sale contracts, equity swaps and credit defaults swaps relating to Company Securities. Financial instruments that hedge general industry risk or whose underlying security is that of an unrelated company are specifically not prohibited.

Under our pledging policy, the same individuals/entities who are subject to our hedging policy may not hold Company Securities in a margin account or pledge Company Securities as collateral for a loan.

"Clawback" Policy

The Board has adopted a compensation clawback policy (the "Clawback Policy") intended to comply with SEC rules and stock exchange listing standards regarding the recoupment policy required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The purpose of the Clawback Policy is to establish the terms under which the Company is required to recover certain amounts of incentive-based compensation from current and former executive officers in the event of an accounting restatement resulting from material non-compliance with any financial reporting requirement under federal securities laws. "Incentive-based compensation" is defined in the Clawback Policy as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures.

In the event that the requirement to recover incentive-based compensation is triggered under the Clawback Policy, the MDNG Committee has discretion to seek to recover service-based compensation if such compensation was received during the fiscal period to which the accounting restatement applies. For purposes of the Policy, service-based compensation is defined as equity awards that are granted, earned, or vested based wholly upon the satisfaction of time-based or service-based requirements. In exercising its discretion to seek to recover service-based compensation, the MDNG Committee may take into account such considerations as it deems appropriate, including, without limitation, whether an accounting restatement was caused or contributed to by fraud, willful misconduct or gross negligence.

The Clawback Policy applies to incentive-based and service-based compensation received on or after October 2, 2023. Prior to the SEC's 2023 adoption of its final rule regarding recovery of erroneously awarded compensation the Company had in place a pre-existing clawback policy. That pre-existing policy continues to apply to compensation received prior to October 2, 2023. Under the pre-existing policy, the Company will seek to recover from any NEO or other executive officer, to the extent the MDNG Committee deems appropriate, amounts associated with cash incentive compensation that was earned and equity awards that vested based on achievement of a performance goal if a subsequent financial restatement shows that such compensation should not have been paid.

Change in Control Provisions

Each of our NEOs is a party to a Key Executive Employment and Severance Agreement with us (a "KEESA"), as described in the section titled "Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below. The period for which our KEESAs provide employment protection ends on the third anniversary of the date of a change in control. Our KEESAs provide for a cash payment in two lump sums (or one lump sum if neither the Company nor any affiliate's stock is publicly traded) only after both a change in control and a specified employment termination (a "double trigger"). Our KEESAs also provide for "double trigger" vesting of equity awards: there must be a change in control and a qualifying employment termination.

The agreements for our outstanding equity awards provide that the equity will not vest upon a change in control if the MDNG Committee reasonably determines in good faith prior to the occurrence of the change in control that the awards will be assumed or replaced by the employee's employer immediately following the change in control with an alternative award meeting specified requirements.

Our KEESAs do not contain a gross-up by the Company for any excise tax payments resulting from payments upon a change in control. Payments under the KEESAs are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payment (the "Cut-Back Provision"), but only if the resulting after-tax value to the participant of the total payments upon a change in control would be greater than the after-tax value to the participant if the cash payments were not so reduced with the participant responsible for the excise taxes.

In 2024, the Board formally adopted an Executive Severance Plan (the "Severance Plan"). The change in control benefits provided under the Severance Plan are materially similar to those provided for in the existing KEESAs. In the event of a qualifying termination related to a change in control, NEOs with existing KEESAs will receive only the benefits provided under their KEESAs, except to the extent that the Severance Plan provides more favorable benefits. Following adoption of the Severance Plan, the

Company intends no longer to enter into KEESAs with new or internally-promoted officer-level employees; instead, all new officers will participate only in the Plan.

For additional information about our KEESAs and the Severance Plan, see "Compensation and Related Tables – Potential Payments Upon Termination or Change-in-Control – Change in Control Agreements" below.

Tax Deductibility Limit

Section 162(m) of the Internal Revenue Code disallows a tax deduction to public corporations for compensation in excess of $1 million paid during a year to certain "covered employees," generally including our NEOs. The MDNG Committee intends to set compensation for our NEOs at levels it believes are necessary to attract, motivate, retain and reward them, even if a portion of such compensation is not deductible as a result of Section 162(m).

In making decisions about executive compensation, consideration is given to the impact of other regulatory provisions, including the provisions of Section 409A of the Internal Revenue Code regarding non-qualified deferred compensation and the change in control provisions of Section 280G of the Internal Revenue Code.

Process for Approving Compensation Components; Timing of Equity Awards

The MDNG Committee's typical practice is to approve long-term equity awards and approve new salaries and bonuses at its meeting in late January; however, because at this time, the Company has not yet released its earnings for the prior year, the MDNG Committee's policy provides that the grant date for long-term equity awards to employees (including the NEOs) and directors shall be the second business day following the year-end earnings release for the prior year. This policy was adopted so that equity awards would be valued at a point in time when the most important information about the Company is likely to have been disseminated in the market. If the approval of awards occurs on or after March 15 of any given year, the grant date will be the second business day following the first quarterly earnings release issued after such approval.

There were no option awards granted to our NEOs during 2024.

The MDNG Committee has not adjusted executive officers' future compensation based upon amounts realized or forfeited pursuant to previous equity awards.

The MDNG Committee does not take into account material nonpublic information in determining the timing and terms of equity-based awards, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

The Board has delegated limited authority to the CEO to grant equity awards to non-executive officers.

COMPENSATION COMMITTEE REPORT

Among its other duties, the MDNG Committee assists in the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior officers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The MDNG Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the MDNG Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's Proxy Statement for its 2025 Annual Meeting of Shareholders.

Members of the Management Development, Nominating and Governance Committee:

Jodeen A. Kozlak, Chair

Michael L. Thompson

Mark M. Zandi

Compensation and Related Tables

Summary Compensation Table for 2024

The following table summarizes the compensation of our NEOs for 2022 through 2024.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Timothy Mattke	2024	1,042,308	5,250,007	2,489,813	—	47,584	8,829,712
Chief Executive	2023	988,462	5,000,012	1,720,500	239,989	35,050	7,984,013
Officer	2022	938,462	4,000,012	1,920,900	—	26,700	6,886,074
Nathaniel Colson	2024	587,693	1,500,014	813,000	9,364	37,200	2,947,271
EVP, Chief Financial and	2023	515,385	1,400,010	596,440	19,846	35,050	2,566,731
and Chief Risk Officer	2022	491,923	1,100,010	674,000	6,644	26,700	2,299,277
Salvatore Miosi	2024	754,462	2,100,019	1,386,572	27,398	37,200	4,305,651
President and	2023	731,769	2,100,008	1,138,111	246,352	35,050	4,251,290
Chief Operating Officer	2022	716,154	2,060,014	1,312,076	—	26,700	4,114,944
Paula Maggio	2024	633,077	1,050,010	861,780	8,539	37,200	2,590,606
EVP and	2023	612,846	1,050,011	707,699	22,006	35,050	2,427,612
General Counsel	2022	591,154	1,030,007	807,452	32,245	26,700	2,487,558
Robert Candelmo[5]	2024	504,210	450,004	480,395	8,270	37,200	1,480,079
SVP and Chief	2023						
Information Officer	2022						

1 Our stock awards are granted under programs described in "Components of our Executive Compensation Program – Long-Term Equity Awards" in our CD&A. The amounts shown in this column represent the grant date fair value of the target number of RSUs granted to NEOs in the years shown, computed in accordance with FASB ASC Topic 718. The fair value of performance-based RSUs is based on the probable outcome of the applicable performance conditions and the closing price of our Common Stock on the NYSE on the grant date. In 2024, the applicable closing price was $19.81; in 2023, it was $14.17; and in 2022, it was $15.46. The value of the performance-based RSUs granted in 2024 if maximum performance were to be achieved is as follows: Mr. Mattke – $10,500,014; Mr. Colson – $3,000,028; Mr. Miosi – $4,200,038; Mr. Candelmo — $450,004; and Ms. Maggio – $2,100,020. The amount shown for Mr. Candelmo also includes $225,002 in time-vested RSUs.

2 Our 2024 bonus program is described in "Components of our Executive Compensation Program – Annual Bonus" in our CD&A. The bonuses paid were calculated based on a formula that compares actual performance to threshold, target and maximum performance achievement levels for three different financial performance goals (each with specific weights and in total weighted 75%) and a subjective assessment of performance against three different business objectives (in total weighted 25%). All goals for the 2022-2024 bonus programs were considered and approved by the MDNG Committee.

3 The Company does not maintain a non-qualified deferred compensation plan for its employees. The amounts shown in this column reflect, if positive, the sum of (a) the aggregate change in present value of accumulated pension benefits during the year pursuant to our Pension Plan and our SERP when retirement benefits are also provided under the SERP, and (b) distributions the named executive officer received from our SERP during the year.

The aggregate change in present value of accumulated pension benefits represents:

a For Messrs. Mattke and Miosi, the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 60, or current age if older than 60, and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of the year shown, and (b) the same calculation done as if the officer's employment had ended one year earlier.

b For Mr. Colson, Ms. Maggio and Mr. Candelmo, the difference between (a) the present value as of December 31, 2024 of the accumulated benefit under the "Cash Balance Component" (described following the table titled "Pension Benefits at 2024 Fiscal Year-End") of our Pension Plan, and (b) the same calculation as of the prior year-end.

c For all years shown, the change in the present value of accumulated pension benefits between years represents the net result of (a) the officer being one year closer to the receipt of the pension payments, which generally means the present value is higher; (b) a change in actuarial assumptions used to calculate the benefit, primarily changes in the discount rate used to calculate the present value at the end of each of those years; (c) a decrease for the effect of distributions that the NEOs received from our SERP; and (d) an increase for in-service distributions received from our SERP to pay the NEO's portion of social security taxes and related income tax from such distributions. For each NEO, the changes consist of:

	2024		2023		2022	
Name	**Change in Actuarial Assumptions**	**Change Due to Other Factors**	**Change in Actuarial Assumptions**	**Change Due to Other Factors**	**Change in Actuarial Assumptions**	**Change Due to Other Factors**
Timothy Mattke	$ (120,001)	$ 106,523	$ 144,025	$ 95,964	$ (925,632)	$ 441,643
Nathaniel Colson	2,150	7,214	14,034	5,812	(37,731)	44,375
Salvatore Miosi	(123,736)	151,134	103,773	142,579	(761,417)	574,614
Paula Maggio	(3,162)	11,701	12,033	9,973	(25,050)	57,295
Robert Candelmo	(5,877)	14,147				

See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2024 for additional information regarding the assumptions made in arriving at these amounts.

See information following the table titled "Pension Benefits at 2024 Fiscal Year-End" below for a summary of our Pension Plan and our SERP.

4 Amounts in this column for 2024 consist of matching 401(k) contributions and discretionary retirement plan contributions for each NEO and, for Mr. Mattke, a payment of $10,384 representing reimbursement for excess FICA withheld from Mr. Mattke's SERP benefit in prior years.

5 Mr. Candelmo holds his position with Mortgage Guaranty Insurance Corporation, a wholly owned subsidiary of the Company, and not with the Company. As reflected in our Annual Report on Form 10-K filed in February 2024, Mr. Candelmo was identified as an executive officer of the Company during 2024. While he remains employed by a wholly-owned subsidiary of the Company, in July 2024 the Board determined that Mr. Candelmo would no longer be designated as one of the Company's executive officers. He is included as an NEO in this Proxy Statement pursuant to Regulation S-K Item 402(a)(3)(iv). The amounts shown in the table reflect Mr. Candelmo's compensation for the full year 2024. No compensation data is provided for the years prior to Mr. Candelmo being designated as an NEO.

2024 Grants of Plan-Based Awards

The following table shows the 2024 grants of plan-based awards to our NEOs.

Name	Grant Date	MDNG Committee Approval Date	Type of Award	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards; Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Timothy Mattke	1/22/2024	1/22/2024	Annual Cash Incentive[1]	918,750	1,837,500	3,675,000					
	2/2/2024	1/22/2024	RSUs-Cliff Perf. Vest[4]				66,255	265,018	530,036		5,250,007
Nathaniel Colson	1/22/2024	1/22/2024	Annual Cash Incentive[1]	300,000	600,000	1,200,000					
	2/2/2024	1/22/2024	RSUs-Cliff Perf. Vest[4]				18,930	75,720	151,440		1,500,014
Salvatore Miosi	1/22/2024	1/22/2024	Annual Cash Incentive[1]	511,650	1,023,300	2,046,600					
	2/2/2024	1/22/2024	RSUs-Cliff Perf. Vest[4]				26,502	106,008	212,016		2,100,019
Paula Maggio	1/22/2024	1/22/2024	Annual Cash Incentive[1]	318,000	636,000	1,272,000					
	2/2/2024	1/22/2024	RSUs-Cliff Perf. Vest[4]				13,251	53,004	106,008		1,050,010
Robert Candelmo	1/22/2024	1/22/2024	Annual Cash Incentive[1]	177,268	354,536	709,072					
	2/2/2024	1/22/2024	RSUs-Perf. Vest[4]				2,840	11,358	22,716		225,002
	2/2/2024	1/22/2024	RSUs - Time Vest[5]							11,358	225,002

1 Our Non-Equity Incentive Plan Awards are described in "Components of our Executive Compensation Program – Annual Bonus" in our CD&A.

2 Our Equity Incentive Plan Awards are described in "Components of our Executive Compensation Program – Long-Term Equity Awards" in our CD&A.

3 All of the figures in this column represent the grant date fair value of stock unit awards based on the probable outcome of the applicable performance conditions as of the grant date. The grant date fair value is based on the NYSE closing price on the day the award was granted.

4 These are the 2024 Performance-Based Long Term Equity Awards described in "Components of our Executive Compensation Program – 2024 Long-Term Equity Awards" in our CD&A.

5 This are the 2024 Time-Based Long Term Equity Awards described in "Components of our Executive Compensation Program - Long-Term Equity Awards - 2024 Long-Term Equity Awards" in our CD&A. They will vest over three years in three equal annual installments.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table shows our NEOs' equity awards outstanding on December 31, 2024.

	Stock Awards			
Name	Number of Shares or Units That Have Not Vested[1] (#)	Market Value of Shares or Units That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3, 4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Timothy Mattke	—	—	1,135,343	26,918,983
Nathaniel Colson	—	—	316,825	7,511,921
Salvatore Miosi	—	—	520,705	12,345,916
Paula Maggio	—	—	260,353	6,172,970
Robert Candelmo	32,187	763,154	41,351	980,432

1 Consists of time vested RSUs awarded to Mr. Candelmo February 4, 2022 (10,243 RSUs), February 3, 2023 (10,586 RSUs), and February 2, 2024 (11,358 RSUs). The RSUs will vest as follows: 19,322 on February 28, 2025; 9,079 on February 28, 2026, and 3,786 on February 28, 2027.

2 Based on the closing price of the Common Stock on the NYSE at 2024 year-end, which was $23.71.

3 For all NEOs other than Mr. Candelmo, the outstanding RSUs shown in this column cliff-vest based on achievement of a three-year cumulative goal for growth in adjusted book value per share. These performance-based RSUs have a potential payout ranging from 0-200% of the target number of RSUs granted. The number of RSUs that will ultimately vest will not be determined until the year in which they vest, based on actual performance through the end of the prior year:

a Cliff Performance Vested RSUs awarded February 2, 2024 to Messrs. Mattke (265,018), Colson (75,720), and Miosi (106,008), and Ms. Maggio (53,004) that will cliff vest in February, 2027. Amounts reported for the 2024 awards reflect target levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information, see "Components of our Executive Compensation Program –2024 Long Term Equity Awards" in our CD&A.

b Cliff Performance Vested RSUs awarded February 3, 2023 to Messrs. Mattke (352,859), Colson (98,801), Miosi (148,201), and Ms. Maggio (74,101) that will cliff vest in February, 2026. Amounts reported for the 2023 awards reflect target levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information, see "Components of our Executive Compensation Program – 2022 and 2023 Long Term Equity Awards" in our CD&A.

c Cliff Performance Vested RSUs awarded February 4, 2022 to Messrs. Mattke (258,733), Colson (71,152), Miosi (133,248), and Ms. Maggio (66,624) that cliff vested in February, 2025. Amounts reported for the 2022 awards reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information, see "Components of our Executive Compensation Program – 2022 and 2023 Long Term Equity Awards" in our CD&A.

4 The number of RSUs reflected for Mr. Candelmo represent outstanding Performance Vested RSUs awarded February 4, 2022 (4,847), February 3, 2023 (10,592), and February 2, 2024 (11,358) that vest annually over a three year period based on achievement of the same three-year cumulative growth goal in ABV per share that applies to the Company's other NEOs. These performance-based RSUs have a potential payout ranging from 0-200% of the target number of RSUs granted. The number of RSUs that will ultimately vest will not be determined until the final year in which they vest, based on actual performance through the end of the prior year. Pursuant to applicable reporting requirements, amounts reported for the awards reflect maximum levels of achievement of the performance goals for the shares granted in 2022, and target level of achievement for the shares granted in 2023 and 2024.

2024 Stock Vested

The following table shows the vesting of grants of plan based stock awards to our NEOs in 2024. There were no options outstanding or exercised in 2024.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Timothy Mattke	546,022	11,400,939
Nathaniel Colson	156,008	3,257,447
Salvatore Miosi	312,014	6,514,852
Paula Maggio	156,008	3,257,447
Robert Candelmo	61,430	1,257,747

1 Value realized is the market value at the close of business on the vesting date, or the prior business day if the vesting date falls on a weekend or holiday.

Pension Benefits at 2024 Fiscal Year-End

The following table shows the present value of accrued pension plan benefits for our NEOs as of December 31, 2024.

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Timothy Mattke	Qualified Pension Plan	18.6	1,841,974	—
	Supplemental Executive Retirement Plan	18.6	70,284	—
Nathaniel Colson	Qualified Pension Plan	10.4	127,237	—
	Supplemental Executive Retirement Plan	10.4	—	—
Salvatore Miosi	Qualified Pension Plan	36.7	2,519,645	—
	Supplemental Executive Retirement Plan	36.7	263,499	—
Paula Maggio	Qualified Pension Plan	6.5	199,715	—
	Supplemental Executive Retirement Plan	6.5	—	—
Robert Candelmo	Qualified Pension Plan	10.2	239,435	—
	Supplemental Executive Retirement Plan	10.2	—	—

1 See below for a summary of these plans.

2 The amount shown in this column, for other than Messrs. Colson and Candelmo and Ms. Maggio is the present value of the pension payments that the NEO would be entitled to receive beginning at age 60 (which is the earliest age that unreduced benefits under the Qualified Pension Plan and SERP may be received), or current age if older than 60, and continuing for his or her life expectancy determined at the end of 2024, and by assuming that the officer's employment with us ended on the last day of that year. It represents the present value of annual payments under the legacy Qualified Pension Plan design through December 2018 (the "Prior Plan Component") and the present value of the accumulated benefit under the Cash Balance Component through December 2022 (both described below) of our Pension Plan. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2024 for the discount rate used to calculate the present value of benefits under these plans. The amount shown in this column for Messrs. Colson and Candelmo and Ms. Maggio is the present value as of December 31, 2024 of the accumulated benefit under the Cash Balance Component, assuming retirement at age 65.

The Qualified Pension Plan was redesigned, effective January 1, 2014. As described below, under the redesigned Qualified Pension Plan and SERP, employees hired after December 31, 2013 accrue retirement benefits under a cash balance formula (the Cash Balance Component). Employees hired prior to January 1, 2014 continued to accrue benefits under the Prior Plan Component. Between January 1, 2019 and December 31, 2022, all participants accrued benefits under the Cash Balance Component.

Named Executive Officers Hired Prior to January 1, 2014

Through 2018, the NEOs (other than Messrs. Colson and Candelmo, who were hired in 2014, and Ms. Maggio, who was hired in 2018) accrued benefits under the Prior Plan Component. Under the Pension Plan and SERP taken together within the Prior Plan Component, those executive officers each earned an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation was limited to salaries, wages, cash bonuses (which for this purpose also includes payments listed in the Non-Equity Incentive Compensation Plan column in the Summary Compensation Table), and the portion of cash bonuses deferred and converted to restricted equity bonuses (applicable for bonuses for 1999 through 2006 performance). At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Retirement benefits vest after three years of service. Full pension benefits for the Prior Plan Component are payable in monthly installments or a lump-sum upon retirement at or after age 60 with at least three years of service. Any supplemental executive retirement benefits are payable in a lump sum six months after service with the company ends. In addition, reduced benefits are payable beginning at any age following termination.

If the employment of our NEOs (other than Messrs. Colson and Candelmo, and Ms. Maggio) terminated effective December 31, 2024, the annual amounts payable to them at age 60 under the Pension Plan would be: Mr. Mattke – $254,506; Mr. Miosi – $208,648; and the lump-sum payments under the SERP would be: Mr. Mattke – $136,452; Mr. Miosi – $286,346. As of December 31, 2024, Messrs. Mattke, and Miosi were each eligible to receive reduced benefits under these plans upon termination of employment. If their employment had been terminated effective December 31, 2024, and each one elected to begin receiving payments immediately, the annual amounts payable under the Pension Plan would have been: Mr. Mattke – $87,847; and Mr. Miosi – $189,830; and the lump-sum payments under the SERP would have been: Mr. Mattke – $38,276; and Mr. Miosi – $266,977. The discount rate and post-retirement mortality assumptions used to calculate the lump-sum payments differ from the factors used in our financial statements.

Named Executive Officers Hired on or after January 2, 2014

For Messrs. Colson and Candelmo and Ms. Maggio, the accumulated benefit in the Cash Balance Component of the Pension Plan is based on an annual credit of 4% of his or her plan eligible compensation (described above) and an annual interest credit based on the yield of the 30-year Treasury securities. Similar to the Prior Plan Component of the Pension Plan, benefits in excess of the qualified plan are eligible for accrual in the SERP. Benefits in the Cash Balance Component fully vest upon the earlier of three years of service or attainment of normal retirement age, therefore, the benefit of each NEO is fully vested. If the employment of Messrs. Colson and Candelmo and Ms. Maggio terminated effective December 31, 2024, the lump-sum payments at age 65 under the Pension Plan would be: Mr. Colson – $478,062; Mr. Candelmo - $300,370; and Ms. Maggio – $331,586. As of December 31, 2024, Messrs. Colson and Candelmo, and Ms. Maggio were each eligible to receive benefits under these plans upon termination of employment. If their employment had been terminated effective December 31, 2024, and each one elected to begin receiving payments immediately, the lump-sum payments would have been: Mr. Colson – $160,189; Mr. Candelmo - $252,123; and Ms. Maggio – $217,816.

Potential Payments Upon Termination or Change in Control

The following table summarizes the estimated value of payments to each of the NEOs assuming the triggering event or events indicated occurred on December 31, 2024.

Name	Termination Scenario	Total ($)	Cash Payment[1] ($)	Value of Restricted Equity and Stock Options that will Vest on an Accelerated Basis[2] ($)	Value of Restricted Equity and Stock Options Eligible for Continued Vesting[2] ($)	Value of Other Benefits[3] ($)
Timothy Mattke	Qualifying Termination without a change in control	43,629,405	5,775,000	—	37,693,328	161,077
	Non-Qualifying Termination without a change in control	—	—	—	—	—
	Change in control with Qualifying Termination	43,276,125	7,154,025	35,916,477	—	205,623
	Change in control without Qualifying Termination	—	—	—	—	—
	Disability	26,918,983	—	—	26,918,983	—
	Death	20,784,423	—	20,784,423	—	—
Nathaniel Colson	Qualifying Termination without a change in control	10,161,586	1,200,000	—	8,864,201	97,385
	Non-Qualifying Termination without a change in control	—	—	—	—	—
	Change in control with Qualifying Termination	13,091,190	2,900,400	10,046,306	—	144,484
	Change in control without Qualifying Termination	—	—	—	—	—
	Disability	7,511,921	—	—	7,511,921	—
	Death	5,824,907	—	5,824,907	—	—
Salvatore Miosi	Qualifying Termination without a change in control	16,289,920	1,781,300	—	14,395,435	113,185
	Non-Qualifying Termination without a change in control	—	—	—	—	—
	Change in control with Qualifying Termination	20,612,050	4,363,543	16,072,084	—	176,423
	Change in control without Qualifying Termination	—	—	—	—	—
	Disability	12,345,916	—	—	12,345,916	—
	Death	9,186,605	—	9,186,605		—
Paula Maggio	Qualifying termination without a change in control	8,570,722	1,272,000	—	7,197,737	100,985
	Non-Qualifying Termination without a change in control	—	—	—	—	—
	Change in control with Qualifying Termination	11,254,122	3,069,960	8,036,078	—	148,084
	Change in control without Qualifying Termination	—	—	—	—	—
	Disability	6,172,970	—	—	6,172,970	—
	Death	4,593,315	—	4,593,315	—	—
Robert Candelmo	Qualifying Termination without a change in control	3,151,711	506,479	1,127,018	1,430,182	88,032
	Non-qualifying termination without a change in control	—	—	—	—	—
	Change in control with Qualifying Termination	3,443,524	1,024,074	2,268,179	—	151,271
	Change in control without qualifying termination	—	—	—	—	—
	Retirement	1,040,727	—	—	1,040,727	—
	Disability	1,743,586	—	—	1,743,586	—
	Death	1,398,511	—	1,398,511	—	—

1 As described further in "Termination and Change in Control Arrangements" below, each of our NEOs is a party to a KEESA that may provide for payments after a change in control. Pursuant to the KEESAs, benefits are payable in the event of a termination within three years after the change in control by the Company other than for cause, death or disability or by the executive for good reason. Amounts are payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

Each NEO is also eligible for the Company's Executive Severance Plan ("the Severance Plan") that may provide for payments in the event of a Qualifying Termination. A "Qualifying Termination" for purposes of the Severance Plan is one in which the NEO separates from service due to either (i) resignation with good reason; or (ii) termination initiated by the Company other than for cause or poor performance. The Severance Plan also includes change in control conditions and benefits that are materially similar to those provided for in the existing KEESAs. In the event of a qualifying termination related to a change in control, NEOs with existing KEESAs will receive the benefits under the KEESA, except to the extent that the Severance Plan provides more favorable benefits. With the adoption of the Severance Plan, the Company will no longer enter into KEESAs with its officer-level employees; instead, all newly-hired or promoted officers will be subject only to the Severance Plan terms. For all NEOs listed, the Qualifying Termination with Change in Control rows reflect amounts payable under the KEESA.

Payments under the KEESAs and Plan are capped by reducing such payments to an amount that will not trigger payment of federal excise taxes on such payment (the Cut-Back Provision), but only if the resulting after-tax value to the participant of the total payments upon a change in control would be greater than the after-tax value to the participant if the cash payments were not so reduced with the participant responsible for the excise taxes.

2 The value attributed to restricted equity that accelerates or is eligible for continued vesting is calculated using the closing price on the NYSE on December 31, 2024. Under the agreements governing the terms of the equity awards, upon an NEO's death, the target number of restricted stock units granted will vest immediately; and upon an NEO's disability, restricted stock units will continue to vest pursuant to the terms of the associated award agreement. The values shown for continued vesting in the case of disability are as shown in the table titled "Outstanding Equity Awards at 2024 Fiscal Year-End."

a. In the event of a Qualifying Termination without a change in control, under the terms of the Plan, a pro rata portion of each NEO's outstanding performance-based equity awards will remain eligible for continued vesting. In the case of Mr. Mattke, the number of shares eligible for continued vesting is calculated as if his employment had continued for two (2) years following the date of termination. For all other NEOs, the number of shares eligible for continued vesting is calculated as if employment had continued for one (1) following the date of termination. For purposes of the table, the value of the awards has been computed using forecasted performance through the end of the performance period based on actual results through December 31, 2024.

   In the event of a Qualifying Termination without a change in control, under the terms of the Plan, a pro rata portion of outstanding time-based equity awards become immediately vested. Of our 2024 NEOs, only Mr. Candelmo had outstanding time-vested equity awards as of year-end 2024. Pursuant to the terms of the Plan, the number of shares to become immediately vested is calculated as if Mr. Candelmo's service had continued for one (1) year following the termination date.

b. In the event of a Qualifying Termination with a change in control, each NEOs' outstanding performance-based equity awards would become fully vested as of the termination date. For purposes of the table, the value of the awards has been computed using forecasted performance through the end of each applicable performance period based on actual results through December 31, 2024. In addition to performance-based equity awards, Mr. Candelmo also received time-based equity awards in each of 2022, 2023, and 2024. Under this termination scenario, all such awards become immediately vested as of the termination date.

3 In connection with a change in control, other benefits include three years of health and welfare benefits, outplacement costs, and an allowance for tax, legal and accounting fees.

In connection with a Qualifying Termination unrelated to a change in control, other benefits would include a lump sum cash payment in lieu of benefits continuation for 18 months (in the case of the CEO) or 12 months (in the case of all other NEOs), subject to potential reduction if the NEO is eligible for an allowance under the Company's retiree medical program.

For an estimate of the value of pension benefits for an NEO upon retirement, please see the Pension Benefits Table.

Termination and Change in Control Arrangements

Post-Termination Vesting of Certain Restricted Stock Units

Except as outlined below, under the terms of our RSU Grant Agreements, long-term equity awards outstanding as of December 31, 2024 are forfeited upon a termination of employment, other than as a result of the award recipient's death (in which case the target number of RSUs vest) or disability (in which case the RSUs continue to vest according to the schedule in the Grant Agreement). In general, the terms of our Grant Agreements provide that, if employment terminates by reason of retirement after age 62 for a recipient who has been employed by us for at least seven years, RSUs granted at least one year prior to the date of the employment termination will continue to vest if the recipient enters into a non-competition agreement with us. For RSUs granted after January 1, 2023, the same general conditions apply, but continued vesting is available to employees who retire after reaching the age of 60 who have been employed by us for at least seven years.

Key Executive Employment and Severance Agreement

Each of our NEOs is a party to a KEESA. Under the KEESAs, if a change in control occurs and the executive's employment is terminated within three years after the change in control (this period is referred to as the "employment period"), other than for cause, death or disability, or if the executive terminates his or her employment for good reason, the executive is generally entitled to receive a termination payment of twice the sum of his or her annual base salary, his or her targeted bonus award at the time of termination, and an amount for pension accruals and profit sharing and matching contributions to our tax-qualified defined contribution plan, subject to reduction as described below. This termination payment is payable in one or two lump sums, depending on limits on amounts that may be paid within six months under applicable tax rules and regulations. The first lump sum is payable within 10 business days after the termination date and the second lump sum, if required by applicable tax rules and regulations, is payable six months thereafter.

The KEESAs provide that, for a period of twelve months after a termination for which a payment is required, the executive is subject to non-competition and non-solicitation provisions. The KEESAs also impose confidentiality obligations on our executives.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 25% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA or make certain changes to the executive's position or working conditions.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and targeted and maximum bonus opportunities of no less than the targeted and maximum bonus opportunities in effect prior to the change in control. The executive is also entitled to annual equity awards that are as favorable (in terms of grant date fair value and length of vesting period) as the more favorable of those granted in the year of the change in control or the year prior. This benefit may be offset by value provided through an increase to another pay element (for example, if the new employer does not offer equity compensation). The executive is also entitled to participate in medical and other specified benefit plans. Such benefits include life insurance benefits made available to salaried employees generally and other benefits provided to executives of comparable rank, including supplemental retirement benefits and periodic physicals.

Our Grant Agreements provide that the RSUs will not vest upon a change in control if the MDNG Committee reasonably determines in good faith prior to the occurrence of the change in control that the awards will be assumed or replaced by the employee's employer immediately following the change in control with an alternative award meeting specified requirements. For purposes of the table above, we assume that the awards will be so assumed or replaced. If outstanding equity awards are not assumed or the executive does not receive a substitute award from the acquirer in the change in control transaction, performance-vesting RSUs will vest based on the greater of target performance, performance as measured through the date of the change in control (as measured against a pro-rated portion of the performance goal) or the most recently forecasted performance through the end of the performance period. The same approach applies to unvested performance-vesting RSUs upon a covered termination.

If the executive experiences a qualified termination, the calculation of the termination payment that will be payable to the executive is the same regardless of when during the employment period the covered termination occurs. An executive would receive a pro rata bonus; such pro rata bonus would be calculated and paid on the basis of the greater of performance as measured through the termination date or the most recently forecasted performance through the end of the performance period. Outstanding RSUs would immediately vest by assuming that the performance goals had been achieved equal to the greater of: (a) target performance, (b) performance measured through the employment termination date, with the performance goal adjusted to reflect the portion of the performance period that has lapsed through the termination date, and (c) the most recently forecasted performance through the end of the performance period. He or she is also entitled to continued life and health insurance for twenty-four months or, if earlier, the time he or she obtains similar coverage from a new employer, outplacement services and up to a total of $10,000 to cover tax preparation, legal and accounting services relating to the KEESA termination payment.

The KEESAs provide no gross-ups by the Company for excise tax payments resulting from payments upon a change in control. The form of KEESA is filed as an exhibit to our Form 10-K. The foregoing description is only a summary and is qualified by the actual terms of the KEESA.

Executive Severance Plan

Prior to 2024, the Company did not have a formalized executive severance program for terminations unrelated to a change in control. In late 2023, with the assistance of the Compensation Consultant, the MDNG Committee began to evaluate the whether such a program would be appropriate. As part of that evaluation, the MDNG Committee engaged with the Compensation Consultant about reasonable market and peer practices. Factors that were considered include:

- All of the Company's 2024 benchmarking peers had formal severance agreements in place;
- Opportunity for enhancement of talent recruitment program and support of talent retention in times of potential market uncertainty;
- Avoidance of individual negotiations upon termination;
- Establishment of a common standard for benefits; and
- Use of post-termination benefits as a mechanism to enforce post-employment restrictive covenants.

In light of the above, the MDNG Committee determined that a formalized plan would be appropriate, and the Board of Directors formally adopted the Severance Plan in July of 2024. The Severance Plan is intended to provide certain officer-level employees, including the Company's NEOs, with the opportunity to receive severance benefits if terminated under certain circumstances unrelated to a change in control of the Company. The Severance Plan includes change in control conditions and benefits that are materially similar to those provided for in the existing KEESAs. In the event of a qualifying termination related to a change in control, NEOs with existing KEESAs will receive the benefits under the KEESA, except to the extent that the Severance Plan provides more favorable benefits. With the adoption of the Severance Plan, the Company will no longer enter into KEESAs with its officer-level employees; instead, all newly-hired or promoted officers will be subject only to the Severance Plan terms. The SeverancePlan is filed as an exhibit to our Annual Report on Form 10-K.

In the case of Messrs. Mattke, Colson, Miosi and Ms. Maggio, if there is a separation from service as a result of a resignation with good reason or if there is a separation initiated by the Company other than for cause or poor performance unrelated to a change in control, the NEO will receive a lump sum cash severance equal to the product of a severance multiplier multiplied by the sum of the NEO's annual base salary and annual bonus target. Mr. Candelmo would receive a lump sum equal to the product of a severance multiplier multiplied by his annual base salary. The severance multiplier for the CEO is two, and the severance multiplier for our other NEOs is one. NEOs will also receive as a lump sum a pro rata bonus for the year of termination, a lump sum cash payment in lieu of benefits continuation for 18 months (in the case of the CEO) or 12 months (in the case of all other NEOs), subject to potential reduction if the NEO is eligible for an allowance under the Company's retiree medical program. The NEOs' equity awards would be treated in accordance with the terms of the Grant Agreement, or, to the extent more favorable to the NEO, a pro rata portion of their performance-based equity awards will remain eligible to be earned based on actual performance following the end of the performance period and pro rata portion of their time-based equity awards will immediately vest and be released shortly after the termination date. Prorated vesting is to be calculated as if the NEO's service had continued through, in the case of the CEO, two years following termination, and in the case of our other NEOs, one year following termination. Additionally, the Company will cover the expense of outplacement services, capped at 10% of the NEO's base salary at the time of termination. The Severance Plan provides no gross-ups by the Company for excise tax payments resulting from payments upon a qualifying termination.

Similar to the KEESAs, the Severance Plan provides that, for a period of twelve months after a termination for which a payment is required, the executive is subject to non-competition and non-solicitation provisions. Confidentiality and non-disparagement provisions also apply for a period of two (2) years following a covered termination.

The foregoing description of benefits is only a summary and is qualified by the actual terms of the Severance Plan.

2024 CEO Pay Ratio

The following table shows the ratio of the median of the annual total compensation of all of our employees, except the CEO, to the annual total compensation of the CEO.

Median of the 2024 Annual Total Compensation of all of our Employees, except the CEO	2024 Annual Total Compensation of the CEO	Ratio of the Median of the 2024 Annual Total Compensation of all of our Employees, except the CEO, to the Annual 2024 Total Compensation of the CEO
$174,516	$8,851,024	1:51

The 2024 Annual Total Compensation of the median employee, and the 2024 Annual Total Compensation of the CEO, were calculated in accordance with the rules applicable to the Summary Compensation Table, adjusted to include the value of tax-exempt, non-discriminatory health benefits provided by us.

Our median 2024 employee was determined by considering, for each employee employed by us and our consolidated subsidiaries as of December 31, 2024, the sum of "401K eligible earnings" and the positive "change in pension value" (if any) during 2024. "401K eligible earnings" includes base wages, commission, overtime pay and bonuses paid in 2024. The "401K eligible earnings" are derived from our payroll records. The "change in pension value" is calculated in the same manner as it is for the Summary Compensation Table and is provided by our pension consultant.

2024 Pay Versus Performance

The following table shows the relationship between executive compensation actually paid to our named executive officers ("CAP") and the Company's financial performance for 2020 through 2024.

	CEO[1]		Non-CEO NEOs[2]		Value of Initial Fixed $100 Investment Based on:			Adjusted Book Value per Share Growth[4]	
Year	Summary Compensation Table ("SCT") Total ($)	Compensation Actually Paid[5] ($)	Average Summary Compensation Paid ($)	Average Compensation Actually Paid[6] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[3] ($)	Net Income ($)	($)	(%)[9]
2024	8,829,712	23,269,103	2,830,902	6,428,442	188.47	185.11	762,994,000	2.80	14
2023	7,984,013	21,398,358	2,793,593	5,858,792	149.97	153.56	712,949,000	2.42	14
2022	6,886,074	7,897,495	2,839,667	3,307,887	98.39	117.76	865,349,000	2.80	19
2021	6,385,557	10,175,941	2,810,550	4,282,221	106.39	123.46	634,983,000	1.97	15
2020	5,517,169	4,067,781	2,563,301	1,816,815	90.78	96.16	446,093,000	1.34	11

1 Mr. Mattke is the CEO for all years shown.

2 The non-CEO NEOs for 2020-2022 are Messrs. Colson, Miosi and James Hughes (retired), and Ms. Maggio. The non-CEO NEOs for 2023 are Messrs. Colson, Miosi, Hughes and Steven Thompson (retired), and Ms. Maggio. The non-CEO NEOs for 2024 are Messrs. Colson, Miosi, Candelmo, and Ms. Maggio.

3 The peer group total shareholder return shown is weighted according to the respective peers' stock market capitalization at the beginning of each period for which a return is indicated. Our 2021-2024 peer groups are as shown in our "Benchmarking Peer Group" table in the CD&A. The 2020 peer group includes those companies included in our 2021 Proxy Statement filed with the Securities and Exchange Commission: Ambac Financial Group, Inc., MBIA Inc., Arch Capital Group Ltd., Assured Guaranty Ltd., Essent Group Ltd., Fidelity National Financial Inc., First American Fin'l Corp., Flagstar Bancorp Inc., Genworth Financial Inc., NMI Holdings Inc. Ocwen Financial Corp. PennyMac Fin'l Services Inc., and Radian Group Inc.

As disclosed in our 2024 Proxy Statement filed with the Securities and Exchange Commission, in July 2023 the Compensation Consultant proposed, and the MDNG Committee approved, the removal of Flagstar Bancorp from the Company's Benchmarking Peer Group for 2024 executive compensation. This change was made following the acquisition of Flagstar Bancorp by New York Community Bank in December of 2022. The market capitalization-weighted indexed total shareholder return of our 2023 compensation peers from 2020-2024, calculated as the value of an initial $100 investment on December 31, 2019 was $96.64, $123.64, $124.81, $162.75 and $196.18, respectively.

4 The figures shown in this column are annual growth in adjusted book value per share ("ABVS"). ABVS represents shareholder's equity divided by Common Stock shares outstanding, adjusted for the net-of-tax, per share effects of accumulated other comprehensive income/(loss), litigation accruals, debt and Common Stock repurchases, shareholder dividends, share-based compensation, the financial impacts of certain changes made by the GSEs inconsistent with prior business practices, and adjustments set forth in the Omnibus Incentive Plan, including without limitation, for the effect of changes in accounting rules and tax law. Prior to 2024, we did not consider Common Stock issued from share-based compensation plans in our calculation of ABVS. The values for all years shown in this column have been calculated in accordance with this updated methodology.

For all years shown, we considered cumulative ABVS growth our most important measure of financial performance. For information about the relationship between cumulative ABVS and our executive compensation, please see " 2024 Long-Term Equity Awards" in our CD&A.

ABVS is a non-GAAP financial measure. For a description of how we calculate this measure and a reconciliation of this measure to its nearest comparable GAAP measure, see Appendix B.

5 The following table shows adjustments to the SCT Total for the CEO in order to determine CAP:

Year	SCT Total for CEO ($)	Equity Award Adjustments[7] ($)	Pension Benefits Adjustments[8] ($)	Compensation Actually Paid to CEO ($)
2024	8,829,712	14,439,391	—	23,269,103
2023	7,984,013	13,654,334	(239,989)	21,398,358
2022	6,886,074	788,452	222,969	7,897,495
2021	6,385,557	3,723,543	66,841	10,175,941
2020	5,517,169	(1,055,218)	(394,170)	4,067,781

6 The following table shows adjustments to the average SCT Total for non-CEO NEOs in order to determine CAP:

Year	Average SCT Total for Non-CEO NEOs ($)	Average Equity Award Adjustments[7] ($)	Average Pension Benefits Adjustments[8] ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)
2024	2,830,902	3,610,933	(13,393)	6,428,442
2023	2,793,593	3,125,637	(60,438)	5,858,792
2022	2,839,667	343,065	125,155	3,307,887
2021	2,810,550	1,468,170	3,501	4,282,221
2020	2,563,301	(551,503)	(194,983)	1,816,815

7 The Stock Awards reported in the SCT were adjusted as shown below for each applicable year and reflect the year-over-year change in the fair value of equity awards.

	Minus SCT Value of Equity Granted During the Year ($)	Plus Fair Value at Year-end of Equity Granted During the Year ($)	Increase (Decrease) from Prior Year-End in Fair Value of Awards that Vested During the Year ($)	Year-over-Year Increase (Decrease) in Fair Value of Unvested Awards Granted in Prior Years ($)	Total Equity Award Adjustments ($)
CEO Equity Award Adjustments					
2024	(5,250,007)	9,042,944	313,964	10,332,490	**14,439,391**
2023	(5,000,012)	9,045,893	286,461	9,321,992	**13,654,334**
2022	(4,000,012)	3,802,340	64,230	921,894	**788,452**
2021	(3,500,001)	6,220,556	(38,603)	1,041,591	**3,723,543**
2020	(2,686,975)	2,256,156	(137,280)	(487,119)	**(1,055,218)**
Non-CEO NEO Equity Award Adjustments					
2024	(1,275,011)	2,167,986	224,195	2,493,763	**3,610,933**
2023	(1,559,014)	2,659,682	78,281	1,946,688	**3,125,637**
2022	(1,305,010)	1,240,519	67,773	339,783	**343,065**
2021	(1,250,011)	2,212,577	(16,423)	522,027	**1,468,170**
2020	(1,113,176)	934,693	(78,559)	(294,461)	**(551,503)**

8 The total pension benefit adjustments for each applicable year replace the SCT values with the actuarially determined service cost for services rendered during the applicable year (the "service cost") and the change in liability due to amendments to the plan. See additional discussion below.

	Change in Pension Value ($)	Total Service Cost ($)	Change in Liability due to Amendments ($)	Payments ($)	Total Pension Benefit Adjustments ($)
CEO Pension Benefit Adjustments					
2024	—	—	—	—	—
2023	(239,989)	—	—	—	**(239,989)**
2022	—	167,999	54,970	—	**222,969**
2021	(94,133)	150,713	3,362	6,899	**66,841**
2020	(538,355)	134,761	2,745	6,679	**(394,170)**
Non-CEO NEO Pension Benefit Adjustments					
2024	(13,393)	—	—	—	**(13,393)**
2023	(74,415)	—	—	13,977	**(60,438)**
2022	(9,722)	100,543	33,204	1,130	**125,155**
2021	(89,424)	90,381	(414)	2,958	**3,501**
2020	(277,913)	83,271	(341)	—	**(194,983)**

9 Cumulative ABVS Growth is used to determine the number of restricted stock units that vest under our long-term equity awards granted under our executive compensation program. The annual percentage growth in ABVS is shown to provide context to the reader of this Proxy Statement.

Salary, Non-Equity Incentive Plan Compensation, Nonqualified Deferred Compensation Earnings and All Other Compensation are each calculated in the same manner for purposes of both CAP and SCT. There are two primary differences between the calculation of CAP and SCT total compensation:

	SCT Total	CAP
Pension	Year over year change in the actuarial present value of pension benefits.	Current year service cost and the change to any prior year service cost (if a plan amendment occurred during the year). As of January 1, 2023 the pension plan was frozen (no future benefits accrue for participants due to employment and no new participants will be added). Participants continue to earn interest credits on applicable benefits.
Stock and Option Awards	Grant date fair value of stock and option awards granted during the year.	Year over year change in the fair value of stock and option awards that are expected to vest as of the end of the year, or vested or were forfeited during the year, including dividend equivalents as applicable. Vesting is tied to growth in the Company's adjusted book value per share, as described further in our CD&A.

The increased CAP for our CEO and other NEOs is primarily a result of the Company's strong financial performance over the course of the last four years. In 2024, CAP was most materially impacted by equity award adjustments for the year. The largest factors in the adjustment were the 48% and 23% stock price growth in 2023 and 2024, respectively, and the growth in AVBS metric which is used to determine the level at which long-term equity awards vest.

Relationship between Company Total Shareholder Return (TSR) and Peer Group TSR and Company CAP and Company TSR. The graphs below illustrate the relationship between our TSR and the Peer Group TSR, as well as the relationship between CAP and our TSR for the CEO and other NEOs. For reference, SCT total compensation values for each year are also shown. As the graphs below illustrate, CAP amounts for our CEO and other NEOs are aligned with our TSR.


CEO Pay For Performance: Total Shareholder Return
Compensation Actually Paid ($millions)
Total Shareholder Return (TSR)
$25.0
$20.0
$15.0
$10.0
$5.0
$—
200
150
100
50
$100.00
$100.00
$5.5
$4.1
$96.16
$90.78
$10.2
$6.4
$123.46
$106.39
$6.9
$7.9
$117.76
$98.39
$21.4
$8.0
$153.56
$149.97
$23.3
$8.8
$188.47
$185.11
Dec. 31 2019
FY 2020
Dec. 31 2020
FY 2021
Dec. 31 2021
FY 2022
Dec. 31 2022
FY 2023
Dec. 31 2023
FY 2024
Dec. 31, 2024
CEO SCT
CEO CAP
Peer Group TSR
MGIC TSR


Non-CEO Pay for Performance: Total Shareholder Return
Compensation Actually Paid ($millions)
Total Shareholder Return (TSR)
$8.0
$6.0
$4.0
$2.0
$—
200
150
100
50
0
$100.00
$100.00
$2.6
$1.8
$96.16
90.78
$4.3
$2.8
$123.46
$106.39
$3.3
$2.8
$117.76
$98.39
5.9
2.8
$153.56
$149.97
6.4
2.8
$188.47
$185.11
Dec. 31 2019
FY 2020
Dec. 31 2020
FY 2021
Dec. 31 2021
FY 2022
Dec. 31 2022
FY 2023
Dec. 31 2023
FY 2024
Dec. 31 2024
Non-CEO SCT
Non-CEO CAP
Peer Group TSR
MGIC TSR

Relationship between CAP and GAAP Net Income. The graph below reflects the relationship between the CEO and average other NEO CAP and our GAAP Net Income. GAAP net income is not used as a metric in our annual or long-term incentive plans, but its value affects various metrics used to determine executive compensation.


Pay for Performance: Net Income
Compensation Actually Paid ($millions)
Net Income ($millions)
$25.0
$20.0
$15.0
$10.0
$5.0
$—
1,000
750
500
250
0
$4.1
$1.8
$446.1
$10.2
$4.3
$635.0
$7.9
$3.3
$865.3
$21.4
$5.9
$712.9
$23.3
$6.4
$763.0
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024
CEO CAP
Other NEOs CAP
Net Income

Relationship between CAP and Adjusted Book Value per Share Growth (our Company-Selected Measures). The graph below reflects the relationship between CEO and average other NEO CAP and Annual ABVS Growth. Cumulative ABVS Growth determines the number of performance-based restricted stock units that vest under our long-term equity awards granted under our executive compensation program, and it is an important driver of long-term shareholder value creation.


Pay for Performance: ABVS Growth
Compensation Actually Paid ($millions)
Annual ABVS Growth
$25.0
$20.0
$15.0
$10.0
$5.0
$—
25%
20%
15%
10%
5%
—%
$4.1
$1.8
11%
$10.2
$4.3
15%
$7.9
$3.3
19%
$21.4
$5.9
14%
$23.3
$6.4
14%
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024
CEO CAP
Other NEOs CAP
Annual ABVS Growth

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K and does not necessarily reflect value actually realized by the executives or how our Committee evaluates compensation decisions in light of Company or individual performance. In particular, our Committee has not used CAP as a basis for making compensation decisions, nor has it used TSR or net income for purposes of determining incentive compensation. Additionally, as described above, Cumulative ABVS Growth is used to determine the number of performance-based restricted stock units that vest under our long-term equity awards granted under our executive compensation program.

Please refer to our CD&A for a discussion of our executive compensation program objectives and the ways in which we align executive compensation pay with performance.

The following table shows the performance measures considered most important for determining our 2024 executive compensation. The first four measures are financial performance measures and the fifth is non-financial.

Performance Measure
Cumulative Adjusted Book Value per Share Growth
Return on Equity (ROE)
New Insurance Written (NIW)
Insurance In Force (IIF)
Strategic Performance (Capital, Corporate Sustainability and Transformation)

Cumulative adjusted book value per share growth is the sole measure by which vesting percentages of long-term equity awards are determined. ROE, NIW, and IIF are financial metrics, which along with our strategic performance objectives, are used to determine annual bonus percentages. For more information about each of these measures, please see "Annual Bonus" and "Long-Term Equity Awards" in our CD&A.

Item 3 - Approval of the MGIC Investment Corporation 2025 Omnibus Incentive Plan

The Board of Directors has approved and recommended for shareholder approval the MGIC Investment Corporation 2025 Omnibus Incentive Plan (the "Plan"). The material features of the Plan are summarized below. The summary does not change the actual terms of the Plan, which is included as Appendix C to this proxy statement.

The Board of Directors is recommending that shareholders approve the Plan because it views providing equity compensation opportunities to senior management and key employees to be one of the most significant means to align the interests of shareholders and management. See "Compensation Discussion and Analysis - Long-Term Equity Awards" in this proxy statement. The Plan also permits awards to be made to non-employee directors and sets forth the limits on the amount of equity compensation that may be awarded to such directors under the Plan.

Proposed Terms of the 2025 Omnibus Incentive Plan

The purpose of the Plan is to motivate and incent performance by, to obtain the services of, and/or to retain the services of, key employees and non-employee directors through receipt of equity-based and other incentive awards under the Plan. The persons who are eligible to receive awards under the Plan as described above are referred to as "eligible individuals" and the persons to whom awards are made under the Plan are referred to as "participants." A "non-employee director" is a director of the Company who is not an employee of the Company or any affiliate.

The maximum number of shares of Common Stock that may be covered by awards under the Plan is 10,971,878 shares, less one share for every one share subject to an award granted under the MGIC Investment Corporation 2020 Omnibus Incentive Plan (the "2020 Plan") after March 1, 2025 and prior to the effective date of the Plan (the "Maximum Limit"). The 10,971,878 shares is comprised of 2,531,878 shares that remained available for future awards under the 2020 Plan as of March 1, 2025, plus 8,440,000 newly authorized shares. If the Plan is approved, the 2020 Plan will terminate such that no future awards will be made under the 2020 Plan. Awards previously granted under the 2020 Plan and still outstanding will continue to be subject to the 2020 Plan.

The following table presents "fully-diluted overhang" as of March 1, 2025, which measures the cumulative dilutive impact of our equity compensation programs. Fully-diluted overhang as of March 1, 2025 is the quotient of (A) the sum of (1) the number of shares subject to equity awards outstanding, but not settled, and (2) the number of shares available to be granted, divided by (B) the sum of (1) the number of shares outstanding as of March 1, 2025, (2) the number of shares subject to equity awards outstanding, but not settled, and (3) the number of shares available to be granted. If the 2025 Plan is approved, our approximate overhang as of March 1, 2025 will be 5.25% as a percent of fully-diluted shares of Common Stock outstanding, as calculated below:

Potential Dilution Components	**Shares as of March 1, 2025**	**Potential Dilution**
Maximum number of available shares to be covered under the 2025 Plan	10,971,878	4.28 %
Number of shares subject to outstanding restricted stock or restricted stock unit awards	2,507,814	0.98 %
Number of shares subject to stock options or stock appreciation rights outstanding	0	— %
Total Potential Dilution	**13,479,692**	**5.25 %**
Outstanding shares of Common Stock	243,037,560	
Fully-diluted outstanding shares of Common Stock	256,517,252	

If shares covered by an award under the Plan (or, after March 1, 2025, shares covered by an award previously granted under the 2020 Plan) are not delivered because the award is forfeited or canceled or expires, or if an award is settled in cash rather than in shares, or if shares are tendered or withheld to

satisfy federal, state or local tax withholding obligations in relation to restricted stock or restricted stock units, then those shares will not count against the Maximum Limit (or, in the case of 2020 Plan awards, those shares shall be added to the Maximum Limit). However, shares purchased by the Company using proceeds from exercises of stock options ("options"), shares tendered or withheld in payment of the exercise of price of an option or as a result of the net settlement of an outstanding stock appreciation right ("SAR") and shares tendered or withheld to satisfy tax withholding obligations in relation to options or SARs will count against the Maximum Limit (or, in the case of 2020 Plan awards, those shares shall not be added to the Maximum Limit). Shares issued under the Plan will increase the number of outstanding shares and dilute the interest of existing shareholders. Awards under the Plan will also result in GAAP compensation expense to the Company.

In addition to analyzing fully-diluted overhang when determining the Maximum Limit, we also considered our historical share usage from 2022-2024, as well as the number of shares we granted and expect to grant in 2025. Based on our historical share usage and future expectations, the Maximum Limit should be sufficient to cover awards for at least the next five years.

The Plan provides for the award of options, SARs, restricted stock and restricted stock units, as well as cash incentive awards. Each type of award is described briefly below and they are referred to together as "awards." No award may be granted after the tenth anniversary of the effective date of the Plan.

On March 1, 2025, the last reported sale price of the Common Stock on the NYSE was $24.61, the closing price on February 28, 2025 (the last trading day prior to March 1, 2025). The Company's amended and restated articles of incorporation authorize the issuance of 1,000,000,000 shares of Common Stock. There are currently approximately 73 eligible individuals, of whom 12 are non-employee directors.

Promotion of Sound Corporate Governance Practices

The Plan includes the following features intended to promote sound corporate governance practices:

- No Increase in Share Reserve Without Shareholder Approval. The approval of the shareholders is required for amendments to the Plan that increase the Maximum Limit.
- No Dividends on Unvested Equity. Dividends or dividend equivalents relating to an award made under the Plan will only be paid to the extent that the stock underlying the award has been earned by the participant based upon achievement of the applicable performance goals or to the extent the participant has become vested in the award.
- Prohibition on Repricing Without Shareholder Approval. The Plan provides that the exercise price of an option or SAR that has been granted may not be reduced, nor may a new option or SAR be granted with an exercise price that is lower than an outstanding option or SAR for which such new option or SAR is exchanged, nor may an option or SAR with an exercise price above the then-current fair market value of a share be canceled in exchange for cash, other awards or other securities, in each case without the approval of the Company's shareholders.
- No Liberal Share Recycling of Options or SARs. Shares purchased by the Company using proceeds from exercises of options, shares tendered or withheld in payment of the exercise of price of an option or as a result of the net settlement of an outstanding SAR and shares tendered or withheld to satisfy tax withholding obligations in relation to options or SARs will count against the Maximum Limit (or, in the case of 2020 Plan awards, those shares shall not be added to the Maximum Limit).
- No Backdating of Options or SARs; Limited Terms. The Committee may not approve the grant of an option or an SAR under the Plan with a grant date that is effective prior to the date the Committee takes action to approve such grant. The term of an option or SAR may not be more than ten years.
- No Reload Options. The Plan does not provide for reload options.

- No Excise Tax Gross-Ups. The Plan does not provide for excise tax gross-ups.
- Awards Subject to Clawback Policy. All awards granted pursuant to the Plan, and any stock issued or cash paid pursuant to an award, will be subject to the Company's Clawback Policy, to the extent applicable, and to any other recoupment or clawback policy or requirement applicable to employees or other service providers that is adopted by, or otherwise made applicable by law, regulation or listing standards to, the Company from time to time.
- Limits on Awards to Non-Employee Directors. For any fiscal year, the awards under the Plan plus the annual grants under, and defined in, our Deferred Compensation Plan for Non-Employee Directors (or any successor plan thereto), may not exceed, when added to any cash compensation received by such non-employee director for service as a director, an aggregate grant date fair value of $750,000.

Administration

The Plan is administered by a committee of the Board. Unless otherwise provided by the Board, the Committee will be the Management Development, Nominating and Governance Committee. The Plan provides that the Committee will meet the non-employee director requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934. Among other functions, the Committee has power (a) to select the participants from among the eligible individuals, (b) to determine the number of shares covered by awards, and (c) within the limits of the Plan, to set the terms of awards. The Plan authorizes the Committee to delegate its functions to any one or more of its members or to other persons.

Options and SARs

An option is the right to purchase a specified number of shares of Common Stock at a specified exercise price. An SAR is the right to receive, in cash or shares with equivalent value, the difference between the fair market value of a specified number of shares of Common Stock and a specified exercise price. The exercise price per share of Common Stock subject to an option or an SAR will be determined by the Committee. However, the exercise price per share may not be less than the fair market value ("Fair Market Value") of a share of Common Stock on the date the award is made (unless a nonqualified option or SAR is otherwise exempt from, or otherwise complies with, Code Section 409A) and the exercise price of an incentive stock option ("ISO") granted to an employee who owns more than ten percent (10%) of the total combined voting power of all classes of stock then issued by the Company or a subsidiary (a "10% Shareholder") must have an exercise price not less than 110% of the Fair Market Value of a share of stock on the date of grant. (Fair Market Value is defined in the Plan and if the Committee does not specify a different method, Fair Market Value as of a given date is the last reported sale price of the Common Stock on that date.) The exercise price of an option or SAR that has been granted may not be reduced, nor may a new option or SAR be granted with an exercise price that is lower than an outstanding option or SAR for which such new option or SAR is exchanged, nor may an option or SAR with an exercise price above the then-current Fair Market Value of a share be canceled in exchange for cash, other awards or other securities, in each case without the approval of the Company's shareholders. The Committee may not approve the grant of an option or an SAR with a grant date that is effective prior to the date the Committee takes action to approve such grant.

The term of an option or SAR will be determined by the Committee, but may not be more than ten years or, in the case of an ISO granted to a 10% Shareholder, five years. Options and SARs will vest on such conditions as are determined by the Committee. Conditions to vesting can include remaining as an employee or non-employee director for a specified period or the achievement of performance goals set by the Committee.

The method and form of payment of the exercise price for options will be determined by the Committee and may include cash, check, promissory note, surrender of previously owned shares, delivery of a properly executed form of attestation (as determined by the Committee) of ownership of shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the shares for

which the option is exercised, a broker-assisted cashless exercise program approved by the Committee, other methods permitted by applicable law or a combination of any of such methods.

Options may be ISOs or options that are not ISOs

Restricted Stock and Restricted Stock Units

Restricted stock is Common Stock that is not freely transferable by the participant until specified restrictions lapse or specified conditions are met. In this description, these restrictions and conditions are referred to together as restrictions. A restricted stock unit ("RSU") is the right to receive stock in the future (or a cash payment based upon the fair market value of a share of stock), which right is subject to restrictions. Restricted stock and RSUs will be subject to such restrictions as the Committee may impose.

Cash Incentive Awards

An "Incentive Award" is a grant of a right to receive a cash payment pursuant to a bonus plan, to the extent Performance Goals (as defined below) are achieved. A bonus plan may provide for the grant of restricted stock or RSUs in conjunction with bonuses payable under such plan.

The Committee will determine the terms of Incentive Awards, including the Performance Goals that must be achieved, the performance period, the potential amount payable and the timing of payment.

Limits on Awards to Non-Employee Directors

For any fiscal year, and for any particular non-employee director for service as a director, the Awards under the Plan plus the Annual Grants under, and defined in, our Deferred Compensation Plan for Non-Employee Directors (or any successor plan thereto), may not exceed, when added to any cash compensation received by such non-employee director for service as a director, an aggregate grant date fair value of $750,000.

Performance Goals

The term "Performance Goal" means any objective or subjective goals the Committee establishes with respect to an award. Performance Goals may include, but are not limited to, goals that relate to one or more of the following:

- net income, pre-tax income or earnings before interest, taxes and depreciation and amortization,
- earnings per share,
- operating earnings, which is net income excluding realized gains and losses,
- cash flow, including operating cash flow, which excludes the same items as are excluded in operating earnings,
- return on assets, capital, investment, invested capital or equity,
- total return to shareholders or another return measure in which the denominator is one objective financial metric derived from the Company's financial statements and the denominator is another one,
- expenses or a ratio related to expenses, such as the ratio of expenses from insurance operations to net premiums written or earned,
- incurred or paid losses or ratios related to those losses, such as the ratio of incurred losses to net premiums written or earned,
- market share,
- book value,

- book value per share growth,
- common stock share price,
- surplus,
- statutory capital,
- economic value added,
- gross or net revenues,
- new insurance written, and
- insurance in force.

Each of the listed goals may be combined with other listed goals, and may be:

- determined on a Company-wide basis or, where applicable, with respect to one or more subsidiaries, operating units, divisions, books of business, new insurance written, types of insurance that we write, acquired businesses, minority investments, partnerships or joint ventures,
- determined on a relative or an absolute basis, or
- determined on a per share (either basic or fully diluted) or an aggregate basis.

If during the course of a performance period there shall occur significant events which the Committee expects to have a substantial effect on the applicable performance objectives during such period, the Committee may revise such performance objectives. Unless otherwise determined by the Committee, the measurement of the Performance Goal shall exclude, to the extent applicable under the particular Performance Goal, the effects of charges for reorganizations, restructurings, and discontinued operations; all items of gain, loss or expense determined to be unusual or non-recurring in nature; all items of gain, loss or expense or related to the acquisition or disposal of a business; all items of gain, loss or expense related to a change in accounting principle as well as the cumulative effect of accounting changes; the establishment or elimination of any valuation reserve; litigation judgments or settlements; the effect of changes in tax law or other laws or provisions affecting reported results; and any item that is included in a determination of other comprehensive income.

The Committee may, in its discretion, determine at any time to adjust the measurement of any Performance Goal, or exclude from the measurement of any Performance Goal, any items it designates in its discretion.

Adjustments

In the event of any corporate transaction involving the Company, including any stock dividend, stock split, extraordinary cash dividend, recapitalization or merger, the Committee will have the authority to adjust the number and type of shares that may be issued under the Plan, and under any awards that are outstanding.

Clawback

All awards granted pursuant to the Plan, and any stock issued or cash paid pursuant to an award, shall be subject to the Company's Clawback Policy, to the extent applicable, and to any other recoupment or clawback policy or requirement applicable to employees or other service providers that is adopted by, or otherwise made applicable by law, regulation or listing standards to, the Company from time to time.

Change in Control

Under the Plan, except to the extent more participant-favorable treatment of a participant's awards is provided under the Company's Executive Severance Plan or KEESA applicable to the participant, or in an award agreement, the following would apply upon the occurrence of a Change in Control:

Awards will not automatically vest upon a Change in Control if the Committee reasonably determines in good faith prior to the occurrence of the Change in Control that the awards will be assumed or replaced with an Alternative Award immediately following the Change in Control. Such an Alternative Award must:

- relate to a security that is, or will shortly become, traded on a recognized securities market,
- provide rights and entitlements that are substantially equivalent to or better than the rights and entitlements under the existing award,
- be of substantially equivalent economic value, and
- provide that awards become fully vested and exercisable if the participant's employment is terminated within three years following the Change in Control without Cause or by the participant for Good Reason. For this purpose, "Good Reason" and "Cause" are as defined in the Company's Executive Severance Plan (in the case of Good Reason, as defined in connection with a qualifying termination) except to the extent a more favorable definition is provided in any applicable KEESA or in the applicable award agreement (see "Compensation and Related Tables - Change in Control Agreements").

In the event that awards will not be assumed or replaced with such Alternative Awards, then, upon the Change in Control, the following would occur:

- Each option and SAR outstanding would generally immediately vest and become exercisable to the full extent of the original grant for the remainder of its term.
- The Committee could, in its discretion, provide, either absolutely or subject to the election of the optionee, that each option and SAR be surrendered or exercised for cash equal to the excess of the Fair Market Value of the Common Stock at the time of exercise over the exercise price.
- All outstanding restricted stock and RSUs that vest without reference to the extent to which one or more Performance Goals are attained shall become vested to the maximum extent provided in the award.
- All outstanding restricted stock and RSUs that vest with reference to the extent to which one or more Performance Goals are attained shall become vested in an amount calculated by assuming that the Performance Goal(s) have been satisfied at the target level specified in the Participant's award agreement or, if greater, as otherwise specified by the Committee at or after grant.

A Change in Control is defined in Section 10.1(c) of the Plan and the Annex to the Plan, both of which appear as Appendix C to this proxy statement.

Dividends

A Participant is not entitled to dividends or dividend equivalents with respect to an option or an SAR.

An RSU award or restricted stock award may provide that the participant is entitled to receive payment of the same amount that the participant would have received as cash dividends if, on each record date during the performance or vesting period relating to such award, the participant had been the holder of record of a number of shares of stock equal to the number of RSUs actually earned by the participant or in which the participant has become vested based upon, to the extent the award is subject to Performance Goals, the achievement of the Performance Goals or to the extent the award is subject to time-vesting, the completion of the applicable time period. Payment of any such dividend or dividend equivalent shall be deferred until the date that such number of shares is determined, earned and vested and shall only be paid to the extent that the stock underlying the award has been earned by the

participant based upon achievement of the Performance Goals and/or the participant has become vested in the RSUs, and may be settled in cash or stock, as determined by the Committee.

Transferability

Options and SARs are not transferable except: (i) by will or by the laws of descent and distribution, or (ii) by gift (for no consideration), provided that all restrictions contained in the Plan continue to apply to such option or SAR as if such gift had not occurred and provided the Committee has approved such transfer by gift. Unless otherwise provided by the Committee, no other award may be transferred by any participant other than by will, or by the laws of descent and distribution.

Amendment and Suspension

The Board or the Committee may amend the Plan at any time. However, except as discussed under "Adjustments" above, the approval of the shareholders is required for amendments that increase the Maximum Limit; increase the maximum number of shares that may be issued under options intended to be ISOs; decrease the minimum option or SAR exercise price; increase the maximum term of an option or SAR to more than ten years; reprice options or SARs; cancel options or SARs in exchange for cash, other awards or options or SARs with an exercise price lower than the exercise price of the original options or SARs; or amend provisions concerning the payment of the exercise price of an option. The Board or the Committee may also suspend granting awards under the Plan at any time. Subject to exceptions described in the Plan, no amendment of the Plan will adversely affect any award outstanding without the approval of the affected participant.

Withholding

Not later than the date on which an amount with respect to an award first becomes includable in the income of a participant who is an employee, the participant is required to pay to the Company or make arrangements satisfactory to the Company regarding the payment of any taxes required by law to be withheld with respect to such amount. The Committee may permit withholding obligations to be settled with shares of Common Stock, including shares of Common Stock that are part of an award that gives rise to the withholding requirement.

Certain Income Tax Consequences of Options and SARs

The grant of an option or SAR under the Plan will create no income tax consequences to the participant or the Company. A participant who is granted an option that is not an ISO will generally recognize ordinary income at the time of exercise in an amount by which the fair market value of the Common Stock at such time exceeds the exercise price. The value of the Common Stock or the amount of cash delivered on exercise of an SAR will also generally be ordinary income to the participant. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent taxable disposition of the Common Stock will give rise to capital gain or loss to the extent the amount realized from the sale differs from the fair market value of the Common Stock on the date of exercise.

In general, if an ISO is awarded to an employee, the participant holds the shares of Common Stock acquired on the exercise of the ISO for at least two years from the date of grant and one year from the date of exercise, and the participant remained an employee until at least three months before exercise, the participant will recognize no income or gain as a result of the exercise, except that the alternative minimum tax may apply. Any gain or loss realized by the participant on the disposition of the Common Stock will be treated as a long-term capital gain or loss. No deduction will be allowed to the Company. If the holding period requirements described above are not satisfied, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the difference between the exercise price and the fair market value of the shares of Common Stock on the date of exercise. Subject to any limitation on such deduction under Section 162(m) of the Code,

including as discussed below, the Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as capital gain.

Certain Income Tax Consequences of Restricted Stock and Restricted Stock Units

A participant will not recognize income upon the award of restricted stock that is subject to a substantial risk of forfeiture unless the election described below is made. A participant who has not made such an election will recognize ordinary income at the end of the applicable restriction period in an amount equal to the fair market value of the restricted stock at such time. Subject to any limitation on such deduction under Section 162(m) of the Code, including as discussed below, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. An otherwise taxable disposition of the restricted stock after the end of the applicable restriction period will result in capital gain or loss. Dividends paid in cash and received by a participant prior to the end of the applicable restriction period will constitute ordinary income to the participant in the year paid. The Company will be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within thirty days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award, determined without regard to any of the restrictions. Subject to any limitation on such deduction under Section 162(m) of the Code, including as discussed below, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the election is made, any cash dividends received with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. An otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in capital gain or loss. If a participant who has made an election subsequently forfeits the restricted stock, the participant will not be entitled to deduct any loss. In addition, the Company would then be required to include as ordinary income the amount of the deduction it originally claimed with respect to such shares.

A participant will not recognize income upon the award of RSUs. A participant will recognize ordinary income upon settlement of RSUs, in an amount equal to the fair market value of the stock or other property received by the participant at such time. Similarly, a participant will not recognize income upon the credit of dividend equivalents with respect to RSUs, but will recognize ordinary income upon settlement of such dividend equivalents, in an amount equal to the fair market value of the stock or other property received by the participant at such time. Subject to any limitation on such deduction under Section 162(m) of the Code, including as discussed below, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income.

Section 162(m) of the Code

Section 162(m) of the Code places a $1 million limit on the amount of federally tax-deductible compensation that a company can pay to covered employees, generally including the named executive officers.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth certain information, as of December 31, 2024, about the number of securities remaining available for future issuance under our equity compensation plans. No options, warrants or rights were outstanding at that date under any compensation plan or individual compensation arrangement with us. We have no compensation plan under which our equity securities may be issued

that has not been approved by shareholders. Share units or phantom shares, which have no voting power and can be settled only in cash, are not considered to be equity securities for this purpose.

	Equity Compensation Plan Information		
	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))[2]
Equity compensation plans approved by security holders	2,827,801	—	3,578,733
Equity compensation plans not approved by security holders	—	—	—
Total	2,827,801	—	3,578,733

1. Includes RSUs granted under our 2020 Plan for which shares will be issued in the future, provided the service conditions are met. Of the RSUs granted under the 2020 Plan, 2,131,287 are subject to performance conditions, 491,009 subject to service conditions, and the remainder are related to non-employee director RSUs.
2. Reflects shares available for granting. All of these shares are available under our 2020 Plan.

New Plan Benefits

No awards have been made under the Plan, and the awards that may be made in the future are not currently determinable. The Committee will determine the awards that will be made under the Plan in the future from time to time.

Shareholder Vote Required

The Plan will be approved by the affirmative vote of a majority of the votes cast, with votes for, against or abstentions being considered as "votes cast." Accordingly, abstentions will count as votes against with respect to the proposal. Broker non-votes will not be considered as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE 2025 OMNIBUS INCENTIVE PLAN. SIGNED PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR APPROVAL OF THE 2025 OMNIBUS INCENTIVE PLAN UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Item 4 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the year ending December 31, 2025. As a matter of good corporate governance, the Board is seeking shareholder ratification of the appointment even though ratification is not legally required. If shareholders do not ratify this appointment, the Audit Committee will take this into consideration in its future selection of an independent registered public accounting firm. A representative of PwC is expected to attend the Annual Meeting and will be given an opportunity to make a statement and respond to appropriate questions.

Audit and Other Fees

For the years ended December 31, 2024 and 2023, PwC's fees for services were as shown in the table below.

	2024	2023
Audit Fees	$ 2,590,000	$ 2,751,400
Audit-Related Fees	—	163,000
Tax Fees	130,000	130,442
All Other Fees	2,000	2,900
Total Fees	$ 2,722,000	$ 3,047,742

Audit Fees relate to PwC’s review of our quarterly financial statements, audit of our year-end financial statements and internal controls over financial reporting, and agreed upon procedures performed in connection with our excess of loss reinsurance transactions. Audit-Related Fees for 2023 relate to the preparation of a SOC2 report (SOC is an abbreviation for Service Organization Controls). Tax Fees relate to a review of our tax returns and a tax study. All Other Fees relate to subscriptions for an online checklist of disclosure requirements across different financial reporting frameworks..

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Audit Committee’s policy regarding pre-approval of audit and allowable non-audit services to be provided by the independent auditor includes a list of services that are pre-approved as they become necessary and requires the Audit Committee’s pre-approval of a schedule of other services expected to be performed during the ensuing year prior to the start of the annual audit engagement. If we desire the auditor to provide a service that is not in either category, the service may be presented for pre-approval by the Audit Committee at its next meeting or may be pre-approved by the Chairperson (or another member designated by the Audit Committee). The member approving the service will be given detail regarding the service equivalent to the detail that would be given to the Audit Committee, and the Audit Committee will be notified of the approved service at its next regularly scheduled meeting. We periodically provide the Audit Committee with information about fees paid for services that have been approved and pre-approved. The Audit Committee pre-approved all of the services that PwC provided in 2023 and 2024.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes, if any, will not be counted as votes cast.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXY CARDS AND VOTING INSTRUCTION FORMS WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD OR VOTING INSTRUCTION FORM.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2024. The Audit Committee discussed with PwC the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee also received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding auditor-audit committee communications about independence and discussed with PwC their independence from MGIC Investment Corporation and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2024, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

C. Edward Chaplin, Chair

Teresita M. Lowman

Sheryl L. Sculley

Other Matters

Stock Ownership Information

Security Ownership of Directors and Executive Officers

The following table shows the amount of our Common Stock beneficially owned by each of our directors, director nominees and NEOs, and by all directors and executive officers as a group, as of March 7, 2025. Unless otherwise noted, the persons listed in the table have sole voting and investment power over their shares.

Name of Beneficial Owner	Common Stock Owned Directly[1]	Common Stock Owned Indirectly[2]	Restricted Stock and Common Stock Underlying RSUs[3]	Total Number of Shares Beneficially Owned	Director Phantom Share Units[4]	Restricted Stock Units[5]	Total Shares Beneficially Owned Plus Underlying Units	Percent of Class[6]
Analisa M. Allen	—	—	23,005	23,005	4,427	6,486	33,918	*
Daniel A. Arrigoni	23,811	30,000	—	53,811	—	4,926	58,737	*
C. Edward Chaplin	18,296	—	—	18,296	48,767	20,728	87,791	*
Curt S. Culver	27,019	897,114	—	924,133	—	4,926	929,059	*
Jay C. Hartzell	—	—	8,693	8,693	19,223	20,796	48,712	*
Timothy A. Holt	20,000	—	29,489	49,489	93,472	—	142,961	*
Jodeen A. Kozlak	20,515	—	13,687	34,202	28,910	—	63,112	*
Michael E. Lehman	34,939	—	32,539	67,478	1,577	—	69,055	*
Teresita M. Lowman	9	—	5,686	5,695	—	22,741	28,436	*
Sheryl L. Sculley	6,450	—	18,078	24,528	19,223	4,926	48,677	*
Michael L. Thompson	8,423	—	—	8,423	—	4,926	13,349	*
Mark M. Zandi	23,811	—	—	23,811	47,360	4,926	76,097	*
Timothy M. Mattke	1,157,909	—	—	1,157,909	—	823,599	1,981,508	*
Salvatore A. Miosi	306,486	384,844	—	691,330	—	336,499	1,027,829	*
Nathaniel H. Colson	217,419	—	—	217,419	—	233,299	450,718	*
Paula C. Maggio	86,896	184,463	—	271,359	—	168,250	439,609	*
Robert J. Candelmo	148,441	—	—	148,441	—	43,359	191,800	*
All Directors and Executive Officers as a Group (17 Persons)	2,100,424	1,496,421	131,177	3,728,022	262,959	1,700,387	5,691,368	1.41 %

1 Includes shares for which investment power is shared as follows: all directors and executive officers as a group — 100,876.

2 Includes: (a) Shares held by a family trust affiliated with: Mr. Arrigoni — 30,000; Mr. Culver — 592,151; Mr. Miosi — 384,844; shares held by a trust affiliated with Ms. Maggio — 184,463; and all directors and executive officers as a group — 1,191,458; and (b) 304,963 shares held by a Foundation for which Mr. Culver has no pecuniary interest but shares voting and dispositive power.

3 Includes: (a) 3,050 shares underlying RSUs that were issued to Mr. Lehman pursuant to our former RSU award program (See "Compensation of Directors — Former RSU Award Program" in our 2015 Proxy Statement filed with the SEC on March 24, 2015 (our 2015 Proxy Statement); (b) Long-term Equity Awards granted to NEOs if such awards could be settled in shares of Common Stock within 60 days of the record date; and (c) Annual equity grants issued to each director and dividends reinvested on such shares, if such RSUs could be settled in shares of Common Stock within 60 days of the record date. No director has voting or investment power over the shares underlying these units.

4 Includes share equivalents held under our Deferred Compensation Plan for Non-Employee Directors (See "Compensation of Directors — Deferred Compensation Plan and Annual Grant of Share Units") over which the directors have neither voting nor investment power. For all directors as a group — 262,959.

5 Represents shares underlying stock-settled RSUs that cannot be settled in Common Stock within 60 days of the record date. For all executive officers as a group — 1,605,006, for all directors as a group — 95,381.

6 As of March 7, 2025, no individual director or executive officer beneficially owned more than 1% of the Common Stock outstanding, and all directors and executive officers as a group beneficially owned 1.41% of the shares of Common Stock outstanding.

Security Ownership of Certain Beneficial Owners

The following table shows the amount of our Common Stock held by persons who were beneficial owners of more than 5% of our shares as of March 7, 2025, based on information filed with the SEC.

Name	Shares Beneficially Owned	Percent of Class
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	38,899,017[1]	16.0%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	26,171,365[2]	10.8%
JPMorgan Chase & Co. 383 Madison Avenue, New York, NY 10179	16,358,158[3]	6.7%
First Trust Portfolios L.P. 120 E. Liberty Drive, Suite 400, Wheaton, IL 60187	14,942,801[4]	6.2%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building 1, Austin, TX 78746	14,412,658[5]	5.9%

1 The Vanguard Group, Inc. reported ownership as of December 29, 2023. It reported that it had sole dispositive power for 38,406,398 shares and shared dispositive power for 492,619 shares. It further reported that it had sole voting power for no shares and shared voting power for 187,763 shares.

2 BlackRock, Inc. reported ownership as of November 30, 2024, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 26,171,365 shares and shared dispositive power for no shares. It further reported that it had sole voting power for 25,302,133 shares and shared voting power for no shares.

3 JPMorgan Chase & Co. reported ownership as of September 30, 2024, on behalf of itself and certain subsidiaries. It reported that it had sole dispositive power for 16,332,307 shares and shared dispositive power for 186 shares. It further reported that it had sole voting power for 15,360,312 shares shared voting power for no shares.

4 First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation jointly reported ownership as of June 30, 2024. Such report provides that none of the listed entities have sole voting power or sole dispositive power for any shares. The report states that First Trust Portfolios L.P. had shared voting power for no shares and shared dispositive power for 570,326 shares; First Trust Advisors L.P. had shared voting power for 14,372,475 shares and shared dispositive power for 14,942,801 shares; and The Charger Corporation had shared voting power for 14,372,475 shares and shared dispositive power for 14,942,801 shares.

5 Dimensional Fund Advisors reported ownership as of December 29, 2023. It reported that it had shared dispositive power for no shares and sole dispositive power for 14,412,658 shares. It further reported that it had shared voting power for no shares and sole voting power for 14,326,017 shares.

About the Meeting and the Proxy Materials

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act on the matters outlined in our Notice of Annual Meeting preceding the Table of Contents, including election of the ten directors named in the Proxy Statement, an advisory vote to approve our executive compensation, approval of the 2025 Omnibus Incentive Plan, ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025, and any other matters that properly come before the meeting.

Where will the meeting be held?

The 2025 Annual Meeting will be held entirely online via webcast. While you will not be able to attend the meeting at a physical location, we are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions during the virtual annual meeting. We are excited to provide expanded access, allowing shareholders to participate from any location, at no cost to them.

How do I attend the meeting?

There will be no physical location for the 2025 Annual Meeting. To attend the virtual meeting, please visit www.virtualshareholdermeeting.com/MTG2025. Online access for the meeting will begin at 8:45 a.m. Central time on April 24, 2025. The virtual meeting will begin promptly at 9:00 a.m. Central time on April 24, 2025. To participate in the meeting, you will need to enter the 16-digit control number that appears on your voting instruction form or proxy card, or follow the other instructions provided on the voting instruction form for attending the meeting.

How do I submit questions for the meeting?

During the meeting, shareholders may ask questions by visiting www.virtualshareholdermeeting.com/MTG2025, entering their control number as described above, and clicking the "Q&A" button once in the meeting. We intend to answer all questions submitted that are pertinent to the business of the meeting, as time permits and in accordance with our meeting procedures. We will post all such questions and their answers on our Investor Relations website for a period of 30 days after our meeting.

What if I experience technical difficulties entering the meeting?

Online access to the virtual meeting will open at 8:45 a.m. Central time, 15 minutes prior to the start of the meeting, to allow time for you to log in and test your computer audio system. We encourage you to access the meeting prior to the start time. A technical support telephone number will be available on the registration page at www.virtualshareholdermeeting.com/MTG2025.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 7, 2025, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting. For each share of Common Stock for which you were shareholder of record on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 242,527,194 shares of Common Stock were entitled to vote.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

"Street Name" Holders: If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker, bank or nominee has enclosed or provided a voting instruction form for you to use to direct the broker, bank or nominee how to vote your shares. Some of these institutions offer telephone and online voting. If you attend the Annual Meeting, you may withdraw your proxy and vote your shares at the meeting.

Shareholders of Record: If you are a shareholder of record, meaning your shares are registered directly in your name with our stock transfer agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), you may vote your shares in one of three ways:

- **By Telephone** — Call toll-free 1-800-690-6903 and follow the instructions. Have your proxy card available when you call.
- **Online** — Access www.proxyvote.com and follow the on-screen instructions. Have your proxy card available when you access the web page.
- **By Mail** — You may submit a proxy by completing, signing and dating your proxy card and mailing it in the accompanying pre-addressed envelope.

If you attend the Annual Meeting, you may withdraw your proxy and vote your shares at the meeting.

Please contact our Investor Relations personnel at (414) 347-2635 if you would like information about attending the virtual Annual Meeting and voting at the meeting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record, you can revoke your proxy by advising our corporate Secretary in a writing that is received by her at any time before your shares are voted, by providing a new proxy with a later date, or by voting at the Annual Meeting. If your shares are held in street name by a broker, bank or nominee, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

If you are a shareholder of record or your shares are held in street name by a broker, bank or nominee, and if you attend the Annual Meeting, you may withdraw your proxy and vote your shares at the meeting.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 242,527,194 shares of Common Stock entitled to vote as of the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., which has been appointed by our Board to act as inspector of election for the meeting. All shares voted by proxy are counted as present for purposes of establishing a quorum, including those that abstain or as to which the proxies contain "broker non-votes" as to one or more items.

"Broker non-votes" occur when a broker or other nominee does not vote on a particular matter because the broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and has not received such instructions. Broker non-votes will not be counted as votes for or against any matter. Brokers and other nominees have discretionary authority to vote shares without instructions from the beneficial owner of the shares only for matters considered routine. For the

2025 Annual Meeting, brokers and other nominees will only have discretionary authority to vote shares on the ratification of the appointment of the independent registered public accounting firm without instructions from the beneficial owner.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of our executive compensation (Item 2), **FOR** approval of the 2025 Omnibus Incentive Plan (Item 3), and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025 (Item 4).

If you sign and return a proxy card or voting instruction form without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the Annual Meeting?

The Board does not know of any other business to be presented at the Annual Meeting. No shareholder proposals will be presented at this year's Annual Meeting.

What are the deadlines for submission of shareholder proposals, or for nominating or recommending a director candidate for nomination, for the next Annual Meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future Annual Meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than November 21, 2025. Additionally, shareholders may recommend a director candidate for consideration by the MDNG Committee by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to being recommended as a candidate. If the candidate is to be considered for nomination at the next annual shareholder meeting, the submission must be received by our Corporate Secretary in writing no later than November 21, 2025.

Under our Bylaws, a shareholder who wants to bring business before the Annual Meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary in accordance with the SEC rules and the procedures contained in our Bylaws. For the 2026 Annual Meeting, the notice must be received by the Secretary no later than February 3, 2026, and no earlier than January 9, 2026. The notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by our Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, email, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $15,225, plus expenses such as charges by brokers, banks and other nominees to forward proxy materials to the beneficial owners of our Common Stock.

Householding

The broker, bank or other nominee for any shareholder who holds shares in "street name" and is not a shareholder of record may deliver only one copy of this Proxy Statement and the Annual Report to Shareholders to multiple shareholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and the Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the document was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report to Shareholders, now or in the future, should submit a request to MGIC by telephone at (414) 347-2635 or by submitting a written request to Investor Relations, MGIC Investment Corporation, P.O. Box 488, MGIC Plaza, Milwaukee, WI 53201. Beneficial owners sharing an address who are receiving multiple copies of the Proxy Statement and Annual Report to Shareholders and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy be mailed to all shareholders at the shared address in the future.

Glossary of Terms and Acronyms

Term	Description
ABV	Adjusted Book Value
ABVS	Adjusted Book Value per Share
ASC	Accounting Standards Codification
Benchmarking Peers	The peer group used by the MDNG Committee to benchmark executive compensation
BT&T	The Business Technology & Transformation Committee of our Board
Bylaws	Our Amended and Restated Bylaws
CAP	Compensation Actually Paid
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
COO	Chief Operating Officer
CRO	Chief Risk Officer
Compensation Consultant	Frederic W. Cook & Co., the MDNG Committee's independent compensation consultant
EVP	Executive Vice President
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles in the United States
GSEs	Fannie Mae and Freddie Mac
IIF	Insurance in Force
ISO	Incentive stock option
KEESA	Key Executive Employment and Severance Agreement
MDNG Committee	The Management Development, Nominating and Governance Committee of our Board
MGIC	Our wholly-owned subsidiary, Mortgage Guaranty Insurance Corporation
Named Executive Officers	Our chief executive officer, our chief financial and risk officer and our three other most highly compensated executive officers. The NEOs are the officers listed in the SCT
NEOs	Named Executive Officers
NIW	New Insurance Written
NYSE	New York Stock Exchange
Options	Stock Options
Plan	MGIC Investment Corporation 2025 Omnibus Incentive Plan
ROE	Return on Equity
RSUs	Restricted Stock Units
SAR	Stock Appreciation Right
SCT	Summary Compensation Table that appears on page **51**
SERP	Supplemental Executive Retirement Plan
SMOC	The Senior Management Oversight Committee, which serves as the primary business, operations, strategy and risk management committee at the management level
Severance Plan	Our Executive Severance Plan
TSR	Total Shareholder Return
TDC	Total direct compensation, which consists of base salary, bonus (or non-equity incentive compensation) and equity awards (valued at their grant date value reported in the SCT)

Explanation and Reconciliation of Our Use of Non-GAAP Financial Measures

Non-GAAP Financial Measures

We believe that use of the Non-GAAP measures of adjusted pre-tax operating income (loss), adjusted net operating income (loss) and adjusted net operating income (loss) per diluted share facilitate the evaluation of the company's core financial performance thereby providing relevant information to investors. These measures are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

Adjusted pre-tax operating income (loss) is defined as GAAP income (loss) before tax, excluding the effects of net realized investment gains (losses), gain and losses on debt extinguishment, and infrequent or unusual non-operating items, where applicable.

Adjusted net operating income (loss) is defined as GAAP net income (loss) excluding the after-tax effects of net realized investment gains (losses), gain and losses on debt extinguishment, and infrequent or unusual non-operating items, where applicable. The amounts of adjustments to components of pre-tax operating income (loss) are tax effected using a federal statutory tax rate of 21%.

Adjusted net operating income (loss) per diluted share is calculated in a manner consistent with the accounting standard regarding earnings per share, by dividing (i) adjusted net operating income (loss) after making adjustments for interest expense on convertible debt, whenever the impact is dilutive, by (ii) diluted weighted average common shares outstanding, which reflects share dilution from unvested restricted stock units and from convertible debt when dilutive under the "if-converted" method.

Although adjusted pre-tax operating income (loss) and adjusted net operating income (loss) exclude certain items that have occurred in the past and are expected to occur in the future, the excluded items represent items that are: (1) not viewed as part of the operating performance of our primary activities; or (2) impacted by both discretionary and other economic or regulatory factors and are not necessarily indicative of operating trends, or both. These adjustments, along with the reasons for their treatment, are described below. Trends in the profitability of our fundamental operating activities can be more clearly identified without the fluctuations of these adjustments. Other companies may calculate these measures differently. Therefore, their measures may not be comparable to those used by us.

(1) *Net realized investment gains (losses).* The recognition of net realized investment gains or losses can vary significantly across periods as the timing of individual securities sales is highly discretionary and is influenced by such factors as market opportunities, our tax and capital profile, and overall market cycles.

(2) *Gains and losses on debt extinguishment.* Gains and losses on debt extinguishment result from discretionary activities that are undertaken to enhance our capital position, improve our debt profile, and/or reduce potential dilution from our outstanding convertible debt.

(3) *Infrequent or unusual non-operating items.* Items that are non-recurring in nature and are not part of our primary operating activities.

Non-GAAP reconciliations

Reconciliation of Income before tax / Net income to Adjusted pre-tax operating income / Adjusted net operating income:

	Years Ended December 31,								
	2024			2023			2022		
(in thousands)	Pre-tax	Tax Effect	Net (after-tax)	Pre-tax	Tax Effect	Net (after-tax)	Pre-tax	Tax Effect	Net (after-tax)
Income before tax / Net income	$ 968,709	$ 205,715	$ 762,994	$ 902,229	$ 189,280	$ 712,949	$1,090,034	$ 224,685	$ 865,349
Adjustments:									
Net realized investment (gains) losses	6,914	1,452	5,462	14,549	3,055	11,494	9,745	2,046	7,699
Loss on debt extinguishment	—	—	—	—	—	—	40,199	8,442	31,757
Adjusted pre-tax operating income / Adjusted net operating income	$ 975,623	$ 207,167	$ 768,456	$ 916,778	$ 192,335	$ 724,443	$1,139,978	$ 235,173	$ 904,805

Reconciliation of Net income per diluted share to Adjusted net operating income per diluted share:

	Years Ended December 31,		
	2024	2023	2022
Weighted average diluted shares outstanding *(in thousands)*	263,995	287,155	311,229
Net income per diluted share	$ 2.89	$ 2.49	$ 2.79
Net realized investment (gains) losses	0.02	0.04	0.02
Loss on debt extinguishment	—	—	0.10
Adjusted net operating income per diluted share	$ 2.91	$ 2.53	$ 2.91

Non-GAAP reconciliations

Reconciliation of Income before tax / Net income to Adjusted pre-tax operating income / Adjusted net operating income:

	Years Ended December 31,								
	2021			2020			2019		
(in thousands)	Pre-tax	Tax Effect	Net (after-tax)	Pre-tax	Tax Effect	Net (after-tax)	Pre-tax	Tax Effect	Net (after-tax)
Income before tax / Net income	$ 801,777	$ 166,794	$ 634,983	$ 559,263	$ 113,170	$ 446,093	$ 847,977	$ 174,214	$ 673,763
Adjustments:									
Net realized investment (gains) losses	(7,009)	(1,472)	(5,537)	(13,245)	(2,781)	(10,464)	(5,108)	(1,073)	(4,035)
Loss on debt extinguishment	36,914	7,752	29,162	26,736	5,615	21,121	—	—	—
Adjusted pre-tax operating income / Adjusted net operating income	$ 831,682	$ 173,074	$ 658,608	$ 572,754	$ 116,004	$ 456,750	$ 842,869	$ 173,141	$ 669,728

Reconciliation of Net income per diluted share to Adjusted net operating income per diluted share:

	Years Ended December 31,		
	2021	2020	2019
Weighted average diluted shares outstanding *(in thousands)*	351,308	359,293	373,924
Net income per diluted share	$ 1.85	$ 1.29	$ 1.85
Net realized investment (gains) losses	(0.02)	(0.03)	(0.01)
Loss on debt extinguishment	0.08	0.06	—
Adjusted net operating income per diluted share (1)	$ 1.91	$ 1.32	$ 1.84

Reconciliation of Book Value per Share to Adjusted Book Value (ABV) per Share

Following is the reconciliation of book value per share to ABV per share used in determining vesting of each of the 2024, 2023 and 2022 equity awards.

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2024 Equity Awards

(In thousands, except per share amounts)		**2024**		**2023**
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017
Divided by Shares Outstanding		248,449		272,494
Book Value per Share	$	20.82	$	18.61
Adjusted Book Value for 2024 Equity Awards (from below)	$	6,151,435	$	5,388,298
Divided by Shares Outstanding (from below)		272,494		272,494
Adjusted Book Value per Share for 2024 Equity Awards	$	22.57	$	19.77
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017
Common Stock Repurchases		571,971		—
Dividends		131,185		—
Share-Based Compensation Program		(12,258)		—
Accumulated Other Comprehensive (Income) Loss		288,162		316,281
Adjusted Book Value for 2024 Equity Awards	$	6,151,435	$	5,388,298
Shares Outstanding		248,449		272,494
Common Stock Repurchases		25,271		—
Share-Based Compensation Program		(1,226)		—
Adjusted Shares Outstanding		272,494		272,494

The grant documents and the Omnibus Incentive Plan for the 2024 equity awards provide for certain specific eliminations in arriving at adjusted book value per share, as follows:

- Accumulated Other Comprehensive Income (Loss)
- Certain Litigation Settlements / Judgments
- Repurchases of Common Stock
- Repurchases of Debt
- Adjustments for Changes in Tax Laws
- Adjustments for Changes in Accounting Principle
- Dividends
- Share-Based Compensation Programs

In addition, the Omnibus Incentive Plan allows the MDNG Committee to revise the performance goals if significant events occur during a performance period that the MDNG Committee expects will have a substantial effect on the performance goals.

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2023 Equity Awards

(In thousands, except per share amounts)	2024	2023	2022
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017	$ 4,642,740
Divided by Shares Outstanding	248,449	272,494	293,433
Book Value per Share	$ 20.82	$ 18.61	$ 15.82
Adjusted Book Value for 2023 Equity Awards (from below)	$ 6,631,773	$ 5,856,378	$ 5,124,251
Divided by Shares Outstanding (from below)	295,393	294,167	293,433
Adjusted Book Value per Share for 2023 Equity Awards	$ 22.45	$ 19.91	$ 17.46
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017	$ 4,642,740
Common Stock Repurchases	915,790	343,819	—
Dividends	255,446	124,261	—
Accumulated Other Comprehensive (Income) Loss	288,162	316,281	481,511
Adjusted Book Value for 2023 Equity Awards	$ 6,631,773	$ 5,856,378	$ 5,124,251
Shares Outstanding	248,449	272,494	293,433
Common Stock Repurchases	46,944	21,673	—
Adjusted Shares Outstanding	295,393	294,167	293,433

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2022 Equity Awards

(In thousands, except per share amounts)	2024	2023	2022	2021
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017	$ 4,642,740	$ 4,861,382
Divided by Shares Outstanding	248,449	272,494	293,433	320,336
Book Value per Share	$ 20.82	$ 18.61	$ 15.82	$ 15.18
Adjusted Book Value for 2022 Equity Awards (from below)	7,161,133	$ 6,385,738	$ 5,653,611	$ 4,741,685
Divided by Adjusted Shares Outstanding (from below)	323,172	321,946	321,212	320,336
Adjusted Book Value per Share for 2022 Equity Awards	$ 22.16	$ 19.83	$ 17.60	$ 14.80
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017	$ 4,642,740	$ 4,861,382
Common Stock Repurchases	1,301,504	729,533	385,714	—
Dividends	367,335	236,150	111,889	—
Loss on Debt Extinguishment, Net of Tax	31,757	31,757	31,757	—
Accumulated Other Comprehensive (Income) Loss	288,162	316,281	481,511	(119,697)
Adjusted Book Value for 2022 Equity Awards	$ 7,161,133	$ 6,385,738	$ 5,653,611	$ 4,741,685
Shares Outstanding	248,449	272,494	293,433	320,336
Common Stock Repurchases	74,723	49,452	27,779	—
Adjusted Shares Outstanding	323,172	321,946	321,212	320,336

Reconciliation of Book Value per Share to Adjusted Book Value (ABV) per Share

Following is the reconciliation of book value per share to ABV per share as shown in the Pay Versus Performance Table.

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2024 Equity Awards

(In thousands, except per share amounts)	2024	2023
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017
Divided by Shares Outstanding	248,449	272,494
Book Value per Share	$ 20.82	$ 18.61
Adjusted Book Value for 2024 Equity Awards (from below)	$ 6,151,435	$ 5,388,298
Divided by Shares Outstanding (from below)	272,494	272,494
Adjusted Book Value per Share for 2024 Equity Awards	$ 22.57	$ 19.77
Shareholders' Equity (Book Value)	$ 5,172,375	$ 5,072,017
Common Stock Repurchases	571,971	—
Dividends	131,185	—
Share-Based Compensation Program	(12,258)	—
Accumulated Other Comprehensive (Income) Loss	288,162	316,281
Adjusted Book Value for 2024 Equity Awards	$ 6,151,435	$ 5,388,298
Shares Outstanding	248,449	272,494
Common Stock Repurchases	25,271	—
Share-Based Compensation Program	(1,226)	—
Adjusted Shares Outstanding	272,494	272,494

The grant documents and the Omnibus Incentive Plan for the 2024 equity awards provide for certain specific eliminations in arriving at adjusted book value per share, as follows:

- Accumulated Other Comprehensive Income (Loss)
- Certain Litigation Settlements / Judgments
- Repurchases of Common Stock
- Repurchases of Debt
- Adjustments for Changes in Tax Laws
- Adjustments for Changes in Accounting Principle
- Dividends
- Share-Based Compensation Programs

In addition, the Omnibus Incentive Plan allows the MDNG Committee to revise the performance goals if significant events occur during a performance period that the MDNG Committee expects will have a substantial effect on the performance goals.

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2023 Equity Awards

(In thousands, except per share amounts)		**2024**		**2023**		**2022**
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017	$	4,642,740
Divided by Shares Outstanding		248,449		272,494		293,433
Book Value per Share	$	20.82	$	18.61	$	15.82
Adjusted Book Value for 2023 Equity Awards (from below)	$	6,595,165	$	5,832,028	$	5,124,251
Divided by Shares Outstanding (from below)		293,433		293,433		293,433
Adjusted Book Value per Share for 2023 Equity Awards	$	22.48	$	19.88	$	17.46
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017	$	4,642,740
Common Stock Repurchases		915,790		343,819		—
Dividends		255,446		124,261		—
Share-Based Compensation Program	$	(36,608)		(24,350)		—
Accumulated Other Comprehensive (Income) Loss		288,162		316,281		481,511
Adjusted Book Value for 2023 Equity Awards	$	6,595,165	$	5,832,028	$	5,124,251
Shares Outstanding		248,449		272,494		293,433
Common Stock Repurchases		46,944		21,673		—
Share-Based Compensation Program		(1,960)		(734)		—
Adjusted Shares Outstanding		293,433		293,433		293,433

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2022 Equity Awards

(In thousands, except per share amounts)		**2024**		**2023**		**2022**		**2021**
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017	$	4,642,740	$	4,861,382
Divided by Shares Outstanding		248,449		272,494		293,433		320,336
Book Value per Share	$	20.82	$	18.61	$	15.82	$	15.18
Adjusted Book Value for 2022 Equity Awards (from below)		7,109,848	$	6,346,711	$	5,638,934	$	4,741,685
Divided by Adjusted Shares Outstanding (from below)		320,336		320,336		320,336		320,336
Adjusted Book Value per Share for 2022 Equity Awards	$	22.19	$	19.81	$	17.60	$	14.80
Shareholders' Equity (Book Value)	$	5,172,375	$	5,072,017	$	4,642,740	$	4,861,382
Common Stock Repurchases		1,301,504		729,533		385,714		—
Dividends		367,335		236,150		111,889		—
Share-Based Compensation Program		(51,285)		(39,027)		(14,677)		—
Loss on Debt Extinguishment, Net of Tax		31,757		31,757		31,757		—
Accumulated Other Comprehensive (Income) Loss		288,162		316,281		481,511		(119,697)
Adjusted Book Value for 2022 Equity Awards	$	7,109,848	$	6,346,711	$	5,638,934	$	4,741,685
Shares Outstanding		248,449		272,494		293,433		320,336
Common Stock Repurchases		74,723		49,452		27,779		—
Share-Based Compensation Program		(2,836)		(1,610)		(876)		—
Adjusted Shares Outstanding		320,336		320,336		320,336		320,336

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2021 Equity Awards

(In thousands, except per share amounts)	2023	2022	2021	2020
Shareholders' Equity (Book Value)	$ 5,072,017	$ 4,642,740	$ 4,861,382	$ 4,698,986
Divided by Shares Outstanding	272,494	293,433	320,336	338,573
Book Value per Share	$ 18.61	$ 15.82	$ 15.18	$ 13.88
Adjusted Book Value for 2021 Equity Awards (from below)	$ 6,756,416	$ 6,048,639	$ 5,151,388	$ 4,482,165
Divided by Adjusted Shares Outstanding (from below)	338,574	338,574	338,574	338,573
Adjusted Book Value per Share for 2021 Equity Awards	$ 19.96	$ 17.87	$ 15.21	$ 13.24
Shareholders' Equity (Book Value)	$ 5,072,017	$ 4,642,740	$ 4,861,382	$ 4,698,986
Litigation Accruals, Net of Tax	4,977	4,977	4,977	—
Common Stock Repurchases	1,020,351	676,532	290,818	—
Dividends	330,930	206,669	94,779	—
Share-Based Compensation Program	(49,059)	(24,709)	(10,033)	—
Loss on Debt Extinguishment, Net of Tax	60,919	60,919	29,162	—
Accumulated Other Comprehensive (Income) Loss	316,281	481,511	(119,697)	(216,821)
Adjusted Book Value for 2021 Equity Awards	$ 6,756,416	$ 6,048,639	$ 5,151,388	$ 4,482,165
Shares Outstanding	272,494	293,433	320,336	338,573
Common Stock Repurchases	68,442	46,769	18,990	—
Share-Based Compensation Program	(2,362)	(1,628)	(752)	—
Adjusted Shares Outstanding	338,574	338,574	338,574	338,573

Reconciliation of Book Value per Share to Adjusted Book Value per Share for 2020 Equity Awards

(In thousands, except per share amounts)	2022	2021	2020	2019
Shareholders' Equity (Book Value)	$ 4,642,740	$ 4,861,381	$ 4,698,986	$ 4,309,234
Divided by Shares Outstanding	293,433	320,336	338,573	347,308
Book Value per Share	$ 15.82	$ 15.18	$ 13.88	$ 12.41
Adjusted Book Value for 2020 Equity Awards (from below)	$ 6,267,656	$ 5,310,405	$ 4,701,182	$ 4,236,527
Divided by Adjusted Shares Outstanding (from below)	347,309	347,309	347,308	347,308
Adjusted Book Value per Share for 2020 Equity Awards	$ 18.05	$ 15.29	$ 13.54	$ 12.20
Shareholders' Equity (Book Value)	$ 4,642,740	$ 4,861,381	$ 4,698,986	$ 4,309,234
Litigation Accruals, Net of Tax	4,977	4,977	—	—
Common Stock Repurchases	796,529	410,815	119,997	—
Dividends	289,429	117,540	82,760	—
Share-Based Compensation Program	(29,571)	(14,894)	(4,861)	—
Loss on Debt Extinguishment, Net of Tax	82,041	50,283	21,121	—
Accumulated Other Comprehensive (Income) Loss	481,511	(119,697)	(216,821)	(72,707)
Adjusted Book Value for 2020 Equity Awards	$ 6,267,656	$ 5,310,405	$ 4,701,182	$ 4,236,527
Shares Outstanding	293,433	320,336	338,573	347,308
Common Stock Repurchases	56,381	28,602	9,612	—
Share-Based Compensation Program	(2,505)	(1,629)	(877)	—
Adjusted Shares Outstanding	347,309	347,309	347,308	347,308

MGIC INVESTMENT CORPORATION
2025 OMNIBUS INCENTIVE PLAN

SECTION 1. GENERAL

1.1 Purpose. The MGIC Investment Corporation 2025 Omnibus Incentive Plan (the "Plan") has been established by MGIC Investment Corporation (the "Company") to motivate and incent performance by, to obtain the services of, and/or to retain the services of, key employees of the Company and its Subsidiaries and Non-Employee Directors of the Company through the receipt of Awards under the Plan.

1.2 Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3 Effective Date; Effect on Prior Plan. Subject to the approval of the shareholders of the Company at the Company's 2025 annual meeting of shareholders, the Plan shall be effective as of the date of such meeting (the "Effective Date"). Prior to the Effective Date, the Company had in effect the MGIC Investment Corporation 2020 Omnibus Incentive Plan (the "Prior Plan"). On and after the Effective Date, the Prior Plan shall terminate such that no new awards may be granted under the Prior Plan, although awards previously granted under the Prior Plan and still outstanding shall continue to be subject to all terms and conditions of the Prior Plan.

1.4 Definitions. Capitalized terms in the Plan are defined as set forth in the Plan (including the definition provisions of subsection 10.1 of the Plan).

SECTION 2. OPTIONS AND SARS

2.1 Definitions.

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under the Plan may be either (i) an incentive stock option that is granted not later than the ten-year anniversary of the Effective Date and that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code (an "ISO"); or (ii) an Option that is not intended to be an ISO (a non-qualified option, or "NQO"). If an Option that is intended to be an ISO fails to meet the requirements thereof, the Option shall automatically be treated as an NSO to the extent of such failure.

(b) A stock appreciation right (an "SAR") entitles the Participant to receive, in cash or Stock (as determined in accordance with subsection 5.7), value equal to (or otherwise based on) the excess of (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) an Exercise Price established by the Committee.

(c) The Committee may not approve the grant of an Option or an SAR with a grant date that is effective prior to the date the Committee takes action to approve such grant.

2.2 Exercise Price. The "Exercise Price" of each Option and SAR granted under the Plan shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted, except that the Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (unless an NQO or SAR is otherwise exempt from, or otherwise complies with, Code Section 409A), and the Exercise Price of an ISO granted to an employee Participant who, as of the date an ISO is granted to such individual, owns more than ten percent (10%) of the total combined voting power of all classes of Stock then issued by the Company or a Subsidiary (a "10% Shareholder") must have an exercise price not less than 110% of the Fair Market Value of a share of Stock on the date of grant.

2.3 Exercise. An Option and an SAR shall be exercisable in accordance with such terms, conditions, restrictions and contingencies, including those governing the period(s) during which such Awards may be exercised, as the Committee shall determine, except that the term of an Option and an SAR may not exceed ten years or, in the case of an ISO granted to a 10% Shareholder, five years.

2.4 Payment of Exercise Price. Except as otherwise determined by the Committee, the entire Exercise Price for shares of Stock being purchased under an Option shall be paid at the time of exercise of such Option. The method and form of payment of the Exercise Price shall be determined by the Committee (and, in the case of an ISO and to the extent required by applicable law, shall be determined at the time of grant) and may include (a) cash; (b) check; (c) to the extent permitted under applicable law, delivery of a promissory note with such recourse, interest, security and redemption provisions as the Committee determines to be appropriate; (d) surrender of previously owned shares of Stock, or delivery of a properly executed form of attestation (as determined by the Committee) of ownership of shares of Stock, that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the shares of Stock to which the Option is exercised; (e) a program approved by the Committee in which payment of the Exercise Price may be satisfied, in whole or in part, with shares subject to the Option, including by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares of Stock and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price; (f) such other consideration and method of payment permitted under applicable laws; or (g) any combination of the foregoing methods of payment. In making its determination as to the type of method and form of payment to accept, the Committee may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

2.5 Repricing Prohibited Without Shareholder Approval. Without the approval of the Company's shareholders, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), (a) the terms of outstanding Options or SARs may not be amended to reduce the exercise price of outstanding Options or SARs; (b) outstanding Options or SARs may not be canceled in exchange for Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs; and (c) outstanding Options or SARs with an Exercise Price above the then-current Fair Market Value of a share of Stock may not be canceled in exchange for cash, other Awards or other securities.

SECTION 3. RESTRICTED STOCK AND RESTRICTED STOCK UNIT AWARDS

3.1 Definitions. A "Restricted Stock" Award is a grant of shares of Stock, and a "Restricted Stock Unit" Award is the grant of a right to receive shares of Stock (or a cash payment based upon the Fair Market Value of a share of Stock) in the future.

3.2 Restrictions on Awards. Except as otherwise provided by the Committee in the Award Agreement, each Restricted Stock Award and Restricted Stock Unit Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine, including but not limited to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of Performance Goals or other objectives, or the satisfaction of conditions that must be satisfied prior to the grant of the Award.

SECTION 4. CASH INCENTIVE AWARDS

4.1 Incentive Award. An "Incentive Award" is a grant of a right to receive a cash payment, pursuant to one or more underlying bonus plans, to the extent Performance Goals are achieved, all as established by the Committee, except that such a bonus plan may provide for the grant of Restricted Stock or Restricted Stock Units in conjunction with bonuses payable under such plan.

4.2 Terms and Conditions of Incentive Awards. Subject to the terms of the Plan, the Committee will determine all terms and conditions of Incentive Awards, including but not limited to the Performance Goals that must be achieved or partially achieved, the performance period, the potential amount payable and the timing of payment.

SECTION 5. OPERATION AND ADMINISTRATION

5.1 Duration. The Plan shall remain in effect as long as any Awards are outstanding. Except for Awards granted pursuant to commitments entered into prior to the ten-year anniversary of the Effective Date, no Awards may be granted after such ten-year anniversary.

5.2 Shares Subject to Plan; Award Limitations; Adjustments. Awards granted under the Plan shall be subject to the following:

(a) The shares of Stock may be authorized but unissued shares or treasury shares. As used herein, the term “issued” and similar terms include treasury shares delivered under an Award. Subject to the following provisions of this subsection 5.2, the maximum number of shares of Stock that may be covered by Awards to Participants and their beneficiaries under the Plan, and the number of shares of Stock reserved under the Plan, shall be 10,971,878, less one share of Stock for every one share subject to an award granted under the Prior Plan after March 1, 2025 and prior to the Effective Date[1] (such number, as it may be adjusted as provided herein, is the "Maximum Limit"). An Award shall be considered to cover, and shall deplete the shares reserved under the Plan by, the maximum number of shares of Stock, if any, with respect to which such Award is granted, determined on the date of grant. The maximum number of shares that may be covered by Awards under Options intended to be ISOs shall be the Maximum Limit.

(b) In no event shall the aggregate grant date fair value (calculated using the principles applicable for financial reporting purposes) of (i) Awards under this Plan and (ii) Annual Grants under, and as defined in, the Company’s Deferred Compensation Plan for Non-Employee Directors (or any successor plan thereto) granted during a single fiscal year to (in the case of both clauses (i) and (ii)) any Non-Employee Director for service as a director, when added to any cash compensation received by such Non-Employee Director for service as a director, exceed $750,000. For the avoidance of doubt, such limit shall not apply to share units credited to an account for a Non-Employee Director upon the election by such director to defer cash compensation and to have such cash compensation converted into share units.

(c) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited, canceled, or expires, or if the shares are delivered but subsequently forfeited, or if an Award is settled in cash rather than in shares of Stock, or if shares are tendered or withheld to satisfy federal, state or local tax withholding obligations in relation to Restricted Stock or Restricted Stock Units, such shares shall not be deemed to have been covered by an Award for purposes of determining the maximum number of shares of Stock available or the ISO limit under subsection 5.2(a). For the avoidance of doubt, in no event shall the following shares of Stock be recredited to the Plan’s reserve under this Section 5.2(c): (i) shares purchased by the Company using proceeds from Option exercises; (ii) shares tendered or withheld in payment of the exercise price of an Option or as a result of the net settlement of an outstanding SAR; or (iii) shares tendered or withheld to satisfy federal, state or local tax withholding obligations in relation to Options or SARs.

(d) After March 1, 2025, if any shares of Stock subject to awards granted under the Prior Plan would again become available for new grants under the terms of the Prior Plan if the Prior Plan were still in effect (taking into account the Prior Plan’s provisions concerning termination or expiration, if any), then those shares will be available for the purpose of granting Awards under this Plan, thereby increasing the number of shares available for issuance under the Maximum Limit; provided that no shares subject to awards granted under the Prior Plan shall be available for purposes of granting Awards under this Plan to the extent they are (i) shares purchased by the Company using proceeds from Option exercises, (ii) shares tendered or withheld in payment of the exercise price of an Option or as a result of the net settlement of an outstanding SAR, or (iii) shares tendered or withheld to satisfy federal, state or local tax withholding obligations in relation to Options or SARs.

(e) The following adjustments shall or may be made under the Plan:

(i) If (A) the Company shall at any time be involved in a merger or other transaction in which the Stock is changed or exchanged; (B) the Company shall subdivide or combine the Stock or the Company shall declare a dividend payable in shares of Stock, other securities or other property; (C) the Company shall effect a cash dividend the amount of which, on a per share basis, exceeds 10% of the trading price of the Stock at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Stock in the form of cash, or a repurchase of Stock, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Stock; or (D) any other event shall occur which, in the case of this clause (D), in the judgment of the Committee necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (1) the number of shares and type of Stock subject to the Plan and which may after the event be made the subject of Awards under the Plan and any limitation on the number of

[1] The 10,971,878 shares reflects 2,531,878 shares that remained available for grant under the Prior Plan as of March 1, 2025, plus 8,440,000 newly authorized shares.

shares so available for Awards under the Plan or for a particular type of Award under the Plan, including ISOs, (2) the number of shares and type of Stock subject to outstanding Awards, (3) the grant, purchase, or exercise price with respect to any Award, and (4) the Performance Goals of an Award. In the case of clause (D), the Committee may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Committee effective at such time as the Committee specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of ISOs, no such adjustment may be authorized to the extent that such authority would cause the Plan to violate Code Section 422(b). Further, the number of shares of Stock subject to any Award payable or denominated in shares of Stock must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without increasing, the value of such Options or SARs. Without limitation, in the event of any such merger or similar transaction, subdivision or combination of Shares, dividend or other event described above (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Committee shall substitute, on an equitable basis as the Committee determines, for each share of Stock then subject to an Award, the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each share of Stock pursuant to the transaction. Notwithstanding the foregoing, if the Company shall subdivide the Stock or the Company shall declare a dividend payable in shares of Stock, and if no action is taken by the Board or the Committee, then the adjustments contemplated by this subsection 5.2(e) that are proportionate shall nevertheless automatically be made as of the date of such subdivision of the Stock or dividend in shares of Stock.

(ii) Notwithstanding any other provision of the Plan, and without affecting the number of shares of Stock otherwise reserved or available under the Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Committee may authorize the issuance of awards under the Plan, or the assumption under the Plan of awards of another person, in each case, upon such terms and conditions as it may deem appropriate.

5.3 General Restrictions; Certificates; Clawback Policy. Awards granted, and the delivery of shares of Stock or other amounts, under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock or make any other distribution of benefits unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933, as amended), and the applicable requirements of the Applicable Exchange.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable requirements of the Applicable Exchange.

(c) All Awards granted pursuant to the Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to the Company's Clawback Policy, to the extent applicable, and to any other recoupment or clawback policy or requirement applicable to employees or other service providers that is adopted by, or otherwise made applicable by law, regulation or listing standards to, the Company from time to time.

5.4 Tax Withholding; No Guarantee of Tax Treatment. Delivery of shares of Stock or other amounts under the Plan is subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other amounts under the Plan on satisfaction of the applicable withholding obligations by the Participant in a manner satisfactory to the Committee (which may include, without limitation, such rules and requirements as the Committee may determine to be necessary or appropriate to avoid adverse accounting treatment with respect to any Award) and, if such obligations are not satisfied in such manner, the Committee may cancel the Award to which the withholding obligations relate. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may satisfy such withholding obligations by deducting cash from any payments of any kind otherwise due to the Participant, including under the Award, or may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan; provided that,

in the event the obligations are satisfied by the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan, the amount so withheld may not exceed the total maximum statutory tax withholding obligations to the extent such a limitation is needed for the Company to avoid an accounting charge. Notwithstanding any provision of the Plan to the contrary, the Company does not guarantee to any Participant or any other person(s) with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any other person be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

5.5 Grant and Use of Awards. In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant; provided that no ISO nor any Incentive Award may be granted to any person who at the time of the grant is not an employee of the Company or a Subsidiary. Subject to the limits of Section 2.5, Awards may be granted as alternatives to or replacement of Awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be covered by Awards under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

5.6 Dividends and Dividend Equivalents. The following rules shall apply with respect to dividends or dividend equivalents on outstanding Awards:

(a) A Participant shall not be entitled to dividends or dividend equivalents with respect to an Option or an SAR.

(b) A Restricted Stock Unit Award or a Restricted Stock Award may provide that the Participant is entitled to receive payment of the same amount that the Participant would have received as cash dividends if, on each record date during the performance or vesting period relating to such Award, the Participant had been the holder of record of a number of shares of Stock equal to the number of Restricted Stock Units or shares of Restricted Stock actually earned by the Participant or in which the Participant has become vested based upon, to the extent the Award is subject to Performance Goals, the achievement of such Performance Goals or, to the extent the Award is subject to time-vesting, the completion of the applicable vesting period; provided that payment of any such dividend or dividend equivalent shall be deferred until the date that the final award is determined, earned and vested, and shall only be paid to the extent that (i) the Restricted Stock Units or shares of Restricted Stock, as applicable, underlying the final award have been earned by the Participant based upon achievement of the Performance Goals, or (ii) the Participant has become vested in the Restricted Stock Units or Restricted Stock, as applicable. Such dividend equivalents may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents, may be subject to such conditions, restrictions and contingencies as the Committee shall establish at the time of grant, including the reinvestment of such credited amounts in Stock equivalents or additional shares of Stock.

5.7 Settlement of Awards. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as "Settlement" of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award Settlement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

5.8 Transferability. Options and SARs are not transferable except: (i) as designated by the Participant by will or by the laws of descent and distribution, or (ii) by gift (for no consideration), provided that all

restrictions contained in this Plan continue to apply to such Option or SAR as if such gift had not occurred and provided the Committee has approved such transfer by gift. Except as otherwise provided by the Committee, other Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

5.9 Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Committee or its delegate at such times, in such form (which may include a requirement of a written election or a requirement to use an electronic or on-line system), and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

5.10 Agreement With Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of document as is determined by the Committee (and which may be written or otherwise be set forth or delivered electronically). A copy of such document shall be provided, or otherwise made available, to the Participant, and the Committee may, but need not, require that the Participant sign a copy of such document or otherwise acknowledge receipt and acceptance in the manner acceptable to the Committee. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Participant signature (or acknowledgement or acceptance) is required.

5.11 Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

5.12 Gender and Number. Where the context permits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

5.13 Limitation of Implied Rights.

(a) No employee or other person shall have any claim or right to be granted an Award under the Plan. Having received an Award under the Plan shall not give a Participant or any other person any right to receive any other Award under the Plan. A Participant shall have no rights in any Award, except as set forth herein and in the applicable Award Agreement.

(b) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(c) The Plan does not constitute a contract of employment, in the case of a Participant who is an employee, or an agreement to renominate a director as a director, in the case of a Participant who is a Non-Employee Director, and selection as a Participant will not give any participating employee or Non-Employee Director the right to be retained in the employ, or remain a director, of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the Participant fulfills all conditions for Settlement of such rights.

5.14 Evidence and Manner of Action. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties. Board and Committee actions and authorizations with respect to the Plan and Awards granted thereunder are not required to take any specific form. For example, and without limiting the generality of the foregoing, any action or authorization by the Board or the Committee that is not described as an amendment, but that would be

inconsistent with the Plan or an Award agreement as then in effect, shall be given the same effect as a formal amendment thereto (provided that such amendment is otherwise permitted by the Plan).

SECTION 6. CHANGE IN CONTROL

6.1 Subject to Section 6.4, and except to the extent more Participant-favorable treatment of a Participant's Awards is provided under the Company's Executive Severance Plan (the "Severance Plan") or a Key Executive Employment and Severance Agreement (a "KEESA") applicable to the Participant, or in the Award Agreement, upon the occurrence of a Change in Control:

(a) All outstanding Options (regardless of whether in tandem with SARs) shall become fully vested and exercisable.

(b) All outstanding SARs (regardless of whether in tandem with Options) shall become fully vested and exercisable.

(c) All outstanding Awards of Restricted Stock and Restricted Stock Units:

(i) that vest without reference to the extent to which one or more Performance Goals are attained shall become fully vested (for the avoidance of doubt, if an Award provides that a Performance Goal must be attained for Stock to vest, and if the Goal is attained, the number of shares of Stock that vest does not depend on the extent to which the Goal was attained, such Award is an Award that vests without reference to the extent to which the Goal was attained);

(ii) that vest with reference to the extent to which one or more Performance Goals are attained shall become vested in an amount calculated by assuming that the Performance Goal(s) have been satisfied at the target level specified in the Participant's Award Agreement or, if greater, otherwise specified by the Committee at or after grant.

(d) All Incentive Awards shall be treated as determined by the Committee.

6.2 Without limiting the foregoing provisions of Section 6.1, but subject to the provisions of Section 6.4, in the event of a Change in Control the Committee may, in its discretion, provide any of the following either absolutely or subject to the election of such Participants:

(a) Each Option and SAR shall be surrendered, canceled or exercised for an immediate lump sum cash amount, subject to withholding, equal to the excess of the aggregate Fair Market Value of the shares of Stock subject to such Option or SAR determined as of the date prior to the Change in Control over the aggregate Exercise Price of such shares; provided that, to the extent such Fair Market Value does not exceed such Exercise Price, the Option or SAR may be canceled for no consideration upon the Change in Control;

(b) Each Restricted Stock Award or Restricted Stock Unit shall be exchanged for an immediate lump sum cash amount, subject to withholding, equal to the number of shares of Stock subject to such Restricted Stock Award or Restricted Stock Unit multiplied by the Fair Market Value of a share of Stock on the date prior to the Change in Control, or if greater, the value of a share of Stock as indicated by the transaction underlying the Change in Control.

6.3 The provisions of Section 6.1 and Section 6.2 notwithstanding, no distribution or payment shall be made upon or in connection with the occurrence of a Change in Control with respect to any Award that the Committee shall determine does not qualify for any applicable exemption from the application of Section 409A of the Code (such as by reason of being a stock right or qualifying as a short-term deferral), unless the Change in Control qualifies as a permissible distribution event under Section 409A of the Code with respect to such Award and the Award provides for such distribution. To the extent that, pursuant to the immediately preceding sentence, an Award is not distributable or payable upon the occurrence of a Change in Control, distribution or payment of such Award shall be made at the time otherwise specified under the Plan or the Award Documents without regard to the occurrence of a Change in Control (including any six month delay in payment applicable to a "specified employee," as determined in accordance with Section 409A of the Code). Without limiting the generality of the foregoing, nothing in this Section 6.3 shall be construed to prevent any Participant's rights in respect of any Award from becoming non-forfeitable upon the occurrence of a Change in Control.

6.4 The provisions of Section 6.1 notwithstanding, and except to the extent more Participant-favorable treatment of a Participant's Awards is provided under the Severance Plan or a KEESA applicable to the Participant, or in the Award Agreement, no acceleration of exercisability, vesting, issuance of shares, cash Settlement or other payment shall occur under Section 6.1 with respect to any Equity Award granted to a Participant if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Equity Award shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted award hereinafter called an "Alternative Award") by the Participant's employer (or the parent or a subsidiary of such employer) immediately following the Change in Control, provided that any such Alternative Award must:

(a) relate to a class of equity that is (or will be within 5 business days following the Change in Control) listed to trade on a recognized securities market;

(b) provide the Participant with rights and entitlements substantially equivalent to or better than the rights and entitlements applicable under such Equity Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment, including all provisions applicable in respect of such Equity Award that provide for accelerated vesting (with respect to Equity Awards that vest upon the attainment of one or more Performance Goals, if the Change in Control occurs during the course of a performance period applicable to the Equity Award, then (A) the Performance Goals shall be deemed to have been satisfied at the target level specified in the Participant's Award agreement or, if greater, otherwise specified by the Committee at or after grant, and (B) any Alternative Award shall not include a performance objective, unless otherwise determined by the Committee);

(c) have substantially equivalent economic value to the Equity Award (as determined by the Committee as constituted immediately prior to the Change in Control); and

(d) have terms and conditions which provide that if the Participant's employment is terminated upon or within three years following such Change in Control by the Participant's employer other than for Cause or by the Participant for Good Reason, a Participant's rights under each such Alternative Award shall become fully vested and exercisable (for purposes of this clause (d), Good Reason and Cause shall be as defined in the Severance Plan (in the case of Good Reason, as defined in the Severance Plan in connection with a Qualifying Termination) except to the extent a more favorable definition of Good Reason or Cause is provided in any KEESA applicable to the Participant prior to the occurrence of the Change in Control, or in the Award Agreement, in which case such more favorable definition shall apply); provided, however, that with respect to any Equity Award that does not qualify for any applicable exemption from the application of Section 409A of the Code, the payment or distribution of the Alternative Award shall only be made at the time otherwise specified under the Plan or the Award Agreement without regard to the occurrence of the Change in Control (including any six month delay in payment applicable to a "specified employee," as determined in accordance with Section 409A of the Code).

6.5 Anything in this Plan to the contrary notwithstanding, if a Change in Control occurs and if the Participant's employment is terminated (other than a termination due to the Participant's death or as a result of the Participant's disability) during the period of 90 days prior to the date on which the Change in Control of the Company occurs, and if it is reasonably demonstrated by the Participant that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control of the Company or (ii) was by the Participant for Good Reason or was by the employer for other than Cause and otherwise arose in connection with or in anticipation of a Change in Control of the Company, then the date of termination of such Participant's employment or service shall be deemed for purposes of the Plan to be the day following the date of the Change in Control.

SECTION 7. COMMITTEE

7.1 Administration. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist of at least two members and shall be appointed from among the members of the Board. Any member of the Committee may resign or be removed by the Board and new members may be appointed by the Board. Additionally, the Committee shall be constituted so as to satisfy at all times the non-employee director requirement of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise

determined by the Board, the Committee shall be the Management Development, Nominating and Governance Committee. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

7.2 Powers of Committee. The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 8) to cancel or suspend Awards.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan, including an adjustment under subsection 5.2(e), is final and binding on all persons. Except to the extent precluded by applicable law, decisions made by the Committee under the Plan need not be uniform with respect to Participants notwithstanding that Participants are similarly situated.

(e) No member of the Board or the Committee, and no member of a sub-committee or other person to whom a delegation under Section 7.3 has been made, will be liable for any act done, or determination made, by the individual in good faith with respect to this Plan or any Award. The Company will indemnify and hold harmless each member of the Board and the Committee, and each member of a sub-committee or other person to whom a delegation under Section 7.3 has been made, as to any acts or omissions with respect to this Plan or any Award to the maximum extent that the law, the Company's by-laws, articles of incorporation and any indemnification agreement between such member and the Company or an affiliate permit.

7.3 Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any sub-committee or person or persons selected by it. If the Committee has made a permitted allocation or delegation, then all references to the Committee in the Plan include such sub-committee or person or persons with respect to whom the allocation or delegation is made to the extent of such allocation or delegation. Any such allocation or delegation may be revoked by the Committee at any time.

7.4 Information to be Furnished to Committee. The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

SECTION 8. AMENDMENT AND SUSPENSION OF GRANTING AWARDS

8.1 Amendment of Plan and Suspension of Granting Awards. The Board or the Committee may, at any time, amend the Plan, except that the Board may amend the Plan to prohibit or restrict the Committee's power to amend the Plan after the time at which such amendment is adopted by the Board,

and any such amendment by the Board shall not be subject to change by the Committee. Notwithstanding the foregoing sentence, (i) subject to subsection 8.2, no amendment may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary of the former Participant), adversely affect the rights of any Participant or beneficiary under any Award made prior to the date such amendment is adopted; (ii) no amendment may increase the limitations set forth in subsections 5.2(a) or 5.2(b), decrease the minimum Option or SAR Exercise Price set forth in subsection 2.2, increase the maximum term of an Option or SAR from the maximum term set forth in subsection 2.3 or amend subsections 2.4 or 2.5 unless any such amendment is approved by the Company's shareholders; and (iii) shareholders must approve any amendment of the Plan to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, or (C) the listing requirements of the Applicable Exchange. Adjustments pursuant to subsection 5.2(e) shall not be subject to the foregoing limitations of this Section 8. The Committee or the Board may at any time suspend, temporarily or permanently, granting Awards under the Plan.

8.2 Amendment, Modification or Cancellation of Awards. Except as provided in subsection 2.5 and subject to the requirements of the Plan, the Committee may modify or amend any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award, or amend, modify or cancel any terms and conditions applicable to any Award, in each case by mutual agreement between the Committee and the Participant or any other person(s) as may then have an interest in the Award, so long as any such action does not increase the number of shares of Stock issuable under the Plan (except as permitted by subsection 5.2(e)), but the Committee need not obtain Participant (or other interested party) consent for any such action that is permitted by the provisions of subsection 5.2(e) or for any such action: (i) to the extent the action is deemed necessary by the Committee to comply with any applicable law or the listing requirements of the Applicable Exchange; (ii) to the extent the action is deemed necessary by the Committee to preserve favorable accounting or tax treatment of any Award for the Company; or (iii) to the extent the Committee determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant or any other person(s) as may then have an interest in the Award. Notwithstanding any provision of the Plan to the contrary, the Committee shall have the discretion to accelerate or shorten the vesting period of an Award in connection with a Participant's death, disability, retirement or termination by the Company without Cause or upon a Change in Control.

SECTION 9. INTERNAL REVENUE CODE SECTION 409A

Unless determined otherwise by the Committee, the Plan shall be administered in a manner that will enable an Award that is intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award that is intended to comply with Code Section 409A to continue to so comply. For purposes of any Award that is subject to Code Section 409A and with respect to which the terms and conditions of the Award Agreement, as determined by the Committee (or if applicable, elected by the Participant) at the time of grant provide for distribution or Settlement of the Award upon the Participant's termination of employment, the Participant will be deemed to have terminated employment on the date on which the Participant incurs a "separation from service", within the meaning of Code Section 409A, and to the extent required in order to comply with Code Section 409A, no distribution or Settlement of the Award shall be made until the date that is six months and one day following the date of the Participant's "separation from service". A Participant's "separation from service" shall occur when the Company reasonably anticipates that no further services will be performed by the Participant for the Company after a certain date or that the level of bona fide services the Participant will perform after such date will permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed by the Participant (whether as an employee or independent contractor) for the Company over the immediately preceding thirty-six (36) month period (or such lesser period of actual service). For purposes of this definition, the term "Company" includes each other corporation, trade or business that, with MGIC Investment Corporation, constitutes a controlled group of corporations or group of trades or businesses under common control within the meaning of Code Sections 414(b) or (c). For this purpose, Code Sections 414(b) and (c) shall be applied by substituting "at least 50 percent" for "at least 80 percent" each place it appears therein or in the regulations promulgated thereunder. A Participant is not considered to have incurred a "separation from service" if the Participant is absent from active employment due to military leave, sick leave or other bona fide leave of absence if the period of such leave does not exceed the greater of (i) six (6) months, or (ii) the period during which the Participant's right to reemployment by the Company or controlled group member is provided either by statute or by contract; provided that if the leave of absence is due to a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than six (6) months, where such impairment causes the Participant to be unable to perform the duties of his or

her position of employment or any substantially similar position of employment, the leave may be extended for up to twenty-nine (29) months without causing a "separation from service".

SECTION 10. DEFINED TERMS AND GOVERNING LAW

10.1 Defined Terms. In addition to the other definitions contained herein, the following definitions shall apply:

(a) "Award" means any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards and Incentive Awards.

(b) "Board" means the Board of Directors of the Company.

(c) "Change in Control" means a change in control of the Company, as defined in the Annex hereto, provided that with respect to an Award that is subject to Code Section 409A, such change in control is also a change in ownership or effective control of a corporation or a change in ownership of a substantial portion of the assets of a corporation pursuant to Treasury Regulations section 1.409A-3(i)(5).

(d) "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code and the regulations promulgated under such provision.

(e) "Eligible Individual" means any executive officer or other key employee of the Company or a Subsidiary and any Non-Employee Director. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or a Subsidiary, provided that such Award shall not become vested prior to the date the employee first performs such services.

(f) "Equity Award" means an Award of Options, SARs, Restricted Stock, Restricted Stock Units or other stock-based Award.

(g) "Fair Market Value" means, per share of Stock on a particular date, a price that is based on (i) the opening, closing, actual, high or low sale price, or the arithmetic mean of selling prices of, a share of Stock on the New York Stock Exchange or such other exchange or automated trading system on which the Stock is then principally traded (the "Applicable Exchange") on the applicable date, the preceding trading day or the next succeeding trading day, or (ii) the arithmetic mean of selling prices on all trading days over a specified averaging period that is within 30 days before or 30 days after the applicable date, or such arithmetic mean weighted by volume of trading on each trading day in the period, in each case as determined by the Committee in its discretion; provided that, if an arithmetic mean of prices is used to set a grant price or an exercise price for an Option or SAR that is intended to be exempt from Code Section 409A, then the commitment to grant the applicable Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with United States Treasury Regulations section 1.409A-1(b)(5)(iv)(A). The method of determining Fair Market Value with respect to an Award shall be determined by the Committee and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, Settlement, or payout of an Award; provided that, if the Committee does not specify a different method, the Fair Market Value of a share of Stock as of a given date shall be the last reported per share sale price of the Stock on the day as of which Fair Market Value is to be determined or, if there shall be no such sale on such date, the next preceding day on which such a sale shall have occurred. If the Stock is not traded on an established stock exchange, the Committee shall determine in good faith the Fair Market Value of a share of Stock. Notwithstanding the foregoing, in the case of a sale of shares of Stock on the Applicable Exchange, the actual sale price shall be the Fair Market Value of such shares. The Committee also shall establish the Fair Market Value of any other property.

(h) "Non-Employee Director" means a member of the Board who is not an employee of the Company, any Subsidiary or of any person, directly or indirectly, controlling, controlled by or under common control with the Company.

(i) "Performance Goal" means any objective or subjective goals the Committee establishes with respect to an Award. Performance Goals may include, but are not limited to, goals that relate to one or more of the following:

- net income, pre-tax income or earnings before interest, taxes and depreciation and amortization,
- earnings per share,
- operating earnings, which is net income excluding realized gains and losses,
- cash flow, including operating cash flow, which excludes the same items as are excluded in operating earnings,
- return on assets, capital, investment, invested capital or equity,
- total return to shareholders or another return measure in which the denominator is one objective financial metric derived from the Company's financial statements and the denominator is another one,
- expenses or a ratio related to expenses, such as the ratio of expenses from insurance operations to net premiums written or earned,
- incurred or paid losses or ratios related to those losses, such as the ratio of incurred losses to the net premiums written or earned,
- market share,
- book value,
- book value per share,
- common stock share price,
- increase in surplus,
- statutory capital,
- economic value added,
- gross or net revenues,
- new insurance written, and
- insurance in force.

Each of the Performance Goals may be combined with other Performance Goals, and may be (i) determined on a Company-wide basis or, where applicable, with respect to one or more Subsidiaries, operating units, divisions, books of business, new insurance written, types of insurance written by the Company, acquired businesses, minority investments, partnerships or joint ventures; (ii) determined on a relative or an absolute basis, or (iii) determined on a per share (either basic or fully diluted) or an aggregate basis. If during the course of a performance period there shall occur significant events which the Committee expects to have a substantial effect on the applicable performance objectives during such period, the Committee may revise such performance objectives.

Unless otherwise determined by the Committee, the measurement of the Performance Goal shall exclude, to the extent applicable under the particular Performance Goal, the effects of (i) charges for reorganizations and restructurings and discontinued operations; (ii) all items of gain, loss or expense determined to be unusual or non-recurring in nature; (iii) all items of gain, loss or expense related to the acquisition or disposal of a business; (iv) all items of gain, loss or expense related to a change in accounting principle as well as the cumulative effect of accounting changes; (v) the establishment or elimination of any valuation reserve; (vi) litigation judgments or settlements, (vii) the effect of changes in tax law or other laws or provisions affecting reported results; and (viii) any item that is included in a determination of other comprehensive income.

The Committee may, in its discretion, determine at any time to adjust the measurement of any Performance Goal, or exclude from the measurement of any Performance Goal any items it designates in its discretion.

Where applicable, the Performance Goals may be expressed, without limitation, in terms of attaining a specified level of the particular criterion or the attainment of an increase or decrease (expressed as absolute numbers or a percentage) in the particular criterion or achievement in relation to a peer group or other index. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be paid (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur).

(j) “Stock” means the common stock, $1.00 par value, of the Company.

(k) “Subsidiary” means any company during any period in which it is a “subsidiary corporation” (as that term is defined in Code Section 424(f)) with respect to the Company.

The following terms are defined where indicated below:

10% Shareholder	-- Subsection 2.2
Alternative Award	-- Subsection 6.4
Applicable Exchange	-- Subsection 10.1(g)
Award Agreement	-- Subsection 5.10
Cause	-- Subsection 6.4(d)
Committee	-- Subsection 7.1
Company	-- Subsection 1.1
Effective Date	-- Subsection 1.3
Exchange Act	-- Subsection 7.1
Exercise Price	-- Subsection 2.2
Good Reason	-- Subsection 6.4(d)
Incentive Award	-- Subsection 4.1
ISO	-- Subsection 2.1(a)
KEESA	-- Subsection 6.1
Maximum Limit	-- Subsection 5.2(a)
NQO	-- Subsection 2.1(a)
Option	-- Subsection 2.1(a)
Participant	-- Subsection 1.2
Plan	-- Subsection 1.1
Prior Plan	-- Subsection 1.3
Restricted Stock	-- Subsection 3.1
Restricted Stock Unit	-- Subsection 3.1
SAR	-- Subsection 2.1(b)
Settlement	-- Subsection 5.7
Severance Plan	-- Subsection 6.1

10.2 Governing Law. The Plan, and all Award Agreements, shall be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles. As a condition of receiving any Award, a Participant agrees, on behalf of the Participant and all persons or entities that may claim through the Participant, that except to the extent otherwise determined by the Company in writing in the case of one or more Participants and communicated to an affected Participant in the same manner by which notices may be given under the Participant's Award Agreement (a) any legal action or proceeding with respect to the Plan, any Award or any Award Agreement, or for recognition and enforcement of any judgment in respect of the Plan, any Award or any Award Agreement, may be brought and determined only in a state court sitting in the County of Milwaukee, or the Federal District Court for the Eastern District of Wisconsin sitting in the County of Milwaukee, in the State of Wisconsin, and (b) any right to a jury trial is waived. No legal action or other proceeding may be brought by or on behalf of a Participant (or any beneficiary of the Participant) with respect to the Plan or any Plan Award more than one (1) year after the later of (i) the last date on which the act or omission giving rise to the legal action or proceeding occurred, or (ii) the date on which the individual or entity bringing the legal action or proceeding had knowledge (or reasonably should have had knowledge) of the act or omission.

ANNEX

Definition of "Change in Control" and Related Terms

1. Change in Control of the Company. A "Change in Control" shall be deemed to have occurred if an event set forth in any one of the following paragraphs shall have occurred:

(i) any Person (other than (A) the Company or any of its subsidiaries, (B) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or any of its subsidiaries, (C) an underwriter temporarily holding securities pursuant to an offering of such securities or (D) an entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock in the Company ("Excluded Persons")) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after January 1, 2025, pursuant to express authorization by the Board of Directors of the Company (the "Board") that refers to this exception) representing more than 25% of the total fair market value of the stock of the Company or representing more than 25% of the total voting power of the stock of the Company; or

(ii) during any 12 consecutive month period, the following individuals cease for any reason to constitute a majority of the number of directors of the Company then serving: (A) individuals who, on January 1, 2025, constituted the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors on January 1, 2025, or whose initial appointment, election or nomination for election as a director which occurred after January 1, 2025 was approved by such vote of the directors then still in office at the time of such initial appointment, election or nomination who were themselves either directors on January 1, 2025 or initially appointed, elected or nominated by such majority vote as described above ad infinitum (collectively the "Continuing Directors"); provided, however, that individuals who are appointed to the Board pursuant to or in accordance with the terms of an agreement relating to a merger, consolidation, or share exchange involving the Company (or any direct or indirect subsidiary of the Company) shall not be Continuing Directors for purposes of this Agreement until after such individuals are first nominated for election by a vote of at least a majority of the then Continuing Directors and are thereafter elected as directors by the shareholders of the Company at a meeting of shareholders held following consummation of such merger, consolidation, or share exchange; and, provided further, that in the event the failure of any such persons appointed to the Board to be Continuing Directors results in a Change in Control of the Company, the subsequent qualification of such persons as Continuing Directors shall not alter the fact that a Change in Control of the Company occurred; or

(iii) a merger, consolidation or share exchange of the Company with any other entity is consummated or voting securities of the Company are issued in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company) pursuant to applicable stock exchange requirements, other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company entitled to vote generally in the election of directors outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof entitled to vote generally in the election of directors of such entity or parent outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after January 1, 2025, pursuant to express authorization by the Board that refers to this exception) representing at least 25% of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(iv) the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets to a Person (in one transaction or a series of related transactions within any period of

24 consecutive months), other than a sale or disposition by the Company of all or substantially all of the Company's assets to an Excluded Person or to an entity at least 75% of the total value or voting power of which is owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale. It is understood that in no event shall a sale or disposition of assets be considered to be a sale of substantially all of the assets unless the assets sold or disposed of have a total gross fair market value of at least 40% of the total gross fair market value of all of the Company's assets immediately prior to such sale or disposition.

2. Related Definitions. For purposes of this Annex, the following terms, when capitalized, shall have the following meanings:

(i) Act. The term "Act" means the Securities Exchange Act of 1934, as amended.

(ii) Affiliate and Associate. The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule l2b-2 of the General Rules and Regulations under the Act.

(iii) Beneficial Owner. A Person shall be deemed to be the "Beneficial Owner" of any securities:

(a) which such Person or any of such Person's Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; *provided, however,* that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, or securities issuable upon exercise of rights issued pursuant to the terms of a shareholder rights agreement that may be entered into by the Company from time to time, at any time before the issuance of such securities;

(b) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Act), including pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this subsection 2(iii)(b) as a result of an agreement, arrangement or understanding to vote such security if the agreement, arrangement or understanding: (A) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Act and (B) is not also then reportable on a Schedule 13D under the Act (or any comparable or successor report); or

(c) which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in subsection 2(iii)(b) above) or disposing of any voting securities of the Company.

(iv) Person. The term "Person" shall mean any individual, firm, partnership, corporation or other entity, including any successor (by merger or otherwise) of such entity, or a group of any of the foregoing acting in concert.

(v) Stock. The term "stock" shall have the meaning contemplated by Treasury Regulation 1.409A-1 et seq.

MGIC Investment Corporation

MGIC Plaza
Milwaukee, WI 53202
mtg.mgic.com

21-50335 1/25

SCAN TO
VIEW MATERIALS & VOTE

MGIC INVESTMENT CORPORATION
250 EAST KILBOURN AVE.
MILWAUKEE, WI 53202

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on April 23, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/MTG2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow below available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. Eastern Time on April 23, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V62758-P25977

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MGIC INVESTMENT CORPORATION

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Analisa M. Allen
02) C. Edward Chaplin
03) Curt S. Culver
04) Jay C. Hartzell
05) Jodeen A. Kozlak
06) Teresita M. Lowman
07) Timothy J. Mattke
08) Sheryl L. Sculley
09) Michael L. Thompson
10) Mark M. Zandi

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

	For	Against	Abstain
2. Advisory Vote to Approve our Executive Compensation.	☐	☐	☐
3. Approval of 2025 Omnibus Incentive Plan.	☐	☐	☐
4. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025.	☐	☐	☐

NOTE: You may attend the Annual Meeting via the Internet and if you hold the shares directly you may also vote during the Annual Meeting. Have the information that is printed in the box marked with the arrow on your Proxy Card available and follow the instructions.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of Meeting, Proxy Statement and 2024 Annual Report are available at www.proxyvote.com.

V62759-P25977

MGIC INVESTMENT CORPORATION
Annual Meeting of Shareholders
April 24, 2025
9:00 a.m. Central Time

This proxy is solicited by the Board of Directors for use at the Annual Meeting on April 24, 2025.

I hereby appoint TIMOTHY J. MATTKE and NATHANIEL H. COLSON, and either one of them, as my proxy and attorney-in-fact, with full power of substitution by the Board of Directors of MGIC Investment Corporation (MGIC), to represent and vote, according to my choices on this proxy card, all shares of Common Stock of MGIC which I am entitled to vote at the Annual Meeting of Shareholders to be held virtually at www.virtualshareholdermeeting.com/MTG2025 on Thursday, April 24, 2025, at 9:00 a.m. Central Time, and at any adjournment, and in the discretion of the proxies on any other business properly brought before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

Continued and to be signed on reverse side